

Evercore Partners

2010 Annual Report

EVERCORE

A premier independent investment banking advisory firm serving multinational corporations, financial sponsors, institutional investors, and wealthy individuals who seek truly objective advice and exceptional execution expertise

EXCELLENCE

The guiding principle of our team in everything we do

INTEGRITY

Keeping our word and
building long-lasting client-focused relationships

EXPERIENCE

Industry-best senior talent serving each of our clients

INDEPENDENCE

Led by the best interests of our clients,
unencumbered by proprietary conflicts of interest

FINANCIAL HIGHLIGHTS

Financial Results

ADJUSTED PRO FORMA	*Twelve Months Ended December 31*		
(dollars in thousands)	2010	2009	2008
Revenues			
Investment Banking	$ 292,001	$ 287,265	$ 178,421
Investment Management	76,854	21,615	8,804
Other Net	7,081	5,560	6,161
Net Revenues	$ 375,936	$ 314,440	$ 193,386
Operating Income	$ 64,536	$ 59,806	$ 8,370
Net Income Attributable to Evercore Partners Inc.	$ 37,894	$ 32,883	$ 4,048

Diluted Earnings Per Share


1.2
0.9
0.6
0.3
0.0
0.12
0.89
0.94
2008
2009
2010

Dividends Per Share


0.8
0.6
0.4
0.2
0.0
0.48
0.51
0.63
2008
2009
2010

The Financial Statement information in the shareholder letter and tables is presented on an Adjusted Pro Forma basis, which is an unaudited non-GAAP form of presentation. These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP. Please see pages A-1 through A-4 for a reconciliation of these amounts to their U.S. GAAP equivalents.

DEAR FELLOW SHAREHOLDERS:

In 2010, markets gradually improved and the recognition of our brand expanded significantly. Evercore took advantage of this environment to expand our global reach, to offer our clients important new capabilities and to differentiate ourselves in the financial services marketplace. As a result, Evercore is no longer simply a small advisory boutique.

We increased earnings and achieved record revenues in each of our businesses, driving enhanced returns to our shareholders for a second consecutive year. Our Investment Banking business sustained its leadership position, expanded its global reach, and continued to attract some of the best talent in the business. We launched exciting new businesses – an institutional equities business and a private funds business – that will allow us to better serve our clients. And our Investment Management businesses are now poised to contribute consistently to our profitability.

The financial performance and strategic developments achieved in 2010 all contribute to helping us realize our vision of Evercore as a premier global, independent financial advisory firm, which includes being:

- A premier independent M&A, restructuring, capital markets and strategic advisor to leading corporations and financial sponsors
- A leading provider of equity research and execution for prominent institutional investors
- An investment advisor of choice for institutional and wealth management clients

Achieving that vision is a journey that requires a continuing commitment to excellence and integrity, a commitment that we make to each of our clients around the globe.

INVESTMENT BANKING

We broadened our Investment Banking business significantly in 2010 by adding experienced senior advisory professionals, strengthening our capital markets advisory capabilities, adding a Private Funds placement group, and launching a research-driven equity sales and trading business. These initiatives complement our core Advisory franchise and better position us to serve our clients now and as the markets continue to recover and grow.

M&A, Restructuring & Strategic Advisory

The market for Advisory services improved in 2010 as the restructuring-dominated environment of 2009 gave way to M&A and other strategic transactions. While the volume of completed M&A transactions in 2010 was similar to 2009, globally and in the U.S., announced volume increased, most significantly in the rapidly growing economies of Asia and Latin America. This trend has continued in 2011 and we are confident that the anticipated recovery of the M&A markets is underway.

In 2010, Evercore sustained its position as a leading independent U.S. investment banking advisory firm, and ranked 11th in the volume of announced transactions as compared to all firms, including bulge bracket and universal banks. Though we don't manage our business to achieve an elevated position in the rankings, such measures are a relevant indicator of the progress that we are making in building our franchise.

The increasing globalization of M&A is an important development for Evercore and holds significant implications for our growth strategy. In 2007, the U.S. and Europe dominated the M&A markets and accounted for 76% of the volume of announced transactions; since then, that percentage has declined every year. Today, announced transactions involving targets in Asia, Latin America, and other non-U.S. and non-European markets represent 41% of activity, and will likely continue to grow in the future. This trend is the inevitable result of large multinational companies from every country focusing attention on countries and regions where growth is strongest.

In 2010, we made important advances in our ability to serve our clients' desire to grow in these geographies, most significantly through our acquisition of a 50% interest in Brazil-based G5 advisors (now Evercore | G5). The G5 team, led by Corrado Varoli, has built a highly regarded M&A, Asset Management and Wealth Management business with offices in São

Paulo and Rio de Janeiro. We have worked with G5 as an alliance partner for the past several years and know that their culture and commitment to excellence and integrity parallels our own. Together with our long-established presence in Mexico, this acquisition positions Evercore to meet client needs throughout Latin America, as the region plays an increasingly important role in the global economy.

We have increased our activity in Asia as well, through our existing relationships with CITIC Securities (China) and Mizuho Securities (Japan) and the formation of Evercore Asia Limited in Hong Kong. We also continue to add highly talented professionals in both the U.S. and Europe.

Through our experienced team of professionals and alliance partners, Evercore is now able to advise and execute in countries generating more than 90% of world GDP. Growing global capability is a strategic priority for Evercore, and we will further invest in core markets as we move forward, strengthening both our geographic presence and our expertise in key industry sectors.

Capital Markets, Research, Sales & Trading

In 2010, we launched our Institutional Equities business with two strategic objectives: 1) better positioning our team to advise our corporate and fund sponsor clients with respect to their capital raising strategies; and 2) establishing substantial relationships with the largest institutional investors through high quality research and value added sales and trading capabilities. This initiative builds on our core principle of employing creative ideas, strategic insights, and a broad network of relationships to generate value for our clients. Like all Evercore businesses, Institutional Equities is unencumbered by proprietary conflicts of interest, and thus is solely focused on advice and actions designed purely to serve the best interests of our clients.

Capital markets advisory services were well received by our clients in 2010. The team achieved notable successes, including advising on the two largest IPOs of the year – including the General Motors IPO, which is the largest IPO in history. As a result of these accomplishments, our team enters 2011 with strong momentum.

Our research, sales and trading initiative has been well received by institutional investors, and the business is progressing on plan. As in all of our ventures, it relies first and foremost on the quality of the team. Our research team now covers more than 100 leading financial services, technology, media and telecommunications companies. Our sales and trading team currently serves more than 100 of the most significant global investors and will continue to grow its client base in 2011. We remain committed to establishing this business as a solid contributor to earnings in the years to come.

INVESTMENT & WEALTH MANAGEMENT

2010 was a transformative year for our Investment Management business. With strong advances in each of our three sectors, the business generated record revenues for the year and contributed to operating profits in the fourth quarter.

Our Institutional Asset Management business expanded through our investment in Atalanta Sosnoff Capital, and via strong investment performance and inflows of assets at our other managers. Evercore Wealth Management, which we launched at the end of 2008, continued to gain scale and currently manages in excess of $2 billion of AUM. In Private Equity, we generated strong investment performance and returned capital to our investors in our funds that are winding down, and also established a strategic partnership with Trilantic Capital Partners, a leading middle market investment fund with offices in North America and Europe.

Our 2010 investments affirm that Evercore is an attractive partner to investment management talent seeking to align with a high quality institution. Our commitment to excellence, integrity and independence is of fundamental importance to these managers. The combination of these core values, the experience of our senior management team, and the growing market value of our brand has proven attractive to high quality managers committed to the long-term success of their business.

FINANCIAL PERFORMANCE

The firm delivered solid financial performance for the year, generating record revenues in both Investment Banking and Investment Management while at the same time making substantial investments in important growth initiatives. These investments drove cost increases and reduced margins in 2010 as the costs of launching new businesses inevitably precede revenues. As we enter 2011, we are keenly focused on growing revenues, controlling costs, and improving margins in each of our businesses.

Earnings per share increased to $0.94 for the year, a 6% increase, and we returned 150% of our 2010 earnings to our shareholders through dividends and share repurchases.

LOOKING AHEAD

While aspects of the global economy remain unsettled, we believe we are entering 2011 with some breezes at our backs.

In Investment Banking, global announced M&A volume has increased 52% YTD, versus 2010, and we have been associated with several of the year's most prominent transactions, including advising AT&T on its proposed acquisition of T-Mobile USA, sanofi-aventis on its acquisition of Genzyme, Lubrizol on its sale to Berkshire Hathaway, and NASDAQ OMX on its proposed acquisition of NYSE Euronext. We continue to believe that the recovery of the M&A markets, and the public and private capital markets broadly, will be gradual but sustained, and that we are well positioned to grow during the recovery. Our Restructuring team distinguished themselves during the financial crisis and, as a result, continues to see opportunities as companies seek to repair their capital structures and remain competitive.

Our Investment Management businesses have strong momentum in both asset growth and financial performance, and are well positioned for future success. Our early stage businesses continue to mature, and the Atalanta Sosnoff and Trilantic transactions are accretive, high-quality additions that validate our acquisition strategy.

As is always the case, our ultimate success is driven most significantly by the quality of our people and their commitment to our clients. Here we are fortunate that the Evercore brand has never been stronger, and that our commitment to Excellence, Integrity, Experience, and Independence as core values of our Company is a compelling value proposition as we compete for talent. We will continue to add selectively to each of our businesses: globalizing our advisory capabilities and adding new industry sectors; broadening our research and sales and trading capabilities; and adding high quality asset and wealth managers. In each case – whether we add an individual, a team, or an acquisition – we will sustain our unwavering commitment to adding A+ talent as the best way to provide the best advice and ideas to our clients and superior returns to our shareholders.

We thank our partners and employees for their efforts, their enthusiasm, and their commitment to our clients and to each other. We thank our Board of Directors for their ongoing guidance and support. And we thank our clients for their continued trust in our services and confidence in our capabilities.

Sincerely,

Roger C. Altman
Executive Chairman
Evercore Partners, Inc.

Ralph Schlosstein
President and Chief Executive Officer
Evercore Partners, Inc.

INVESTMENT BANKING

Evercore is a premier independent investment bank providing advisory services on significant mergers, acquisitions, divestitures, restructurings, financings, public offerings, and private placements, as well as high quality research, sales and trading execution that is unencumbered by proprietary conflicts of interest.

ADJUSTED PRO FORMA

Net Revenues ($ in millions)



400
300
200
100
0
183
289
296
2008
2009
2010

Operating Income ($ in millions)



120
90
60
30
0
30
91
66
2008
2009
2010

Investment Banking Senior Managing Directors & Senior Advisors



60
45
30
15
0
34
46
51
2008
2009
2010

Advisory Fee Paying Clients



240
180
120
60
0
149
162
191
2008
2009
2010

Investment Banking

The Investment Banking business includes Merger & Acquisition, Strategic, and Restructuring Advisory, Institutional Equities, and a Private Funds Group. Our professionals serve as trusted senior advisors to their clients: helping them devise strategies for enhancing shareholder value; optimally raising capital to meet investment and growth objectives; and proactively bringing new ideas and perspective regarding individual companies and strategic industry sectors.

2010 Review

2010 was a solid year for our Investment Banking business. We continued to grow and diversify, and now serve 191 fee-paying clients, including 62 from which we earned fees in excess of $1 million.

Our Advisory teams served clients across the globe and in multiple sectors. We advised on several of the most prominent transactions announced during the year, including advising sanofi-aventis on its acquisition of Genzyme, and advising CenturyLink on its merger with Qwest. *Institutional Investor* magazine recognized our TMT team as a "Rainmaker of the Year" for their role advising Frontier Communications in its transaction with Verizon Communications.

Our Restructuring team was widely recognized for their work, most notably being named as International Financing Review's "Americas Restructuring Adviser of the Year." The team served clients in numerous industries during the year, including LyondellBasell in the chemicals sector and Danaos in shipping. Prior successful restructuring assignments were a catalyst for Evercore serving as an advisor on the two largest IPOs in 2010: General Motors' record public offering and Swift Transportation's return to the public equity markets.

We launched our Institutional Equities business in the third quarter of 2010, with focused research and specialist sales and trading capability covering the Technology, Media and Telecommunications and Financial Services sectors. The business has grown rapidly and is now providing research coverage of more than 100 prominent companies and sales and trading services for more than 100 leading global investors.

Strategic Alliances

We continue to invest time and energy in our strategic alliances for China (CITIC Securities) and Japan (Mizuho). As 2011 begins, we are seeing the benefits of these commitments as our pipeline of opportunities grows, including advising Tokyo-based Terumo on its announced acquisition of U.S.-based medical device manufacturer CaridianBCT. We also welcomed G5 Advisors into the Evercore family in 2010, acquiring a 50% interest in this leading Brazilian firm.

Our strategic alliance relationships enhance our ability to serve clients in cross-border transactions and also provide our partners with direct access to many of the most prominent companies in these markets.

People

2010 reinforced in a substantive way that our culture and client-focused business model are a major attraction to talented professionals in our industry. Through our consistent addition of leading M&A professionals and the launch of the Institutional Equities and Private Funds Group businesses, we have added 73 professionals during the year. As of the end of the year, our team is comprised of more than 267 professionals, including 51 Senior Managing Directors and Senior Advisors.

Our Advisory team grew with the addition of Perk Hixon (Metals and Mining), Marty Cicco (Real Estate) and Phil Kassin (Chemicals). We also promoted three of our rising stars to Senior Managing Director: John Honts (Health Care); Dan Mendelow (Telecom); and Jason Sobol (Media and Information). Our new business initiatives saw similar additions of outstanding talent as Jim Birle (Capital Markets), Charles Myers (Institutional Equities) and Richard Anthony (Private Funds Group) joined the firm as Senior Managing Directors or Senior Advisors.

Investment Management

Evercore is a growing investment manager which manages assets for sophisticated institutional investors, provides wealth management services for high net-worth individuals, provides specialized independent fiduciary and trustee services to large corporations and manages private equity funds.

Adjusted Pro Forma

Fee-Based Revenues ($ in millions)



80
60
40
20
0
12
29
70
2008
2009
2010

Assets Under Management ($ in billions)



20
15
10
5
0
$1.6
$4.3
$17.4
2008
2009
2010

AFFILIATED INVESTMENT MANAGERS

	Description	*EVR Ownership*
Institutional Asset Management		
Atalanta Sosnoff	Large-Cap Long-only Manager of Core Investment Products	49%
Evercore|PCB	Mexico Long-only Fixed Income and Equity Investment Products	51%
Evercore Asset Management	Long-only Manager of Small and Mid-Cap Value Equities	51%
Evercore Trust Company	Specialized investment management, independent fiduciary, and trustee services to employee benefit plans and large multinational corporations	86%
Wealth Management		
Evercore Wealth Management	Investment and Wealth Management Services for High Net Worth Families and Individuals	51%
Evercore Pan-Asset	Asset Allocation Advisory Services for Charities, Pension Funds, Private Clients and IFAs	50%

Investment Management

Our Investment Management business manages and invests capital on behalf of third parties, including a broad range of institutional investors such as corporate and public pension funds, endowments, foundations, insurance companies, family offices and high net worth investors. The business encompasses three sectors: Institutional Asset Management; Wealth Management; and Private Equity. Across these sectors, Evercore manages more than $17 billion of assets.

We operate the Investment Management business as a holding company, with the principals of substantially all of the businesses owning direct equity stakes in their operations. This approach ensures that our investment teams maintain their entrepreneurial focus, and that their interests remain aligned with serving their clients. Moreover, we have seen that this approach also best aligns the interests of these businesses with those of our shareholders.

2010 Review

2010 was a transformative year for our Investment Management business, resulting from the continued progress of early stage businesses and from key strategic acquisitions.

The largest driver of growth in Institutional Asset Management was the acquisition of a controlling interest in Atalanta Sosnoff Capital, a long-only U.S. equity investment manager. Atalanta Sosnoff is a model of the type of business in which we seek to invest. Their team is comprised of A+ professionals committed to continued ownership and operation of their business. They have a repeatable and understandable investment process, and have delivered significant long-term value to their investors. Each of our other institutional asset managers, which include Evercore Asset Management in the U.S. and Evercore|PCB in Mexico, performed well, increasing assets under management and delivering strong investment performance to their clients. Evercore Trust Company maintained a leading position in 2010, providing specialized investment management, independent fiduciary services, and trustee services to employee benefit plans and large multinational corporations with a total of $34.8 billion in assets under administration.

Our Wealth Management team in the U.S. continued to build scale through both organic growth and a tactical acquisition. This business managed more than $2 billion of assets at year-end and is positioned to contribute to profitability in 2011.

Private Equity benefited from a strategic investment in Trilantic Capital Partners, a private equity firm with $3.9 billion of capital commitments, which is focused on middle market investments in North America and Europe. Additionally, this partnership affords a strong strategic fit between Trilantic and Evercore's Investment Banking business, leveraging our complementary industry expertise and relationships. Trilantic has a strong investment track record, and the attractive financial contribution from this investment will complement the inherent strategic benefits.

Strategy

We seek to be an outstanding partner for our affiliated managers supporting their efforts to deliver superior returns and service to their clients and to attract new clients and funds.

We will also actively consider partnerships with additional high value-added, high-fee businesses. Such targets will have strong, repeatable investment processes and outstanding track records, as well as partner managers of exceptional skill and experience who are interested in remaining active in their business. We will pursue and evaluate such opportunities in order to identify situations where Evercore can be an outstanding partner to the investment manager and where owning a part of the target business will add significant value for Evercore's shareholders.

Global Reach



Presence
Alliance
Reach



Received SEC

MAY 1 2 2011

Washington, DC 20549

EVERCORE PARTNERS

2010 FINANCIAL STATEMENTS

EVERCORE PARTNERS INC.

TABLE OF CONTENTS

PART I

Available Information

Our website address is www.evercore.com. We make available free of charge on the Investor Relations section of our website (http://ir.evercore.com) our Annual Report on Form 10-K ("Form 10-K"), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended (the "Exchange Act"). We also make available through our website other reports filed with or furnished to the SEC under the Exchange Act, including our Proxy Statements and reports filed by officers and directors under Section 16(a) of that Act, as well as our Code of Business Conduct and Ethics. From time to time we may use our website as a channel of distribution of material company information. Financial and other material information regarding the Company is routinely posted on and accessible at http://ir.evercore.com. In addition, you may automatically receive email alerts and other information about us by enrolling your email by visiting the "Email Alert" section at http://ir.evercore.com. We do not intend for information contained in our website to be part of this Form 10-K.

Any materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

In this report, references to "Evercore", the "Company", "we", "us", "our" and our "Successor Company" refer to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. These references (other than Successor Company) refer, prior to the formation transaction and IPO, collectively referred to as the "Reorganization", to Evercore Holdings, or our "Predecessor Company", which was comprised of certain combined and consolidated entities under the common ownership of the Evercore Senior Managing Directors. Unless the context otherwise requires, references to (1) "Evercore Partners Inc." refer solely to Evercore Partners Inc., and not to any of its consolidated subsidiaries and (2) "Evercore LP" refer solely to Evercore LP, a Delaware limited partnership, and not to any of its consolidated subsidiaries. References to the "IPO" refer to our initial public offering on August 10, 2006 of 4,542,500 shares of our Class A common stock, including shares issued to the underwriters of the IPO pursuant to their election to exercise in full their overallotment option.

Forward-Looking Statements

This report contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, which reflect our current views with respect to, among other things, our operations and financial performance. In some cases, you can identify these forward-looking statements by the use of words such as "outlook", "believes", "expects", "potential", "continues", "may", "should", "seeks", "approximately", "predicts", "intends", "plans", "estimates", "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. All statements other than statements of historical fact are forward-looking statements and, based on various underlying assumptions and expectations, are subject to known and unknown risks, uncertainties and assumptions and may include projections of our future financial performance based on our growth strategies and anticipated trends in Evercore's business. We believe these factors include, but are not limited to, those described under "Risk Factors". These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. You should, however, consult further disclosures we may make in future filings of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments thereto or in future press releases or other public statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can management assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 1. Business

Overview

Evercore is one of the leading independent investment banking advisory firms in the world based on the dollar volume of announced worldwide merger and acquisition ("M&A") transactions on which we have advised since 2000. When we use the term "independent investment banking advisory firm," we mean an investment banking firm that directly or through its affiliates does not engage in commercial banking or proprietary trading activities. We were founded on the belief that there was an opportunity within the investment banking industry for a firm free of the potential conflicts of interest created within large, multi-product financial institutions. We also believed that the broad set of relationships of an independent advisory business would provide the foundation for a differentiated investment management platform. We believe maintaining standards of excellence and integrity in our core businesses demands a spirit of cooperation and hands-on participation more commonly found in smaller organizations. Since our inception, we have set out to build—in the employees we choose and in the projects we undertake—an organization dedicated to the highest caliber of professionalism and integrity.

We operate around the world from our offices in New York, San Francisco, Boston, Washington D.C., Los Angeles, Houston, London, Mexico City and Monterrey, Mexico and, through our affiliate G5 Holdings S.A. ("G5"), in Rio de Janeiro and São Paulo, Brazil, through two business segments:

- Investment Banking; and
- Investment Management.

Our Investment Banking segment includes our Advisory services, through which we provide advice to clients on significant mergers, acquisitions, divestitures and other strategic corporate transactions, with a particular focus on advising prominent multinational corporations and substantial private equity firms on large, complex transactions. We also provide restructuring advice to companies in financial transition, as well as to creditors, shareholders and potential acquirers. In addition, we provide our clients with capital markets advice, underwrite securities offerings and raise funds for financial sponsors. Our Investment Banking segment also includes our Institutional Equities services through which we offer equity research and agency-only equity securities trading for institutional investors.

Our Investment Management segment focuses on Institutional Asset Management, through which we manage financial assets for sophisticated institutional investors and provide independent fiduciary services to corporate employee benefit plans, Wealth Management, through which we provide wealth management services for high net-worth individuals and Private Equity, through which we manage private equity funds. Each of these businesses is led by senior investment professionals with extensive experience in their respective fields.

During 2010, we expanded our global Investment Banking presence through the acquisition of a 50% interest in G5, a São Paulo-based independent investment banking boutique and investment management firm. G5's business includes M&A, restructuring, wealth management and asset management services.

Investment Banking

At December 31, 2010, our Investment Banking segment had 47 Senior Managing Directors—34 in the United States, seven in Mexico and six in Europe—and four Senior Advisors with expertise and client relationships in a wide variety of industry sectors, as well as 20 senior research and sales professionals in Institutional Equities.

In 2010, our Investment Banking segment generated $301.9 million, or 80%, of our revenues, excluding Other Revenue, net, and earned advisory fees from 191 clients.

Advisory

We provide confidential, strategic and tactical advice to both public and private companies, with a particular focus on large, multinational corporations. By virtue of their prominence, size and sophistication, many of our clients are more likely to require expertise relating to larger and more complex situations. We are advising or have advised on numerous noteworthy transactions, including:

- CenturyLink on its merger with Qwest Communications
- Burlington Northern Santa Fe on its sale to Berkshire Hathaway
- The Special Committee of the Board of Directors of Affiliated Computer Services on the pending sale to Xerox
- MGM Mirage on its recapitalization
- The Special Committee of Time Warner Cable on its separation from Time Warner
- Tyco on its split-up
- E*TRADE Financial on its capital raise from Citadel
- Smiths Group on its sale of its Aerospace division to General Electric
- CVS on its acquisition of Caremark
- SBC on its acquisition of AT&T and on Cingular's acquisition of AT&T Wireless
- Lafarge SA on its pending formation of a 50/50 joint venture in UK building materials businesses with the Tarmac business of Anglo American plc
- sanofi-aventis on its pending acquisition of Genzyme and its joint venture in animal health with Merck
- General Motors on its IPO, its restructuring, including the Delphi restructuring and various other matters
- Frontier Communications on its acquisition of access lines from Verizon
- LyondellBasell on its restructuring
- CIT on its restructuring
- Centennial Communications on its sale to AT&T
- Swiss Re on its investment from Berkshire Hathaway
- Electronic Data Systems on its sale to Hewlett-Packard
- AT&T on its acquisition of BellSouth
- Cendant on its split-up
- Swift Transportation on its IPO, debt issuance and various other matters

Our approach is to work as a trusted senior advisor to top corporate officers and boards of directors, helping them devise strategies for enhancing shareholder value. We believe this relationship-based approach to our Advisory business gives us a competitive advantage in serving a distinct need in the market today. Furthermore, we believe our Advisory services are differentiated from that of our competitors in the following respects:

- ***Objective Advice with a Long-Term Perspective***. We seek to recommend shareholder value enhancement strategies or other financial strategies that we would pursue ourselves were we acting in management's capacity. This approach often includes advising our clients against pursuing transactions that we believe do not meet that standard.
- ***Transaction Excellence***. Since the beginning of 2000, we have advised on over $1.2 trillion of announced transactions, including acquisitions, sale processes, mergers of equals, special committee advisory assignments, recapitalizations and restructurings. We have provided significant advisory services on multiple transactions for AT&T (including its predecessor company, SBC), CVS, General Mills, General Motors and Swiss Re, among others.
- ***Senior Level Attention and Experience***. The Senior Managing Directors in our Advisory business participate in all facets of client interaction, from the initial evaluation phase to the final stage of executing our recommendations.

We advise clients in a number of different situations across many industries and geographies, each of which may require various services:

- ***Mergers and Acquisitions***. When we advise companies about the potential acquisition of another company or certain assets, our services include evaluating potential acquisition targets, providing valuation analyses, evaluating and proposing financial and strategic alternatives and rendering, if appropriate, fairness opinions. We also may advise as to the timing, structure, financing and pricing of a proposed acquisition and assist in negotiating and closing the acquisition.
- ***Divestitures and Sale Transactions***. When we advise clients that are contemplating the sale of certain businesses, assets or their entire company, our services include evaluating and recommending financial and strategic alternatives with respect to a sale, advising on the appropriate sales process for the situation and valuation issues, assisting in preparing an offering memorandum or other appropriate sales materials and rendering, if appropriate, fairness opinions. We also identify and contact selected qualified acquirers and assist in negotiating and closing the sale.
- ***Special Committee and Fairness Opinion Assignments***. We are well known for our independence, quality and thoroughness and devoting senior-level attention throughout the project lifecycle. We believe our objectivity, integrity and discretion allow us to provide an unbiased perspective.
- ***Restructuring***. We provide financial advice and investment banking services to companies in financial transition, as well as to creditors, shareholders and potential acquirers. Our services may include reviewing and analyzing the business, financial condition and prospects of the company or providing advice on strategic transactions, capital raising or restructurings. We also may provide advisory services to companies that have sought or are planning to seek protection under Chapter 11 of the U.S. Bankruptcy Code or other similar processes in non-U.S. jurisdictions.
- ***Capital Markets***. We serve as an independent and objective advisor to corporations and financial sponsors on a broad array of financing issues. We have developed an expertise in assisting clients with respect to the entire spectrum of capital structure decisions. In addition, we act as an underwriter in public offerings and private placements of debt and equity securities in the U.S. and internationally.
- ***Private Funds***. In February 2010, we formed the Private Funds Group ("PFG") with the addition of key personnel and the acquisition of certain assets from Neuberger Berman. This group is headquartered in London, with personnel in Europe and the United States and advises fund sponsors on all aspects of the fundraising process. We recently announced an intention to expand into Asia.

We strive to earn repeat business from our clients. However, we operate in a highly competitive environment in which there are no long-term contracted sources of revenue. Each revenue-generating engagement is separately negotiated and awarded. To develop new client relationships and to develop new engagements from historical client relationships, we maintain an active dialogue with a large number of clients and potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained new clients each year through our business development initiatives, through recruiting additional senior professionals who bring with them client relationships and through referrals from directors, attorneys and other third parties with whom we have relationships.

Institutional Equities

In June 2010, we received the requisite regulatory approvals and commenced our U.S. Institutional Equities operations. This business distributes equity research and engages in agency-only equity securities trading for institutional investors.

- ***Equity Research.*** Our research analysts perform research to help our clients understand the dynamics that drive the industries and companies under coverage. We seek to differentiate ourselves through originality of perspective, depth of insight and ability to uncover industry trends. Our research analysts cover major industry developments, publish research on industry sectors, provide fundamental, company-specific coverage and identify and evaluate investment opportunities in publicly-traded companies.
- ***Institutional Sales and Trading.*** Our professionals provide equity securities sales and trading services to institutional investors and seek to develop strong relationships with the portfolio managers and traders they serve by working closely with our equity research professionals.

Investment Management

Our Investment Management segment includes Institutional Asset Management, in the United States through Evercore Asset Management L.L.C. ("EAM"), Evercore Trust Company, N.A. ("ETC") and Atalanta Sosnoff Capital LLC ("Atalanta Sosnoff"), and in Mexico through Protego Casa de Bolsa ("PCB"); Wealth Management, through Evercore Wealth Management ("EWM") and Evercore Pan-Asset Capital Management ("Pan"); and Private Equity. Our Investment Management business principally manages and invests capital on behalf of third parties, including a broad range of institutional investors such as corporate and public pension funds, endowments, foundations, insurance companies, family offices and high net-worth individuals. Our Investment Management business is led by highly-experienced Portfolio and Client Relationship Managers.

In 2010, our Investment Management segment generated revenue of $77.6 million. As of December 31, 2010, we had $17.4 billion of assets under management ("AUM") excluding any AUM from our non-consolidated affiliates, of which $14.3 billion was attributable to Institutional Asset Management, $2.5 billion was attributable to Wealth Management and $0.6 billion was attributable to Private Equity clients.

Institutional Asset Management

Within our Institutional Asset Management business, Atalanta Sosnoff manages large-capitalization U.S. equity and balanced products, EAM manages small- and mid-capitalization U.S. public equity investment products, PCB primarily manages Mexican fixed income products and offers fiduciary and trust services and ETC provides specialized investment management, independent fiduciary and trustee services.

We acquired a controlling equity interest in Atalanta Sosnoff in May 2010 and consolidate its financial results in our consolidated financial statements.

Wealth Management

Wealth Management provides services through EWM and Pan. EWM targets clients with more than $5 million in investable assets and offers services such as investment policy creation, asset allocation, customized investment management, manager selection, performance reporting and financial planning. Pan provides asset allocation advisory services and products to high net-worth individuals, charities and endowments, principally in the U.K.

Private Equity

Private Equity manages value-oriented, middle-market private equity funds in both the United States and Mexico. While we do not intend to raise Evercore-sponsored successor funds in the United States or Europe, on February 11, 2010, we announced the formation of a strategic alliance to pursue private equity investment opportunities with Trilantic Capital Partners ("Trilantic") and to collaborate on the future growth of Trilantic's business. We own a minority economic interest in Trilantic and an interest in Trilantic's current fund, Trilantic Global Fund IV, and have agreed to commit 2.5% of the total capital commitments of Trilantic's next private equity fund when it is raised, up to $50 million.

Our Strategies for Growth

We intend to continue to grow and diversify our Investment Banking and Investment Management businesses, and to further enhance our profile and competitive position, through the following strategies:

- ***Add Highly Qualified Investment Banking Professionals with Industry and Product Expertise.*** We have taken action in a competitive environment by hiring five new Senior Managing Directors in the last 12 months, thereby enhancing or adding sectors for Evercore, such as metals, mining and materials and real estate. We have also launched Institutional Equities and entered the funds placement business. We intend to continue to recruit high-caliber advisory, funds placement, research and sales and trading professionals to add depth in industry sectors and products and services in areas that we believe we already have strength, and to extend our reach to sectors or new business lines we have identified as particularly attractive.
- ***Achieve Growth and Improved Profitability in Investment Management and Opportunistically Pursue Inorganic Growth.*** We are focused on managing our current Investment Management business towards growth and improved profitability. We also continue to evaluate opportunities to expand through financially attractive acquisitions. In particular, we seek to ensure that the Investment Management businesses we acquire are capable of strong, repeatable investment performance and that our transactions are structured in a manner that aligns the interests of each management team with our own. We believe that the current market and competitive environment provide attractive opportunities to grow our Investment Management business. For example, we completed both our Atalanta Sosnoff and Trilantic transactions in the first half of 2010.
- ***Expand Into New Geographic Markets.*** We are expanding into new geographic markets where we believe the business environment will be receptive to the strengths of our Investment Banking and Investment Management business models or where we believe our clients have or may develop a significant presence. Our entry into Mexico and Europe in 2006, as well as the formation of our advisory alliances in Japan and China, represented important steps in this strategy. We are actively seeking to strengthen, expand and deepen these alliances and to enter into new arrangements in additional geographies. We may hire groups of talented professionals or pursue additional strategic acquisitions or alliances with highly-regarded regional or local firms whose cultures and operating principles are similar to ours. We completed our investment in G5, a São Paulo-based independent investment banking boutique and investment management firm, during the fourth quarter of 2010. In addition, we recently announced our intention to expand the activities of our Advisory business to South East Asia.

Results by Segment and Geographic Location

See Note 22 to our consolidated financial statements for additional information regarding our segment results and the geographic areas from which we derive our revenues.

People

As of December 31, 2010, we employed a total of 610 people. Our senior professionals play a significant role in driving growth and are measured by their productivity either through revenue per Senior Managing Director or other metrics including asset growth for Portfolio and Client Relationship Managers. None of our employees are subject to any collective bargaining agreements, and we believe we have good relations with our employees.

As a leading independent investment banking advisory firm, our core asset is our professional staff, including their intellectual capital and their dedication to providing the highest quality services to our clients. Prior to joining Evercore, many of our Senior Managing Directors, Portfolio and Client Relationship Managers and Senior Research and Sales and Trading Professionals held senior level positions with other leading corporations, financial services firms, or investment firms.

Competition

The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking, financial advisory and investment management firms. We compete both globally and on a regional, product or niche basis. We compete on the basis of a number of factors, including transaction execution skills, investment performance, our range of products and services, innovation, reputation and price.

We believe our primary competitors in securing advisory, restructuring and capital markets advisory engagements include Bank of America, Barclays, Citigroup, Credit Suisse, Goldman Sachs, JPMorgan Chase, Lazard, Morgan Stanley, UBS and other large investment banking firms, as well as investment banking boutiques such as Blackstone, Centerview, Greenhill, Moelis and Perella Weinberg, among others. Our Institutional Equities business is subject to competition from investment banks and other large and small financial institutions who offer similar services.

We believe that we face a range of competitors in our Investment Management business, with numerous other firms providing competitive services in each of our sectors. In our Institutional Asset Management sector, each of Atalanta Sosnoff, EAM, ETC and PCB face substantial competition from a large number of asset management and trust companies, many of which are larger, more established firms with greater brand name recognition and more extensive client networks and product offerings. Our Wealth Management sector competes with domestic and global private banks, regional broker-dealers, independent broker-dealers, registered investment advisors, commercial banks, trust companies and other financial services firms offering wealth management services to U.S. clients, many of which have substantially greater resources and offer a broader range of services. In our Private Equity sector, our competition includes private equity funds of all sizes, and we expect to face competition both for our private equity funds and, in Mexico, in making acquisitions of portfolio companies.

Competition is also intense for the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

Regulation

United States

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of our shareholders or creditors. In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. Evercore Group L.L.C. ("EGL"), a wholly-owned subsidiary of ours through which we conduct our investment banking business, is registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority ("FINRA"), and is registered as a broker-dealer in all 50 states and the District of Columbia. EGL is subject to regulation and oversight by the SEC. FINRA, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including EGL. State securities regulators also have regulatory or oversight authority over EGL. In addition, as a result of regulatory initiatives adopted in 2010, EGL has recently become subject to regulation by the Municipal Securities Rulemaking Board (the "MSRB") with respect to certain activities of PFG.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of a self-regulatory organization, we are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Our broker-dealer subsidiary is also subject to regulations, including the USA PATRIOT Act of 2001, which impose obligations regarding the prevention and detection of money- laundering activities, including the establishment of customer due diligence and other compliance policies and procedures. Failure to comply with these requirements may result in monetary, regulatory and, in certain cases, criminal penalties.

Three of our affiliates, EWM, EAM and Atalanta Sosnoff, are registered as investment advisors with the SEC. In addition, as a result of recent regulatory initiatives, we expect that Evercore Advisors L.L.C., as investment advisor to Evercore Capital Partners II L.P. and its affiliated entities ("ECP II"), will become subject to the Investment Advisers Act of 1940 and will be required to register with the SEC as an investment advisor. Registered investment advisors are subject to the requirements and regulations of the Investment Advisers Act of 1940. Such requirements relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients, as well as general anti-fraud prohibitions. EWM is also an investment advisor to the Wall Street Fund, a registered investment company, which subjects EWM to additional regulations under the Investment Company Act of 1940 (the "1940 Act"). ETC, which is limited to fiduciary activities, is regulated by the Office of the Comptroller of the Currency ("OCC") and is a member bank of the Federal Reserve System.

Mexico

PCB is authorized by the Mexican Ministry of Finance to act as a broker-dealer and financial advisor in accordance with the Mexican Securities Market Law. PCB is subject to regulation and oversight by the Mexican Ministry of Finance and the Mexican National Banking and Securities Commission, including the maintenance of minimum capital requirements. In addition, the Mexican Broker Dealer Association, a self-regulatory organization that is subject to oversight by the Mexican National Banking and Securities Commission, adopts and enforces rules governing the conduct, and examines the activities of, its member broker-dealers, including PCB. Since August 2009, PCB has been authorized by the Mexican National Banking and Securities Commission to act as a trustee and to operate in the equity markets.

United Kingdom

Authorization by the Financial Services Authority ("FSA"). The current U.K. regulatory regime is based upon the Financial Services and Markets Act 2000 (the "FSMA"), together with secondary legislation and other rules made under the FSMA. Under section 19 of the FSMA, it is an offense for any person to carry on "regulated activities" in the United Kingdom unless it is an authorized person or otherwise exempt from the need to be authorized. The various "regulated activities" are set out in the FSMA (Regulated Activities) Order 2001 (as amended). They include, among other things: advising on investments; arranging deals in investments; dealing in investments as agent; managing investments (*i.e.*, portfolio management) and the safeguarding and administration of assets (including the arranging of such safeguarding and administration).

Regulatory capital. Regulatory capital requirements form an integral part of the FSA's prudential supervision of FSA authorized firms. The regulatory capital rules oblige firms to hold a certain amount of capital at all times (taking into account the particular risks to which the firm may be exposed given its business activities), thereby helping to ensure that firms can meet their liabilities as they fall due and safeguarding their (and their counterparties') financial stability. The FSA also expects firms to take a proactive approach to monitoring and managing risks, consistent with its high level requirement for firms to have adequate financial resources. Regulatory capital requirements exist on two levels. The first is a solo requirement aimed at individual authorized entities (with the relevant firm being required to submit periodic reports to demonstrate compliance with the relevant requirement). The second is a consolidated (or group) requirement and relates to a part of or the entire group of which an authorized firm or firms form part. The FSA's rules in relation to capital requirements were updated in 2007 to implement the recast EU Capital Requirements Directive ("CRD"), which came fully into force in the United Kingdom in January 2007. The CRD, which amended two capital requirements directives (The Banking Consolidation Directive and the Capital Adequacy Directive), introduced a more risk-sensitive approach to capital adequacy (with a particular emphasis on operational risk).

Anti-Money laundering. The U.K. Money Laundering Regulations 2007 came into force on December 15, 2007. The regulations, which implement the Third EU Money Laundering Directive, require firms to have procedures in place to prevent money laundering and to take a risk-based approach to focus the efforts where they are most needed. This approach includes client due diligence, monitoring, staff training and awareness. Failure to maintain the necessary procedures is a criminal offense. The Proceeds of Crime Act 2002 also contains a number of offenses in relation to money laundering.

Regulatory Framework in the European Union. Evercore Europe has obtained the appropriate European investment services passport rights to provide cross-border services into a number of other members of the European Economic Area, which we refer to as the EEA. This "passport" derives from the pan-European regime established by the EU Markets in Financial Instruments Directive ("MiFID"), which regulates the provision of investment services and activities throughout the EEA. MiFID provides investment firms which are authorized in any one EEA member state the right to provide investment services on a cross-border basis, or through the establishment of a branch to clients located in other EEA member states (known as "host member states") on the basis of their home member state authorization without the need for separate authorization by the competent authorities in the relevant host member state. This practice is known as "passporting". MiFID was required to be implemented across the EEA on November 1, 2007. MiFID made substantial and important changes to the way in which our business is conducted across the EEA. These include, among others, an extension to the scope of the "passport" but also clarification that the conduct of business rules of a host member state are not to apply to a firm providing services within its territory on a cross-border basis (host member state conduct of business rules will apply to branches). Evercore Europe has implemented MiFID, and we believe our business is now compliant with the requirements of MiFID.

Hong Kong

In Hong Kong, the Securities and Futures Commission ("SFC") regulates our subsidiary, Evercore Asia Limited. The compliance requirements of the SFC include, among other things, net capital requirements and stockholders' equity requirements. The SFC regulates the activities of the officers, directors, employees and other persons affiliated with Evercore Asia Limited, and require the registration of such persons.

General

Certain of our businesses are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage. Additional legislation, changes in rules promulgated by financial authorities and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect our mode of operation and profitability.

The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States and Mexican Financial Authorities, are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a regulated entity or its directors, officers or employees.

Item 1A. Risk Factors

Risks Related to Our Business

Difficult market conditions may adversely affect our business in many ways, including reducing the volume of the transactions involving our Investment Banking business and reducing the value of the assets we manage in our Investment Management businesses, which, in each case, may materially reduce our revenue or income.

As a financial services firm, our businesses are materially affected by conditions in the global financial markets and economic conditions throughout the world. Global financial markets and economic conditions are negatively impacted by many factors beyond our control, including inability to access credit markets, rising interest rates or inflation, terrorism or political uncertainty. Financial market and economic conditions have been volatile in the last several years, and challenging conditions have persisted. A continuation of these conditions could reduce the demand for our services and present new challenges. Revenue generated by our Investment Banking business is directly related to the volume and value of the transactions in which we are involved. During periods of unfavorable market and economic conditions, our operating results may be adversely affected by a decrease in the volume and value of M&A transactions and increasing price competition among financial services companies seeking advisory engagements. It also may lead to a reduction in revenues from our trading, underwriting and placement agent activities.

In the event of a market or general economic downturn, our Institutional Asset and Wealth Management businesses would also be expected to generate lower revenue because the management fees we receive are typically based on the market value of the securities that comprise the assets we manage. In addition, due to uncertainty or volatility in the market or in response to difficult market conditions, clients may withdraw funds from these businesses in favor of investments they perceive as offering greater opportunity or lower risk. Difficult market conditions can also materially adversely affect our ability to launch new products or offer new services in our Institutional Asset or Wealth Management businesses, which could negatively affect our ability to increase AUM. In each case, management fees based on AUM would be negatively affected. Moreover, difficult market conditions may negatively impact the private equity funds that we manage by further reducing valuations and curtailing opportunities to exit and realize value from their investments.

Our profitability may also be adversely affected by our fixed costs and costs associated with new or expanded lines of business and the possibility that we would be unable to scale back these costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions.

We depend on our senior professionals, including our executive officers, and the loss of their services could have a material adverse effect on us.

Our senior leadership team's reputations and relationships with clients and potential clients are critical elements in maintaining and expanding our businesses. For example, our Investment Banking business is dependent on our senior Investment Banking professionals and on a small number of senior research analysts, traders and executives. In addition, Atalanta Sosnoff, EWM, ETC and EAM, are dependent on a small number of senior portfolio managers and executives. Further, the operations and performance of G5 and Pan are dependent on a small number of senior executives. Our professionals possess substantial experience and expertise and strong client relationships. The loss of these personnel could jeopardize our relationships with clients and result in the loss of client engagements and revenues.

We have experienced growth over the past several years, which may be difficult to sustain and which may place significant demands on our administrative, operational and financial resources.

Our future growth will depend, among other things, on our ability to successfully identify practice groups and individuals to join our firm. It may take more than one year for us to determine whether new advisory professionals will be profitable or effective. Typically, we hire new Senior Managing Directors and other seasoned advisory professionals in the middle of a calendar year, but the new hires do not begin to generate significant revenue until the following calendar year. During that time, we may incur significant expenses and expend significant time and resources on training, integration and business development. If we are unable to hire and retain profitable professionals, we will not be able to implement our growth strategy and our financial results may be materially adversely affected.

We expect our growth to continue, including in our new lines of business, which could place additional demands on our resources and increase our expenses. For example, even when we only partner, enter into strategic alliances or take minority stakes in other businesses, we are often required to commit additional resources to maintain appropriate operational, legal, regulatory and financial systems to adequately support expansion. We cannot provide assurance that our financial controls, the level of knowledge of our personnel, our operational abilities, our legal and compliance controls and our other corporate support systems will be adequate to manage our expanding operations effectively. Any failure to do so could adversely affect our ability to pursue our growth strategy, generate revenue and control expenses.

If we are unable to consummate additional acquisitions or joint ventures on attractive terms, we may not be able to implement our growth strategy successfully.

Our growth strategy is based, in part, on expanding our various businesses through additional acquisitions, entering into joint ventures and strategic alliances, and internally developing new opportunities that are complementary to our existing businesses and where we think we can add substantial value or generate substantial returns. The success of this strategy will depend on, among other things:

- the availability of suitable opportunities and capital resources to effect our strategy;
- the level of competition from other companies that may have greater financial resources than we do or may not require the same level of disclosure of these activities;
- our ability to value acquisition and investment candidates accurately and negotiate acceptable terms for those acquisitions and investments; and
- our ability to identify and enter into mutually beneficial relationships with joint venture partners.

Acquiring the equity of an existing business or substantially all of the assets of a company may expose us to liability for actions taken by an acquired business and its management before the acquisition. The due diligence we conduct in connection with an acquisition and any contractual guarantees or indemnities that we receive from the sellers of acquired companies may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect our operating results, financial condition and liquidity.

If we are not successful in implementing our growth strategy, our business and results and the market price for our Class A common stock may be adversely affected.

Our inability to develop, integrate and manage recently added capabilities, joint ventures, alliances and acquired businesses successfully could have adverse consequences to our business.

The processes involved in integrating acquired businesses, providing a platform for new businesses and partnering with other firms may be disruptive to our business and may cause an interruption or reduction of our business as a result of the following factors, among others:

- loss of key employees or customers;
- possible inconsistencies in or conflicts between standards, controls, procedures and policies and the need to implement company-wide financial, accounting, information technology and other systems;
- failure to maintain the quality of services that have historically been provided;

- failure to coordinate geographically diverse organizations; and
- the diversion of management's attention from our day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we expect to result from our acquisitions and other growth initiatives. In addition, acquisitions, start-ups and internally developed initiatives generally result in increased operating and administrative costs as the necessary infrastructure, IT and legal and compliance systems, controls and personnel are put in place.

Even if we are able to integrate the operations of acquired businesses into our operations or successfully launch start-up businesses, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of approving the transaction. Our analyses of the benefits and costs of expanding our businesses necessarily involve assumptions as to future events, including general business and industry conditions, the longevity of specific customer engagements and relationships, operating costs and competitive factors, many of which are beyond our control and may not materialize. While we believe our analyses and their underlying assumptions to be reasonable, they are estimates that are necessarily speculative in nature. In addition, new regulatory requirements and conflicts may reduce the synergies that we expect to result from our growth initiatives. Even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses or problems in the business unrelated to these acquisitions. In the case of joint ventures, we are subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to personnel, systems and activities that are not under our direct and sole control, and conflicts and disagreements between us and our joint venture partners may negatively impact our business.

Our inability to develop, integrate and manage acquired companies, joint venture or other strategic relationships and growth initiatives successfully, and the costs associated with those efforts, could have material adverse short- and long-term effects on our operating results, financial condition and liquidity.

Our revenue and profits are highly volatile, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our Class A common stock to decline.

Our revenue and profits are highly volatile. We generally derive Investment Banking revenue from a limited number of engagements that generate significant fees at key transaction milestones, such as closing, and the timing of these milestones is outside of our control. As a result, our financial results will likely fluctuate from quarter to quarter based on the timing of when those fees are earned. It may be difficult for us to achieve steady earnings growth on a quarterly basis, which could, in turn, lead to large adverse movements in the price of our Class A common stock or increased volatility in our stock price generally.

We earn a majority of our revenue from advisory engagements, and, in many cases, we are not paid until the successful consummation of the underlying M&A transaction or restructuring. As a result, our Investment Banking revenue is highly dependent on market conditions and the decisions and actions of our clients, interested third parties and governmental authorities. For example, a client could delay or terminate an acquisition transaction because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business is experiencing unexpected operating or financial problems. Anticipated bidders for assets of a client during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. In these circumstances, we often do not receive any advisory fees other than the reimbursement of certain out-of-pocket expenses, despite the fact that we have devoted considerable resources to these transactions.

In Institutional Asset Management and Wealth Management, our revenue includes management fees from funds we manage. These revenues are dependent upon the amount of AUM, which can decline as a result of market depreciation, withdrawals or otherwise, as well as the performance of the funds. The timing of flows, contributions and withdrawals are often out of our control, can occur on short notice, and may be inconsistent from quarter to quarter. See "*—The amount and mix of our AUM are subject to significant fluctuations*." In addition, a portion of our Institutional Asset Management revenue is derived from performance fees, which vary depending on the performance of the investments we select for the funds and clients we manage, which could cause our revenue and profits to fluctuate. Even in the absence of a market downturn, below-market investment performance by our funds and portfolio managers could reduce AUM and asset management revenues.

In Private Equity, we record revenue from performance fees, or carried interest, when the returns on the private equity funds' investments exceed certain minimum thresholds. In addition, if a fund performs poorly, we may be obligated to reverse previously recorded performance fee revenue under "claw-back" provisions. Our Private Equity revenue also includes our allocable share, based on our investments in the funds managed by our Private Equity business, of unrealized ("mark-to-market") as well as realized gains and losses reported by such funds. As a result, because the investment returns of our Private Equity funds are uncertain and difficult to predict, the revenue we derive from our Private Equity business can be volatile from quarter to quarter and year to year. Management fees are contractually based and are derived from Investment Management services provided in originating, recommending and consummating investment opportunities to private equity funds. Management fees are typically paid based on committed capital during the private equity funds' investment period, and on invested capital thereafter. These management fees are dependent on the Company's ability to raise new funds and committed capital. The management fees for Evercore Capital Partners L.P. and its affiliated entities ("ECP I") were terminated pursuant to an amendment to the ECP I Partnership Agreement. ECP II is not expected to make any additional investments.

Our failure to deal appropriately with conflicts of interest could damage our reputation and materially adversely affect our business.

As we have expanded the scope of our businesses and client base, we increasingly confront actual and potential conflicts of interest relating to our Investment Banking (including Institutional Equities) and Investment Management businesses. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest would have a material adverse effect on our reputation which would materially adversely affect our business in a number of ways, including an inability to raise additional funds and a reluctance of counterparties to do business with us.

Policies, controls and procedures that we may be required to implement to address additional regulatory requirements, including as a result of our Institutional Equities business and expansion into underwriting activities, or to mitigate actual or potential conflicts of interest, may result in increased costs, including for additional personnel and infrastructure and IT improvements, as well as limit our activities and reduce the positive synergies that we seek to cultivate across our businesses.

Employee misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

There have been a number of highly-publicized cases involving fraud or other misconduct by employees in the financial services industry, and there is a risk that our employees could engage in misconduct that adversely affects our business. For example, our Investment Banking business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. We are also subject to a number of obligations and standards arising from our Investment Management business and our authority over the assets managed by our Investment Management business. The violation of these obligations and standards by any of our employees would adversely affect our clients and us. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If our employees engage in misconduct, our business would be adversely affected.

The financial services industry faces substantial litigation risks, and we may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons.

As a financial services firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. Moreover, our role as advisor to our clients on important mergers and acquisitions or restructuring transactions involves complex analysis and the exercise of professional judgment, including, if appropriate, rendering "fairness opinions" in connection with mergers and other transactions.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against M&A financial advisors has been increasing. Our M&A advisory activities may subject us to the risk of significant legal liability to our clients and third parties, including our clients' stockholders, under securities or other laws for materially false or misleading statements made in connection with securities and other transactions and potential liability for the fairness opinions and other advice provided to participants in corporate transactions. In addition, a portion of our M&A advisory fees are obtained from restructuring clients, and often these clients do not have sufficient resources to indemnify us for costs and expenses associated with third-party subpoenas and, to the extent claims are not barred as part of the reorganization process, direct claims. Our engagements typically include broad indemnities from our clients and provisions designed to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be adhered to in all cases. As a result, we may incur significant legal expenses in defending against litigation. In our Investment Management business, we make investment decisions on behalf of our clients that could result in substantial losses. This also may subject us to the risk of legal liability or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Substantial legal liability or legal expenses incurred in defending against litigation could materially adversely affect our business, financial condition, operating results or liquidity or cause significant reputational harm to us, which could seriously harm our business.

Extensive and evolving regulation of our businesses exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and limits on our ability to engage in certain activities.

The financial services industry is subject to extensive regulation. Our Investment Banking and Investment Management businesses are subject to regulation in the United States, including by the SEC, OCC, FINRA and the MSRB. In Mexico, our business is regulated by the Mexican Ministry of Finance and the Mexican National Banking and Securities Commission, our European business is subject to regulation by the FSA in the United Kingdom and our Hong Kong business is subject to regulation by the Hong Kong SFC. In addition, three of our affiliates are registered as investment advisors with the SEC. Registered investment advisors are subject to the requirements and regulations of the Investment Advisers Act of 1940, and we are an advisor to a registered investment company subject to the 1940 Act. Such requirements relate to, among other things, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients, as well as general anti-fraud prohibitions. Our failure to comply with applicable laws or regulations could result in adverse publicity and reputational harm as well as fines, suspensions of personnel or other sanctions, including revocation of the registration of us or any of our subsidiaries as an investment adviser or broker-dealer. Our businesses are subject to periodic examination by various regulatory authorities, and we cannot predict the outcome of any such examinations. In addition, adverse regulatory scrutiny of any of our strategic partners could have a material adverse effect on our business and reputation.

Over the last several years, global financial markets have experienced extraordinary disruption and volatility, and highly-publicized financial scandals and alleged improprieties by financial market participants have led to concerns about the integrity of the U.S. financial markets. As a result, various U.S. and foreign government agencies and regulatory bodies have taken, and may take further, actions to expand laws, rules, regulations and standards that may be applicable to our activities. Our ability to conduct business and our operating results, including compliance costs, may be adversely affected as a result of any new requirements imposed by the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. In addition, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions. For example, certain public pension funds will not invest in funds where a placement agent or other solicitor was involved.

Our Business is Subject to Various Operational Risks.

We face various operational risks related to our businesses on a day-to-day basis, particularly in our Institutional Equities and Institutional Asset Management and Wealth Management businesses in which we must consistently and reliably obtain securities pricing information, process client transactions and provide reports and other customer service to our clients. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. Our financial, accounting, compliance, trading or other data processing systems, including the systems of third parties on whom we rely, may not operate properly or may become disabled, including for reasons beyond our control. In that event, or if there are shortcomings or failures in our internal processes, people or systems, or the processes, people or systems of third parties on whom we rely, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation.

In addition, if we were to experience a local or regional disaster or other business continuity problem, such as a pandemic or other man-made or natural disaster, our continued success will depend, in part, on the availability of our personnel and office facilities and the proper functioning of our computer, telecommunications, transaction processing and other related systems and operations as well as those of third parties on whom we rely. Such events could lead us to experience operational challenges, and our inability to successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm or legal liability.

We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance. We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, our indebtedness, including the $120.0 million principal amount of senior unsecured notes issued to Mizuho Corporate Bank, Ltd. ("Mizuho") due 2020 with a 5.20% coupon (the "Senior Notes"). If our cash flows and capital resources are insufficient to fund our debt service obligations and our contingent obligations to fund our redeemable noncontrolling interest, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the Senior Notes and other contractual commitments.

We may not be able to attract and retain high quality, experienced professionals.

We anticipate that it will be necessary for us to add financial professionals as we pursue our growth strategy, including continuing to expand our new lines of business. Due to the start-up nature of many of our businesses and competition from other firms, we may face difficulties in recruiting and retaining professionals of a caliber consistent with our business strategy. In particular, many of our competitors are significantly larger with greater financial resources, and may be able to offer more attractive compensation packages and broader career opportunities.

Risks Related to Our Investment Banking Business

A majority of our revenue is derived from advisory assignments for Investment Banking clients, which are not long-term contracted sources of revenue and are subject to intense competition, and declines in these engagements could have a material adverse effect on our financial condition and operating results.

We historically have earned a substantial portion of our revenue from Investment Banking fees paid to us by our Investment Banking clients. These fees are typically payable upon the successful completion of a particular transaction or restructuring. Investment Banking services accounted for 80%, 93% and 96% of Net Revenues in 2010, 2009 and 2008, respectively. We expect that we will continue to rely on Investment Banking fees for a substantial portion of our revenue for the foreseeable future. Accordingly, a decline in our Investment Banking engagements or the market for Investment Banking services would adversely affect our business.

In addition, our Investment Banking business operates in a highly-competitive environment where typically there are no long-term contracted sources of revenue. Each revenue-generating engagement typically is separately solicited, awarded and negotiated. In addition, many businesses do not routinely engage in transactions requiring our services. As a consequence, our fee-paying engagements with many clients are not likely to be predictable and high levels of revenue in one quarter are not necessarily predictive of continued high levels of revenue in future periods. We also lose clients each year as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. As a result, our advisory fees could decline materially due to such changes in the volume, nature and scope of our engagements.

A high percentage of our net revenue is derived from a small number of Investment Banking clients, and the termination of any one advisory engagement could reduce our revenue and harm our operating results.

Each year, we advise a limited number of Investment Banking clients. Our top five Investment Banking clients accounted for 21%, 44% and 21% of Net Revenues in 2010, 2009 and 2008, respectively. The composition of the group comprising our largest Investment Banking clients varies significantly from year to year, and a relatively small number of clients may account for a significant portion of our Investment Banking Revenues. As a result, our operating results, financial condition and liquidity may be significantly affected by even one lost mandate or the failure of one advisory assignment to be completed. For the year ended December 31, 2009, two clients accounted for more than 10% of the Company's consolidated Net Revenues. No clients accounted for more than 10% of our Net Revenues for the years ended December 31, 2010 and 2008.

We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than we can offer, which could cause us to fail to win advisory mandates and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

The financial advisory industry is intensely competitive, and we expect it to remain so. We compete on the basis of a number of factors, including the quality of our employees, transaction execution, our products and services, innovation and reputation, and price. We have experienced intense competition over obtaining advisory mandates in recent years, and we may experience pricing pressures in our Investment Banking business in the future as some of our competitors seek to obtain increased market share by reducing fees.

Our Institutional Equities business' reliance on non-affiliated third-party service providers subjects us to operational risks.

Our Institutional Equities business has entered into service agreements with third-party service providers for client order management and the execution and settlement of client securities transactions. Our business faces the risk of operational failure of any of our clearing agents, the exchanges, clearing houses or other intermediaries we use to facilitate our securities transactions. Our senior management and officers oversee and manage these relationships. Poor oversight and control or inferior performance or service on the part of the service provider could result in loss of customers and violations of applicable rules and regulations. Any such failure could adversely affect our ability to effect transactions and to manage our exposure to risk.

Underwriting and trading activities expose us to risks.

We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we purchased as an underwriter at the anticipated price levels. As an underwriter, we also are subject to liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. In addition, through indemnification provisions in our agreement with our clearing organization, customer activities may expose us to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms. We seek to manage the risks associated with customer trading activities through customer screening and trading procedures.

Risks Relating to Our Investment Management Business

The Investment Management business is intensely competitive.

The Investment Management business is intensely competitive, with competition based on a variety of factors, including investment performance, the quality of service provided to clients, innovation, product mix and offerings, distribution relationships, fees charged, brand recognition and business reputation.

Our Investment Management business competes with a wide range of other investment management providers, including asset management firms and broker-dealers, mutual funds and hedge fund complexes, commercial banks, insurance companies, private equity and venture capital firms and other financial institutions. A number of factors serve to increase our competitive risks:

- a number of our competitors have more experience, greater financial and other resources and more personnel than we do;
- there are relatively few barriers to entry impeding the launch of new investment firms, including a relatively low cost of entering these businesses, and the successful efforts of new entrants into our various lines of business, including major banks and other financial institutions, have resulted in increased competition;
- other industry participants will from time to time seek to recruit our investment professionals and other employees away from us; and
- certain of our investment management businesses are newly established and relatively small

This competitive pressure could adversely affect our ability to make successful investments, retain our personnel and increase AUM, any of which would adversely impact our revenue and earnings.

The amount and mix of our AUM are subject to significant fluctuations.

The revenues and profitability of our Asset Management and Wealth Management businesses are derived from providing investment management and related services. The level of our revenues depends largely on the level and mix of AUM. Fluctuations in the amount and mix of our AUM may be attributable in part to market conditions outside of our control that have had, and in the future could have, a negative impact on our revenues and income. Any decrease in the value or amount of our AUM because of market volatility or other factors negatively impacts our revenues and income. We are subject to an increased risk of asset volatility from changes in the global financial and equity markets. Individual financial and equity markets may be adversely affected by economic, political, financial, or other instabilities that are particular to the country or regions in which a market is located, including without limitation local acts of terrorism, economic crises or other business, social or political crises. Declines in these markets have caused in the past, and may cause in the future, a decline in our revenues and income. Global economic conditions, exacerbated by war or terrorism or financial crises, changes in the equity market place, currency exchange rates, interest rates, inflation rates, the yield curve, and other factors that are difficult to predict affect the mix, market values and levels of our AUM. A decline in the price of stocks or bonds, or in particular market segments, or in the securities market generally, could cause the value and returns on our AUM to decline, resulting in a decline in our revenues and income. Moreover, changing market conditions may cause a shift in our asset mix between international and U.S. assets, potentially resulting in a decline in our revenue and income depending upon the nature of our AUM and the level of management fees we earn based on them. Additionally, changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, as in the U.S. we generally derive higher fee revenues and income from equity assets than from fixed-income products we manage.

If the investments we make on behalf of our funds and clients perform poorly, we will suffer a decline in our investment management revenue and earnings and our ability to raise capital from clients or for future funds may be adversely affected.

Revenue from our Institutional Asset Management and Wealth Management businesses is derived from fees earned for our management of client assets, generally based on the market value of AUM. Poor investment performance by these businesses, on an absolute basis or as compared to third-party benchmarks or competitors, could stimulate higher redemptions, thereby lowering AUM and reducing the fees we earn, even in periods when securities prices are rising generally. In addition, if the investments we make on behalf of our funds and clients perform poorly, it may be more difficult for us to attract new investors, launch new products or offer new services in our Institutional Asset or Wealth Management businesses. In our Private Equity business, our revenues include management fees based on committed or invested capital and performance fees. If our private equity investments perform poorly, whether on a realized or unrealized basis, our revenues and earnings will suffer. Poor performance by our private equity investments may also make it more difficult for us to raise any new funds in the future, may result in such fundraising taking longer to complete than anticipated or may prevent us from raising such funds. In addition, to the extent that, over the life of the funds, we have received an amount of carried interest that exceeds a specified percentage of distributions made to the third-party investors in our funds, we may be obligated to repay the amount of this excess to the third-party investors.

Our Investment Management business' reliance on non-affiliated third-party service providers subjects the Company to operational risks.

We have entered into services agreements with third-party service providers for custodial services and trust and investment administration processing and reporting services. Our officers oversee and manage these relationships; however, poor oversight and control on our part or inferior performance or service on the part of the service providers could result in loss of customers, violation of applicable rules and regulations, including, but not limited to, privacy and anti-money laundering laws and otherwise adversely affect our business and operations.

If the Company fails to comply with agreements it has entered into with the OCC, the Company could be adversely affected.

In connection with the organization of ETC, the OCC required the Company and Evercore LP to enter into a Capital and Liquidity Support Agreement, a Capital and Liquidity Maintenance Agreement and other related agreements (collectively, the "OCC Agreements"). The OCC Agreements require the Company's and Evercore LP's continuing obligation to provide ETC necessary capital and liquidity support in order to ensure that ETC continues to operate safely and soundly and in accordance with applicable laws and regulations. In particular, the OCC Agreements require that the Company and Evercore LP (1) maintain at least $5 million in Tier 1 capital in

ETC or such other amount as the OCC may require, (2) maintain liquid assets in ETC in an amount at least equal to the greater of $3.5 million or 90 days coverage of ETC's operating expenses and (3) provide at least $10 million of certain collateral held in a segregated account at a third-party depository institution.

If we fail to comply with any of the OCC Agreements, we could become subject to civil money penalties, regulatory enforcement actions, payment of damages and, if the OCC deems it likely that we are unable to fulfill our obligations or breach the OCC Agreements, a forced disposition of ETC. The occurrence of any of these events or the disclosure that these events are probable or under consideration may cause reputational harm and erosion of client trust, due to a perception that we are unable to comply with applicable regulatory requirements, unable to successfully launch new initiatives and businesses, or that our reputation for integrity and high-caliber professional services is no longer valid, any of which could adversely affect our business and operations.

The due diligence process that we undertake in connection with private equity investments may not reveal all facts that may be relevant in connection with an investment.

Before Evercore Mexico Capital Partners II ("EMCP II") makes an investment, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, we rely on the resources available to us, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Valuation methodologies for certain assets in our private equity funds can be subject to significant subjectivity, and the values of assets established pursuant to such methodologies may never be realized, which could result in significant losses for our funds.

We have made principal investments in ECP II, EMCP II, Discovery Americas I L.P., CITIC Securities International Partners, LTD and a private equity fund managed by Trilantic. These funds generally invest in relatively high-risk, illiquid assets. Contributing capital to these funds is risky, and we may lose some or all of the principal amount of our investments. There are no regularly quoted market prices for a number of investments in our funds. The value of the investments of our funds is determined periodically by us based on applicable accounting principles generally accepted in the United States of America ("U.S. GAAP") using fair value methodologies described in the funds' valuation policies. These policies are based on a number of factors, including the nature of the investment, the expected cash flows from the investment, bid or ask prices provided by third parties for the investment and the trading price of recent sales of securities (in the case of publicly-traded securities), restrictions on transfer and other recognized valuation methodologies. The methodologies we use in valuing individual investments are based on estimates and assumptions specific to the particular investments, and therefore ultimate realized results related to the investment may vary materially from the values based on such assumptions or estimates. In addition, because some of the illiquid investments held by our funds are or may in the future be in industries or sectors which are unstable, in distress or undergoing some uncertainty, such investments may be subject to rapid changes in value caused by sudden company-specific or industry-wide developments.

Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of such investments as reflected in a fund's value do not necessarily reflect the prices that would actually be obtained by us on behalf of the fund when such investments are sold. Realizations at values significantly lower than the values at which investments have been reflected in fund values would result in losses for the applicable fund and the loss of potential incentive income and principal investments.

The limited partners of the private equity funds we manage may terminate their relationship with us at any time.

The limited partnership agreements of the funds we manage provide that the limited partners of each fund may terminate their relationship with us without cause with a simple majority vote of each fund's limited partners. If the limited partners of the funds we manage terminate their relationship with us, we would lose fees earned for our management of the funds and carried interest from those funds.

Risks Related to Our International Operations

A portion of our revenues are derived from our international operations, which are subject to certain risks.

In 2010, we earned 23% of our Total Revenues, excluding Other Revenue, from clients and private equity funds located outside of the United States. We intend to grow our non-U.S. business, and this growth is critical to our overall success. In addition, many of our larger clients for our Investment Banking business are non-U.S. entities seeking to enter into transactions involving U.S. businesses. Moreover, given the challenges the U.S. economy has faced, we expect a significant number of non-U.S. entities will play a greater role in the U.S. M&A market.

Fluctuations in foreign currency exchange rates could adversely affect our results of operations.

Because our financial statements are denominated in U.S. dollars and we receive a portion of our net revenue from continuing operations in other currencies, predominantly in Mexican pesos, Euros, British pounds, Brazilian real and Hong Kong dollars, we are exposed to fluctuations in foreign currencies. In addition, we pay certain of our expenses in such currencies. We have not entered into any transactions to hedge our exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise. An appreciation or depreciation of any of these currencies relative to the U.S. dollar would result in an adverse or beneficial impact, respectively, to our financial results.

Adverse economic conditions in Mexico may result in a decrease in Protego's revenue.

Protego is a Mexican company, with all of its assets located in Mexico and most of its revenue derived from operations in Mexico. As a financial services firm, Protego's businesses are materially affected by Mexico's financial markets and economic conditions. For example, for our PCB business, a lack of liquidity in Mexican government bonds could have a material adverse effect on PCB's business. Historically, interest rates in Mexico have been volatile, particularly in times of economic unrest and uncertainty. Mexico has had, and may continue to have, high real and nominal interest rates.

Because revenue generated by Protego's Investment Banking business is directly related to the volume and value of the transactions in which it is involved, during periods of unfavorable market or economic conditions in Mexico, the volume and value of mergers and acquisitions and other types of transactions may decrease, thereby reducing the demand for Protego's Investment Banking services and increasing price competition among financial services companies seeking such engagements. Protego's results of operations would be adversely affected by any such reduction in the volume or value of these and similar advisory transactions.

Political events in Mexico, including a change in state and municipal political leadership, may result in disruptions to Protego's business operations and adversely affect its revenue.

The Mexican government exercises significant influence over many aspects of the Mexican economy, and Mexico's financial sector is heavily regulated. Any action by the government, including changes in the regulation of Mexico's financial sector, could have an adverse effect on the operations of Protego, especially on its asset management business.

In addition, Protego derives a significant portion of its revenue from advisory contracts with state and local governments in Mexico. The term limit system in Mexico may prevent Protego from maintaining relationships with the same clients in the same political positions beyond these periods. After an election takes place, there is no guarantee that Protego will be able to remain as advisors of the new government, even if the new administration is of the same political party as the previous one.

The cost of compliance with international employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.

Since we operate our business both in the United States and internationally, we are subject to many distinct employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or that favor or require local ownership.

Risks Related to Our Organizational Structure

We are required to pay some of our Senior Managing Directors for most of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we received in connection with exchanges of Evercore LP partnership units ("LP Units") for shares and related transactions.

As of December 31, 2010, there were 9,781,269 vested and 4,525,482 unvested LP Units held by some of our Senior Managing Directors that may in the future be exchanged for shares of our Class A common stock. The exchanges may result in increases in the tax basis of the assets of Evercore LP that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

We have entered into a tax receivable agreement with some of our Senior Managing Directors that provides for the payment by us to these Senior Managing Directors of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis. While the actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Evercore LP attributable to our interest in Evercore LP, during the expected term of the tax receivable agreement, the payments that we may make to our Senior Managing Directors could be substantial.

Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, Senior Managing Directors who receive payments will not reimburse us for any payments that may previously have been made under the tax receivable agreement. As a result, in certain circumstances we could make payments to some of the Senior Managing Directors under the tax receivable agreement in excess of our cash tax savings. Our ability to achieve benefits from any tax basis increase, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

Our only material asset is our interest in Evercore LP, and we are accordingly dependent upon distributions from Evercore LP to pay dividends and taxes and other expenses.

Evercore Partners Inc. is a holding company and has no material assets other than its ownership of partnership units in Evercore LP. Evercore Partners Inc. has no independent means of generating revenue. We intend to cause Evercore LP to make distributions to its partners in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that Evercore Partners Inc. needs funds, and Evercore LP is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our operating results, financial condition and liquidity.

If Evercore Partners Inc. were deemed an "investment company" under the 1940 Act as a result of its ownership of Evercore LP, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

If Evercore Partners Inc. were to cease participation in the management of Evercore LP, its interest in Evercore LP could be deemed an "investment security" for purposes of the 1940 Act. Generally, a person is deemed to be an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. Evercore Partners Inc. will have no material assets other than its equity interest in Evercore LP. A determination that this interest was an investment security could result in Evercore Partners Inc. being an investment company under the 1940 Act and becoming subject to the registration and other requirements of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations so that Evercore Partners Inc. will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen which would cause Evercore Partners Inc. to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among Evercore Partners Inc., Evercore LP or our Senior Managing Directors, or any combination thereof and materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Class A Common Stock

Our Senior Managing Directors control a significant portion of the voting power in Evercore Partners Inc., which may give rise to conflicts of interests.

Our Senior Managing Directors own shares of our Class A common stock and our Class B common stock. Our certificate of incorporation provides that the holders of the shares of our Class B common stock are entitled to a number of votes that is determined pursuant to a formula that relates to the number of LP Units held by such holders. Each holder of Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each partnership unit in Evercore LP held by such holder. Our Senior Managing Directors, and certain trusts benefiting their families, collectively have 38% of the voting power in Evercore Partners Inc. As a result, our Senior Managing Directors have the ability to exercise significant influence over the election of the members of our board of directors and, therefore, significant influence over our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends. In addition, they are able to exercise significant influence over the outcome of all matters requiring stockholder approval and are able to cause or prevent a change of control of our company or a change in the composition of our board of directors and can preclude any unsolicited acquisition of our company. This concentration of ownership could deprive our Class A stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

On August 21, 2008, we entered into a Purchase Agreement with Mizuho pursuant to which Mizuho purchased from us Senior Notes along with warrants to purchase 5,454,545 shares of Evercore Class A common stock at $22.00 per share (the "Warrants") expiring in 2020.

At December 31, 2010, we had a total of 19,983,646 shares of our Class A common stock outstanding, of which 2,080,980 shares were restricted and become available for sale beginning in August 2011. In addition, our Senior Managing Directors own an aggregate of 14,306,751 partnership units in Evercore LP, of which 9,781,269 partnership units were fully vested and 4,525,482 partnership units were unvested. Our amended and restated certificate of incorporation allows the exchange of partnership units in Evercore LP (other than those held by us) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The shares of Class A common stock issuable upon exchange of the partnership units that are held by our Senior Managing Directors are eligible for resale from time to time, subject to certain contractual and Securities Act restrictions. Also, as of December 31, 2010, 7,717,804 restricted stock units ("RSUs") issued pursuant to the Evercore Partners Inc. 2006 Stock Incentive Plan were outstanding. Of these RSUs, 2,173,308 were fully vested and 5,544,496 were unvested.

During the first quarter of 2011, as part of the 2010 bonus awards, we granted to certain employees approximately 1.4 million unvested RSUs pursuant to the 2006 Plan.

Some of our Senior Managing Directors are parties to registration rights agreements with us. Under these agreements, these persons have the ability to cause us to register the shares of our Class A common stock they could acquire.

The market price of our Class A common stock may be volatile, which could cause the value of our Class A common stock to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our certificate of incorporation and by-laws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations and placing limitations on convening stockholder meetings. In addition, we are subject to provisions of the Delaware General Corporation Law that restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Item 1B. Unresolved Staff Comments

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of 2010 relating to our periodic or current reports under the Exchange Act.

Item 2. Properties

Our principal executive offices are located in leased office space at 55 East 52nd Street, New York, New York, at Blvd. Manuel A. Camacho 36-22, Col. Lomas de Chapultepec in Mexico City, Mexico and at 10 Hill Street in London, U.K. We do not own any real property.

Item 3. Legal Proceedings

General

In the normal course of business, from time to time the Company and its affiliates may be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company and its affiliates have been named as a defendant in civil litigation matters involving present or former clients or competitors. In addition, Mexican, United Kingdom and United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material adverse impact on the Company's financial position, results of operations or cash flows. Legal reserves are established in accordance with ASC 450, "*Accounting for Contingencies*" when warranted. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Evercore Class A Common Stock

Our Class A common stock is listed on the NYSE and is traded under the symbol "EVR." At the close of business on March 7, 2011, there were 21 Class A common stockholders of record.

The following table sets forth for the periods indicated the high and low reported sale prices per share for the Class A common stock, as reported on the NYSE:

	2010		2009	
	High	Low	High	Low
First Quarter	$34.42	$27.34	$16.95	$ 9.56
Second Quarter	$38.23	$23.15	$20.88	$14.26
Third Quarter	$30.00	$21.02	$30.21	$17.63
Fourth Quarter	$35.05	$27.07	$35.62	$27.43

There is no trading market for the Evercore Partners Inc. Class B common stock. As of March 7, 2011, there were 48 holders of record of the Class B common stock.

Dividend Policy

The Company paid quarterly cash dividends of $0.18 per share of Class A common stock for the quarter ended December 31, 2010, $0.15 per share for the quarters ended September 30, 2010, June 30, 2010, March 31, 2010 and December 31, 2009, and $0.12 per share of Class A common stock for the quarters ended September 30, 2009, June 30, 2009, March 31, 2009.

During 2009, we began paying dividend equivalents, in the form of unvested RSU awards, concurrently with the payment of dividends to the holders of Class A common shares, on all unvested RSU grants awarded in conjunction with annual bonuses. The dividend equivalents have the same vesting and delivery terms as the underlying RSU award.

The declaration and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account: general economic and business conditions; our financial condition and operating results; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Evercore LP) to us; and such other factors as our board of directors may deem relevant.

We are a holding company and have no material assets other than our ownership of partnership units in Evercore LP. We intend to cause Evercore LP to make distributions to us in an amount sufficient to cover dividends, if any, declared by us. If Evercore LP makes such distributions, the limited partners of Evercore LP will be entitled to receive equivalent distributions from Evercore LP on their vested partnership units.

Recent Sales of Unregistered Securities

None

Share Repurchases for the period October 1, 2010 through December 31, 2010

2010	Total Number of Shares (or Units) Purchased(1)	Average Price Paid Per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plan or Program(2)
October 1 to October 31	893	$28.33	—	$85,000,000
November 1 to November 30	12,481	30.66	—	85,000,000
December 1 to December 31	4,113	29.88	—	85,000,000
Total	17,487	$30.35	—	$85,000,000

(1) These reflect treasury transactions arising from net settlement of equity awards to satisfy minimum tax obligations.

(2) In October 2010, Evercore's Board authorized the repurchase of up to 2 million shares of Evercore Class A Common Stock and/or LP Units for up to $85.0 million. Under this share repurchase program, shares may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual number of shares repurchased will depend on a variety of factors, including legal requirements, price and economic and market conditions. This program may be suspended or discontinued at any time and does not have a specified expiration date.

Item 6. Selected Financial Data

The following table sets forth the historical selected financial data for the Company for all periods presented. For more information on our historical financial information, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data." During 2010, certain balances for prior periods were reclassified to conform to their current presentation.

	Consolidated					*Combined*
	2010	2009	2008	2007	For the Period August 10, 2006 through December 31, 2006	For the Period January 1, 2006 through August 9, 2006
	SUCCESSOR	SUCCESSOR	SUCCESSOR	SUCCESSOR	SUCCESSOR	PREDECESSOR
	(dollars in thousands, except per share data)					
STATEMENT OF OPERATIONS DATA						
REVENUES						
Investment Banking Revenue	$301,931	$293,311	$181,608	$295,751	$ 87,659	$ 96,122
Investment Management Revenue	77,579	23,269	9,811	20,158	6,591	16,860
Other Revenue	22,228	22,234	33,885	24,141	8,622	643
TOTAL REVENUES	401,738	338,814	225,304	340,050	102,872	113,625
Interest Expense	22,841	24,269	30,278	18,451	6,794	1,706
NET REVENUES	378,897	314,545	195,026	321,599	96,078	111,919
EXPENSES						
Operating Expenses(a)	321,498	260,928	188,975	235,502	63,268	43,594
Other Expenses	23,157	32,433	15,064	141,032	7,003	—
TOTAL EXPENSES	344,655	293,361	204,039	376,534	70,271	43,594
INCOME (LOSS) BEFORE INCOME (LOSS) FROM EQUITY METHOD INVESTMENTS AND INCOME TAXES	34,242	21,184	(9,013)	(54,935)	25,807	68,325
Income (Loss) from Equity Method Investments	(557)	(1,406)	(371)	—	—	—
INCOME (LOSS) BEFORE INCOME TAXES	33,685	19,778	(9,384)	(54,935)	25,807	68,325
Provision for Income Taxes(b)	15,880	19,532	179	12,401	6,030	2,368
NET INCOME (LOSS)	17,805	246	(9,563)	(67,336)	19,777	65,957
Net Income (Loss) Attributable to Noncontrolling Interest	8,851	1,816	(4,850)	(32,841)	15,991	6
NET INCOME (LOSS) ATTRIBUTABLE TO EVERCORE PARTNERS INC.	$ 8,954	$ (1,570)	$ (4,713)	$ (34,495)	$ 3,786	$ 65,951
Dividends Declared per Share	$ 0.63	$ 0.51	$ 0.48	$ 0.41	$ —	N/A
Net Income (Loss) per Share Attributable to Evercore Partners Inc. Common Shareholders	$ 0.39	$ (0.10)	$ (0.36)	$ (3.38)	$ 0.76	N/A
STATEMENT OF FINANCIAL CONDITION DATA						
Total Assets	$898,085	$891,160	$738,940	$689,096	$301,503	N/A
Long-term Liabilities	$218,465	$179,113	$141,980	$ 50,205	$ 914	N/A
Total Long-term Debt	$ 98,082	$ 96,618	$ 95,263	$ —	$ —	N/A
Total Liabilities	$505,438	$595,404	$507,355	$469,781	$152,108	N/A
Noncontrolling Interest	$ 91,948	$ 29,361	$ 15,978	$ 46,699	$ 36,294	N/A
Total Equity	$367,241	$295,756	$231,585	$219,315	$149,395	N/A

(a) Prior to our August 2006 IPO, payments for services rendered by our Senior Managing Directors were accounted for as distributions of members' capital rather than as compensation expense.

(b) Prior to our August 2006 IPO, our income was not subject to U.S. federal and state income taxes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with Evercore Partners Inc.'s consolidated financial statements and the related notes included elsewhere in this Form 10-K.

Key Financial Measures

Revenue

Total revenues reflect revenues from our Investment Banking (formerly called Advisory) and Investment Management business segments that include transaction-related client reimbursements plus other revenue. Net revenues reflect total revenues less interest expense related to repurchase agreements, senior notes and other borrowings.

Investment Banking. Our Investment Banking business earns fees from our clients for providing advice on mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters, and during 2010, as a result of the expansion of our Investment Banking business we also earn fees from underwriting and private fund placement activities, as well as commissions from our agency trading activities. The amount and timing of the fees paid vary by the type of engagement. In general, advisory fees are paid at the time we sign an engagement letter, during the course of the engagement or when an engagement is completed. The majority of our investment banking revenue comes from advisory fees that are dependent on the successful completion of a transaction. A transaction can fail to be completed for many reasons, including failure of parties to agree upon final terms with the counterparty, to secure necessary board or shareholder approvals, to secure necessary financing or to achieve necessary regulatory approvals. In the case of bankruptcy engagements, fees are subject to approval of the court. Underwriting revenues are recognized when the offering has been deemed to be completed, placement fees are recognized at the time of the client's acceptance of capital or capital commitments and commissions are recorded on a trade-date basis.

Revenue trends in our advisory business generally are correlated to the volume of M&A activity and/or restructuring activity, which tends to be counter-cyclical to M&A. However, deviations from this trend can occur in any given year or quarter for a number of reasons. For example, changes in our market share or the ability of our clients to close certain large transactions can cause our revenue results to diverge from the level of overall M&A or restructuring activity.

We operate in a highly competitive environment and each revenue-generating engagement is separately awarded and negotiated. Our list of clients, including our list of clients with whom there is a currently active revenue-generating engagement, changes continually. We gain new clients through our business development initiatives, through recruiting additional senior investment banking professionals, and through referrals from executives, directors, attorneys and other parties with whom we have relationships. We may also lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other investment banks and other causes.

Investment Management. Our Investment Management business includes operations related to the management of the Institutional Asset Management, Wealth Management and Private Equity businesses. Revenue sources primarily include management fees, which include fees earned from portfolio companies, fiduciary and consulting fees, performance fees (including carried interest) and gains (or losses) on our investments.

Management fees for third party clients generally represent a percentage of AUM. Fiduciary and consulting fees, which are generally a function of the size and complexity of each engagement, are individually negotiated. Management fees from private equity operations are generally a percentage of committed capital or invested capital at rates agreed with the investment funds we manage or with the individual client. Performance fees from private equity funds are earned when specified benchmarks are exceeded. In certain circumstances, such fees are subject to "claw-back" provisions. Portfolio company fees include monitoring, director and transaction fees associated with services provided to the portfolio companies of the private equity funds we manage. Gains and losses include both realized and unrealized gains and losses on principal investments, including those arising from our equity interest in investment partnerships.

Transaction-Related Client Reimbursements. In both our Investment Banking and Investment Management segments, we make various transaction-related expenditures, such as travel and professional fees, on behalf of our clients. Pursuant to the engagement letters with our advisory clients or the contracts with the limited partners in the private equity funds we manage, these expenditures may be reimbursable. We define these expenses as transaction-related expenses and record such expenditures as incurred and record revenue when it is determined that clients have an obligation to reimburse us for such transaction-related expenses. Client expense reimbursements are recorded as revenue on the Consolidated Statements of Operations on the later of the date an engagement letter is executed or the date we pay or accrue the expense.

Other Revenue and Interest Expense. Other Revenue and Interest Expense is derived primarily from investing customer funds in financing transactions. These transactions are principally repurchases and resales of Mexican government and government agency securities. Revenue and expenses associated with these transactions are recognized over the term of the repurchase or resale transaction. Other Revenue and Interest Expense also includes interest expense associated with the Senior Notes, as well as income earned on marketable securities, cash and cash equivalents and assets segregated for regulatory purposes.

Operating Expenses

Employee Compensation and Benefits Expense. We include all payments for services rendered by our employees, as well as profits interests in our businesses that have been accounted for as compensation, in employee compensation and benefits expense.

We maintain compensation programs, including base salary, cash, deferred cash and equity bonus awards and benefits programs and manage compensation to estimates of competitive levels based on market conditions. Our level of compensation reflects our plan to maintain competitive compensation levels to retain key personnel, and it reflects the impact of newly-hired senior professionals, including related grants of equity awards which are generally valued at their grant date.

Increasing the number of high-caliber, experienced senior level employees is critical to our growth efforts. In our advisory businesses, these hires generally do not begin to generate significant revenue in the year they are hired.

Our annual compensation program includes stock-based compensation awards and deferred cash awards as a component of the annual bonus awards for certain employees. These equity awards are generally subject to annual vesting requirements over a four-year period beginning at the date of grant, which generally occurs in the first quarter of each year; accordingly, the expense is amortized over the vesting period.

Non-Compensation Expenses. The balance of our operating expenses includes costs for occupancy and equipment rental, professional fees, travel and related expenses, communications and information services, depreciation and amortization, acquisition and transition costs and other operating expenses. We refer to all of these expenses as non-compensation expenses.

Other Expenses

Other Expenses include compensation costs associated with the modification of unvested LP Units and certain other awards, Acquisition and Transition Costs incurred in connection with the consummation of our acquisition of Bank of America's Special Fiduciary Services Division ("SFS") in 2009 and the formation of ETC, special charges and amortization of intangibles associated with certain acquisitions.

Provision for Income Taxes

We account for income taxes in accordance with ASC 740, "*Accounting for Income Taxes*" ("ASC 740"), which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax basis of our assets and liabilities.

Noncontrolling Interest

We record noncontrolling interest relating to the ownership interests of our current and former Senior Managing Directors, their estate planning vehicles and Trilantic in Evercore LP, as well as the portions of our operating subsidiaries not owned by Evercore. As described in Note 1 to our consolidated financial statements herein, Evercore Partners Inc. is the sole general partner of Evercore LP. Prior to the Company's stock offering and purchase of a portion of the noncontrolling interest in Evercore LP in the third quarter of 2009, Evercore Partners Inc. had a minority economic interest in Evercore LP; however, through its majority voting interest, it controlled the management of Evercore LP. Subsequent to the Company's stock offering in the third quarter of 2009, in addition to having a majority voting interest in and controlling the management of Evercore LP, Evercore Partners Inc. has a majority economic interest in Evercore LP. As a result, both before and after the Company's stock offering in the third quarter of 2009, Evercore Partners Inc. consolidates Evercore LP and records a noncontrolling interest for the economic interest in Evercore LP held by the limited partners. For further information see Note 15 to our consolidated financial statements.

We generally allocate net income (loss) to noncontrolling interests held at Evercore LP and at the operating entity level, where required, by multiplying the vested equity ownership percentage of the noncontrolling interest holders for the period by the net income or loss of the entity to which the noncontrolling interest relates. In circumstances where the governing documents of the entity to which the noncontrolling interest relates require special allocations of profits (losses) to the controlling and noncontrolling interest holders, then the net income or loss of these entities will be allocated based on these special allocations.

Results of Operations

The following is a discussion of our results of operations for the years ended December 31, 2010, 2009 and 2008. For a more detailed discussion of the factors that affected the revenue and operating expenses of our Investment Banking and Investment Management business segments in these periods, see the discussion in "Business Segments" below.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties, nor can we assess the impact of all potentially applicable factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

	For the Years Ended December 31,			Change	
	2010	2009	2008	2010 v. 2009	2009 v. 2008
	(dollars in thousands, except per share data)				
Revenues					
Investment Banking Revenue	$301,931	$293,311	$181,608	3%	62%
Investment Management Revenue	77,579	23,269	9,811	233%	137%
Other Revenue	22,228	22,234	33,885	(0)%	(34)%
Total Revenues	401,738	338,814	225,304	19%	50%
Interest Expense	22,841	24,269	30,278	(6)%	(20)%
Net Revenues	378,897	314,545	195,026	20%	61%
Expenses					
Operating Expenses	321,498	260,928	188,975	23%	38%
Other Expenses	23,157	32,433	15,064	(29)%	115%
Total Expenses	344,655	293,361	204,039	17%	44%
Income (Loss) Before Income (Loss) from Equity Method Investments and Income Taxes	34,242	21,184	(9,013)	62%	NM
Income (Loss) from Equity Method Investments	(557)	(1,406)	(371)	60%	(279)%
Income (Loss) Before Income Taxes	33,685	19,778	(9,384)	70%	NM
Provision for Income Taxes	15,880	19,532	179	(19)%	NM
Net Income (Loss)	17,805	246	(9,563)	NM	NM
Net Income (Loss) Attributable to Noncontrolling Interest	8,851	1,816	(4,850)	387%	NM
Net Income (Loss) Attributable to Evercore Partners Inc.	$ 8,954	$ (1,570)	$ (4,713)	NM	67%
Diluted Net Income (Loss) Per Share	$ 0.39	$ (0.10)	$ (0.36)	NM	72%

As of December 31, 2010, 2009 and 2008 our total headcount was as follows:

	As of December 31,					
	2010					
	Evercore U.S.	Evercore Mexico	Evercore Europe	Total	2009	2008
Senior Managing Directors	40	8	6	54	48	45
Portfolio and Client Relationship Managers	31	—	—	31	24	8
Senior Institutional Equities Professionals	20	—	—	20	—	—
Professionals and Administrative Personnel(1)	348	121	36	505	371	282
Total	439	129	42	610	443	335

(1) Excludes two interns as of December 31, 2010 and 2009.

2010 versus 2009

Net revenues were $378.9 million in 2010; an increase of $64.4 million, or 20%, versus net revenues of $314.5 million in 2009. Investment Banking Revenue and Investment Management Revenue increased 3% and 233%, respectively, compared to 2009. See the segment discussion below for further information. Net revenues include interest expense on our Senior Notes.

Total Operating Expenses were $321.5 million in 2010 as compared to $260.9 million in 2009, a 23% increase. Employee Compensation and Benefits Expense, as a component of Operating Expenses, was $231.1 million in 2010, an increase of $29.7 million, or 15%, versus expense of $201.4 million in 2009. The increase was primarily due to compensation costs resulting from the expansion of existing businesses and our new businesses, all of which were either not consolidated, or in operation, during the entire year ended 2009, offset by the prior's year impact of sign-on costs incurred in conjunction with the appointment of our President and Chief Executive Officer in 2009. Non-compensation expenses as a component of Operating Expenses were $90.4 million in 2010, an increase of $30.9 million, or 52% over non-compensation operating expenses of $59.5 million in 2009. Non-compensation operating expenses increased compared to 2009 primarily as a result of increased Professional Fees, Travel and Related Expenses, Depreciation and Amortization and Acquisition and Transition Costs, primarily driven by the addition of new businesses, including Atalanta Sosnoff, and higher deal-related activity levels.

Total Other Expenses of $23.2 million in 2010 related to compensation costs associated with unvested LP Units and certain other awards of $20.8 million and amortization of intangibles of $2.3 million. Total Other Expenses of $32.4 million in 2009 relate to compensation costs associated with unvested LP Units and certain other awards of $9.4 million, Special Charges of $20.1 million in conjunction with the cancellation of employee share-based awards, the U.S. Private Equity restructuring and other ongoing strategic cost management initiatives, Acquisition and Transition Costs of $0.7 million incurred in connection with the consummation of our acquisition of SFS and the formation of ETC and amortization of intangibles of $2.2 million.

Employee Compensation and Benefits Expense as a percentage of Net Revenues was 66% for the year ended December 31, 2010, compared to 67% for the year ended December 31, 2009. The decrease was primarily attributable to higher revenues offset by increased compensation expense associated with the amortization of unvested LP Units and certain other awards and the effect of new businesses.

The provision for income taxes in 2010 was $15.9 million, which reflected an effective tax rate of 47%. The 2010 provision was impacted by the non-deductible compensation expense associated with the vesting of LP Units and certain other awards, as well as losses in certain foreign jurisdictions for which no foreign income tax benefits are anticipated. The provision for income taxes in 2009 was $19.5 million, which reflected an effective tax rate of 99%. The 2009 provision was impacted by non-deductible charges for the cancellation of certain equity awards for employees who continue to be employed by us, the modification of LP Units and certain other awards, as well as a valuation allowance on our deferred tax assets associated with our foreign subsidiaries and certain discrete adjustments and non-deductible equity-based share grants resulting from a decline in our share price from the date of grant to the date of vesting, which were permanent in nature.

Noncontrolling interest was $8.9 million in 2010 compared to $1.8 million for 2009. For 2010, we had net income attributable to Evercore Partners Inc. and the allocation to non-controlling interests was an allocation of net income.

2009 versus 2008

Net revenues were $314.5 million in 2009; an increase of $119.5 million, or 61%, versus net revenue of $195.0 million in 2008. Investment Banking Revenue and Investment Management Revenue increased 62% and 137%, respectively, compared to 2008. Net revenues include interest expense on our Senior Notes.

Total Operating Expenses were $260.9 million in 2009 as compared to $189.0 million in 2008, a 38% increase. Employee Compensation and Benefits Expense, as a component of Operating Expenses, was $201.4 million in 2009, an increase of $62.2 million, or 45%, versus expense of $139.2 million in 2008. The increase was primarily due to the accrual of higher amounts of discretionary compensation, reflecting higher revenues, as well as sign-on costs incurred in conjunction with the appointment of the President and Chief Executive Officer and compensation costs resulting from our new businesses in the Investment Management segment. Non-compensation expenses as a component of Operating Expenses were $59.5 million in 2009, an increase of $9.7 million, or 20% over non-compensation operating expenses of $49.8 million in 2008. Non-compensation operating expenses increased compared to 2008 primarily as a result of increased Professional Fees and other costs, primarily driven by the acquisition of a controlling interest in ETC, EAM and EWM.

Total Other Expenses of $32.4 million in 2009 relate to compensation costs associated with unvested LP Units and certain other awards of $9.4 million, Special Charges of $20.1 million in conjunction with the cancellation of employee share-based awards, the U.S. Private Equity restructuring and other ongoing strategic cost management initiatives, Acquisition and Transition Costs of $0.7 million incurred in connection with the consummation of our acquisition of SFS and the formation of ETC and amortization of intangibles of $2.2 million. Total Other Expenses of $15.1 million in 2008 related to Acquisition and Transition Costs of $1.6 million incurred in connection with acquisitions that were in process, Special Charges of $4.1 million in connection with the write-off of certain capitalized costs associated with Evercore Capital Partners III L.P. and employee severance, accelerated share-based vesting and other costs related to the closing of the Los Angeles office, $7.5 million of deferred consideration pursuant to the Braveheart Sale and Purchase Agreement and amortization of intangibles of $1.9 million.

Employee Compensation and Benefits Expense as a percentage of Net Revenues was 67% for the year ended December 31, 2009, compared to 75% for the year ended December 31, 2008. The decrease was primarily attributable to higher revenues offset by increased compensation expense associated with the amortization of unvested LP Units and certain other awards.

The provision for income taxes in 2009 was $19.5 million, which reflected an effective tax rate of 99%. This provision was impacted by non-deductible charges for the cancellation of certain equity awards for employees who continue to be employed by us, the modification of LP Units and certain other awards, as well as a valuation allowance on our deferred tax assets associated with our foreign subsidiaries and certain discrete adjustments and non-deductible equity-based share grants resulting from a decline in our share price from the date of grant to the date of vesting, which were permanent in nature. The provision for income taxes in 2008 was $0.2 million, which reflected an effective tax rate of (2%).

Noncontrolling interest was $1.8 million in 2009 compared to ($4.9) million in 2008. For 2009, the allocation of net income to noncontrolling interest exceeded net income due to the level of federal taxes being reflected on Evercore Partners Inc.

Business Segments

The following data presents revenue, expenses and contributions by business segment.

Investment Banking

The following table summarizes the operating results of the Investment Banking segment.

	For the Years Ended December 31,			Change	
	2010	2009	2008	2010 v. 2009	2009 v. 2008
	(dollars in thousands)				
Revenues					
Investment Banking Revenue(1)	$301,931	$293,311	$181,608	3%	62%
Other Revenue, net(2)	(84)	(677)	5,020	88%	NM
Net Revenues	301,847	292,634	186,628	3%	57%
Expenses					
Operating Expenses	240,312	204,399	157,097	18%	30%
Other Expenses	19,408	17,728	9,336	9%	90%
Total Expenses	259,720	222,127	166,433	17%	33%
Operating Income(3)	42,127	70,507	20,195	(40)%	249%
Income (Loss) from Equity Method Investments	16	—	—	NM	NM
Pre-Tax Income	$ 42,143	$ 70,507	$ 20,195	(40)%	249%

(1) Includes reimbursable expenses of $9.9 million, $6.0 million and $3.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(2) Includes interest expense on the Senior Notes of $4.2 million and $2.7 million for the years ended December 31, 2010 and 2009, respectively.

(3) Includes Noncontrolling interest of ($4.7) million for the year ended December 31, 2010.

For 2010, the level of completed M&A activity was generally flat versus 2009 while announced transaction value increased, as evidenced by the following industry statistics regarding the volume of transactions:

	For the Years Ended December 31,		
	2010	2009	2008
Industry Statistics ($ in billions)*			
Value of North American M&A Deals Announced	$ 951	$ 822	$1,016
Value of North American M&A Deals Completed	$ 810	$ 817	$1,056
Value of Global M&A Deals Announced	$2,405	$1,979	$2,846
Value of Global M&A Deals Completed	$1,842	$1,821	$2,909
Evercore Statistics**			
Total Number of Fee Paying Clients	191	162	149
Investment Banking Clients With Fees of at Least $1 million	62	42	50

* Source: Thomson Financial January 11, 2011

** Includes revenue generating clients only

Investment Banking Results of Operations

2010 versus 2009

Net Investment Banking Revenues were $301.8 million in 2010 compared to $292.6 million in 2009, which represented an increase of 3%. We earned revenue from 191 advisory clients in 2010, 62 of which exceeded $1.0 million in revenue, compared to 162 clients in 2009, 42 of which exceeded $1.0 million in revenue. The increase in revenues from 2009 primarily reflected the increase in revenue from new initiatives.

Operating Expenses were $240.3 million in 2010, as compared to $204.4 million in 2009, an increase of $35.9 million, or 18%. Employee Compensation and Benefits Expense, as a component of Operating Expenses, was $178.4 million in 2010, as compared to $163.3 million in 2009, an increase of $15.1 million, or 9%. The increase was due to compensation costs resulting primarily from our new businesses, as well as increased headcount in our advisory business, offset by the prior's year impact of sign-on costs incurred in conjunction with the appointment of our President and Chief Executive Officer. Non-compensation expenses, as a component of Operating Expenses, were $61.9 million in 2010, as compared to $41.1 million in 2009, an increase of $20.8 million, or 51%. Non-compensation operating expenses increased from the prior year primarily driven by growth in the business and higher deal-related activity levels.

Other Expenses of $19.4 million in 2010 included $17.5 million related to compensation costs associated with unvested LP Units and certain other awards and $1.9 million of intangible asset amortization. Other Expenses of $17.7 million in 2009 included $7.9 million related to compensation costs associated with unvested LP Units and certain other awards, $7.9 million of Special Charges and $1.9 million of intangible asset amortization.

2009 versus 2008

Net Investment Banking Revenues were $292.6 million in 2009 compared to $186.6 million in 2008, which represented an increase of 57%, despite the dollar value of North American and Global M&A completed transactions decreasing 23% and 37%, respectively. The increase in revenues over 2008 reflected a strong contribution from U.S. restructuring assignments and our participation in larger U.S. M&A fees relative to those recognized in the prior year.

Operating Expenses were $204.4 million in 2009, as compared to $157.1 million in 2008, an increase of $47.3 million, or 30%. Employee Compensation and Benefits Expense, as a component of Operating Expenses, was $163.3 million in 2009, as compared to $116.4 million in 2008, an increase of $46.8 million, or 40%. The increase was primarily due to higher amounts of discretionary compensation accrued, reflecting higher revenues, as well as sign-on costs incurred in conjunction with the appointment of the President and Chief Executive Officer. Non-compensation expenses, as a component of Operating Expenses, were $41.1 million in 2009, as compared to $40.7 million in 2008, an increase of $0.5 million, or 1%. Non-compensation operating expenses increased slightly from the prior year.

Other Expenses of $17.7 million in 2009 included $7.9 million related to amortization costs associated with unvested LP Units and certain other awards, $7.9 million of Special Charges and $1.9 million of intangible asset amortization. Other Expenses of $9.3 million in 2008 related to a charge associated with deferred consideration pursuant to the Braveheart Sale and Purchase Agreement of $7.5 million, as well as amortization of intangibles of $1.9 million.

Investment Management

The following table summarizes the operating results of the Investment Management segment.

	For the Years Ended December 31,			Change	
	2010	2009	2008	2010 v. 2009	2009 v. 2008
	(dollars in thousands)				
Revenues					
Management Fees:					
Wealth Management	$ 9,826	$ 3,903	$ 22	152%	NM
Institutional Asset Management	51,663	14,876	2,658	247%	460%
Private Equity	8,396	10,210	9,538	(18)%	7%
Total Management Fees	69,885	28,989	12,218	141%	137%
Realized and Unrealized Gains (Losses):					
Institutional Asset Management	5,546	713	(3,140)	678%	NM
Private Equity	2,148	(5,179)	1,664	NM	NM
Total Realized and Unrealized Gains (Losses)	7,694	(4,466)	(1,476)	NM	(203)%
Other Investments(1)	—	(1,254)	(931)	NM	(35)%
Investment Management Revenue(2)	77,579	23,269	9,811	233%	137%
Other Revenue, net(3)	(529)	(1,358)	(1,413)	61%	4%
Net Investment Management Revenues	77,050	21,911	8,398	252%	161%
Expenses					
Operating Expenses	81,186	56,529	31,878	44%	77%
Other Expenses	3,749	14,705	5,728	(75)%	157%
Total Expenses	84,935	71,234	37,606	19%	89%
Operating Income (Loss)(4)	$ (7,885)	$(49,323)	$(29,208)	84%	(69)%
Income (Loss) from Equity Method Investments(5)	(573)	(1,406)	(371)	59%	(279)%
Pre-Tax Income (Loss)	$ (8,458)	$(50,729)	$(29,579)	83%	(72)%

(1) Includes EAM, which was consolidated April 1, 2009.

(2) Includes reimbursable expenses of $0.2 million, $0.2 million and $0.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(3) Includes interest expense on the Senior Notes of $3.5 million, $4.9 million and $2.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(4) Includes Noncontrolling interest of ($0.2) million and ($3.3) million for the years ended December 31, 2010 and 2009, respectively.

(5) Equity in Pan and G5 are classified as Income (Loss) from Equity Method Investments.

Investment Management Results of Operations

Our Wealth Management business includes the results of EWM, which commenced operations in the fourth quarter of 2008 and our acquisition of Morse, Williams and Company, Inc. ("Morse Williams") during the second quarter of 2010. Our Institutional Asset Management business includes the results of ETC and EAM, which were consolidated in the second quarter of 2009, and Atalanta Sosnoff, which was consolidated during the second quarter of 2010. Our results for 2010 include seven months of Atalanta Sosnoff's results, while our results for 2009 include nine and eight months of EAM and ETC's results, respectively. Fee-based revenues from EWM and Atalanta Sosnoff are primarily earned on a percentage of AUM, while ETC primarily earns fees from negotiated trust services and fiduciary consulting arrangements.

Our U.S. private equity funds, with the exception of ECP I, earn management fees of 1% of invested capital. Starting January 1, 2010, pursuant to an amendment to the ECP I Partnership Agreement, no future management fees were earned. Our Mexico private equity fund earns management fees of 2.25% on committed capital during its investment period and 2.25% on net funded committed capital thereafter. Management fees for our Mexican private equity fund, EMCP II, were calculated on committed capital.

In addition, the general partner of the private equity funds earns carried interest of 20% based on the fund's performance, provided it exceeds preferred return hurdles to its limited partners. We own 8%-9% of the carried interest earned by the general partner of ECP II and 100% of Carried Interest in EMCP II. A significant portion of any gains recognized related to ECP II are distributed to certain of our U.S. private equity professionals.

In the event the fund performs poorly we may be obligated to repay certain carried interest previously distributed. As of December 31, 2010, we had $2.7 million of previously received carried interest that may be subject to repayment.

Assets Under Management

AUM for our Investment Management business of $17.4 billion at December 31, 2010, increased from $4.3 billion at December 31, 2009. The amounts of AUM presented in the table below reflect the assets for which we charge a management fee. These assets reflect the fair value of assets managed on behalf of Institutional Asset Management and Wealth Management clients, and the amount of either invested or committed capital to the Private Equity funds. As defined in ASC 820, *"Fair Value Measurements and Disclosures"* ("ASC 820"), valuations performed for Level I investments are based on quoted prices obtained from active markets generated by third parties and Level II investments are valued through the use of models based on either direct or indirect observable inputs in the use of models or other valuation methodologies performed by third parties to determine fair value. For both the Level I and Level II investments, we obtain both active quotes from nationally recognized exchanges and third-party pricing services to determine market or fair value quotes, respectively. Wealth Management maintained 48% and 42% of Level I investments and 52% and 58% of Level II investments as of December 31, 2010 and 2009, respectively, and Institutional Asset Management maintained 95% and 85% of Level I investments and 5% and 15% of Level II investments as of December 31, 2010 and 2009, respectively. As noted above, Private Equity AUM is not presented at fair market value, but reported at either invested or committed capital in line with fee arrangements; notwithstanding, these assets represent primarily Level III investments.

	Wealth Management	Institutional Asset Management	Private Equity	Total
		(dollars in millions)		
Balance at December 31, 2009	$1,506	$ 2,141	$629	$ 4,276
Inflows	198	264	—	462
Outflows	(28)	(289)	—	(317)
Market Appreciation	24	185	—	209
Balance at March 31, 2010	1,700	2,301	629	4,630
Inflows	364	10,608	—	10,972
Outflows	(36)	(254)	—	(290)
Market Depreciation	(40)	(82)	—	(122)
Balance at June 30, 2010	1,988	12,573	629	15,190
Inflows	224	847	—	1,071
Outflows	(46)	(578)	—	(624)
Market Appreciation	63	865	—	928
Balance at September 30, 2010	2,229	13,707	629	16,565
Inflows	249	1,285	—	1,534
Outflows	(64)	(1,696)	—	(1,760)
Market Appreciation	92	956	—	1,048
Balance at December 31, 2010	$2,506	$14,252	$629	$17,387

AUM increased from December 31, 2009, primarily due to the addition of assets in Institutional Asset Management from our acquisition of Atalanta Sosnoff during the second quarter of 2010, which resulted in the combination of $10.2 billion of AUM. Wealth Management increased from December 31, 2009 primarily due to client inflows from the addition of new clients and the acquisition of Morse Williams, which resulted in the consolidation of $0.2 billion of AUM, during the second quarter of 2010.

2010 versus 2009

Net Investment Management Revenues were $77.1 million in 2010, compared to $21.9 million in 2009. Fee-based revenues earned from the management of client portfolios and other investment advisory services increased 141% from 2009 primarily as a result of the acquisition of new businesses within Institutional Asset Management and Wealth Management, as well as continued growth in AUM. Fee-based revenues included $0.3 million of revenues from performance fees during 2010 compared to $0.1 million in 2009. Realized and Unrealized Gains (Losses) increased from the prior year primarily resulting from gains on the seed capital managed by EAM, EWM and G5 and realized gains in PCB and in our private equity funds.

Operating Expenses were $81.2 million in 2010, as compared to $56.5 million in 2009, an increase of $24.7 million, or 44%. Employee Compensation and Benefits Expense, as a component of Operating Expenses, was $52.7 million in 2010, as compared to $38.1 million in 2009, an increase of $14.6 million, or 38%. Non-compensation expenses, as a component of Operating Expenses, were $28.5 million in 2010, as compared to $18.4 million in 2009, an increase of $10.1 million, or 55%. The increase in Operating Expenses was primarily a result of the acquisition of new businesses added during 2009 and 2010.

Other Expenses of $3.7 million in 2010 included $3.3 million related to compensation costs associated with unvested LP Units and certain other awards and amortization of intangibles of $0.5 million. Other Expenses of $14.7 million in 2009 included $1.5 million related to compensation costs associated with unvested LP Units and certain other awards, Special Charges of $12.2 million, Acquisition and Transition Costs of $0.7 million and amortization of intangibles of $0.3 million.

2009 versus 2008

Net Investment Management Revenues were $21.9 million in 2009, compared to $8.4 million in 2008, which represented an increase of 161%. Management Fees earned from the management of client portfolios and other investment advisory services increased 137% from 2008 as a result of the acquisition of new businesses, as well as continued growth in AUM. Fee-based revenues included $0.1 million of revenues from performance fees during 2009 and 2008. Realized and Unrealized Gains (Losses) decreased substantially from the prior year primarily resulting from losses related to ECP II. Other contributing factors for our losses include our losses related to the HighView Investment Group and EAM.

Operating Expenses were $56.5 million in 2009, as compared to $31.9 million in 2008, an increase of $24.7 million, or 77%. Employee Compensation and Benefits Expense, as a component of Operating Expenses, was $38.1 million in 2009, as compared to $22.8 million in 2008, an increase of $15.4 million, or 67%. The increase was primarily due to sign-on costs incurred in conjunction with the appointment of the President and Chief Executive Officer and compensation costs resulting from new businesses, as well as a charge for the accelerated vesting of RSUs in connection with U.S. private equity restructuring and severance. Non-compensation expenses, as a component of Operating Expenses, were $18.4 million in 2009, as compared to $9.1 million in 2008, an increase of $9.3 million, or 102%. The increase was primarily a result of the acquisition of new businesses.

Other Expenses of $14.7 million in 2009 included $1.5 million related to compensation costs associated with unvested LP Units and certain other awards, Special Charges of $12.2 million, Acquisition and Transition Costs of $0.7 million and amortization of intangibles of $0.3 million. Total Other Expenses of $5.7 million in 2008 included Special Charges of $4.1 million and Acquisition and Transition Costs of $1.6 million.

Follow-On Offerings of Class A Common Stock

During 2010 and 2009, we completed offerings of 2,954,438 and 3,721,788 shares of Class A common stock, respectively. Net proceeds in conjunction with these issuances were $77.2 million and $70.8 million, respectively. We used all of the proceeds from these offerings to purchase from certain holders, including members of our senior management, a number of outstanding LP Units that was equal to the number of newly-issued shares of Class A common stock sold by us in the offering.

In addition, LP Units held by members of Evercore LP ("Members") may be exchanged in the future for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The above exchanges and any such future exchanges are expected to result in an increase in the tax basis of the tangible and intangible assets of Evercore LP. These increases in tax basis increase (for tax purposes) amortization and, therefore, reduce the amount of tax that we would otherwise be required to pay.

We have entered into a tax receivable agreement with Members that provides for the payment by us to an exchanging Member of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis. We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we realize. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the size of the increases of the tangible and intangible assets of Evercore LP attributable to our interest in Evercore LP, during the expected term of the tax receivable agreement, the payments that we may make to our Members are expected to be substantial.

The effects of the tax receivable agreement on our Consolidated Statement of Financial Condition as a result of the above exchanges were increases of $37.0 million and $37.8 million related to the 2010 and 2009 offerings, respectively, in deferred tax assets for the estimated income tax effects of the increase in the tax basis of the assets owned by Evercore LP, based on enacted federal and state tax rates at the dates of the transactions. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance.

We also recorded 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as increases of $31.4 million and $32.1 million related to the 2010 and 2009 offerings, respectively, between Amounts Due Pursuant to Tax Receivable Agreements and Payable to Employees and Related Parties. We recorded the remaining 15% of the estimated realizable tax benefit, or $5.5 million and $5.7 million related to the 2010 and 2009 offerings, respectively, as increases to Additional Paid-In-Capital.

The amounts that were recorded for both the deferred tax asset and the liability for our obligations under the tax receivable agreement have been estimated. Any additional payments under the tax receivable agreement that will further increase the tax benefits and the estimated payments under the tax receivable agreement have not been included in the estimates. All of the effects of changes in any of our estimates after the dates of the exchanges will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. Future exchanges of LP Units for our shares of Class A common stock will be accounted for in a similar manner.

Cash Flows

Our operating cash flows are primarily influenced by the timing and receipt of investment banking and investment management fees, and the payment of operating expenses, including bonuses to our employees and interest expense on our Senior Notes. Investment Banking advisory fees are generally collected within 90 days of billing. Management fees from our private equity investment management activities are generally billed in advance but collected at the end of a half year period from billing. Fees from our wealth management and institutional asset management businesses are generally billed and collected within 90 days. We traditionally pay a substantial portion of incentive compensation to personnel in the Investment Banking business and to executive officers during the first three months of each calendar year with respect to the prior year's results. Our investing and financing cash flows are primarily influenced by activities to deploy capital to fund investments and acquisitions, raise capital through the issuance of stock or debt, repurchase of outstanding Class A shares, payment of dividends and other periodic distributions to our stakeholders. We generally make dividend payments and other distributions on a quarterly basis. A summary of our operating, investing and financing cash flows is as follows:

	For the Years Ended December 31,		
	2010	2009	2008
	(dollars in thousands)		
Cash (Used In) Provided By			
Operating activities:			
Net income (loss)	$ 17,805	$ 246	$ (9,563)
Non-cash charges	66,464	78,796	43,589
Other operating activities	(39,274)	9,059	(15,756)
Operating activities	44,995	88,101	18,270
Investing activities	(43,866)	(42,680)	(112,235)
Financing activities	(66,823)	(14,880)	90,029
Effect of exchange rate changes	349	239	(13,637)
Net (Decrease) Increase in Cash and Cash Equivalents	(65,345)	30,780	(17,573)
Cash and Cash Equivalents			
Beginning of Period	206,682	175,902	193,475
End of Period	$141,337	$206,682	$ 175,902

2010. Cash and Cash Equivalents were $141.3 million at December 31, 2010, a decrease of $65.3 million versus Cash and Cash Equivalents of $206.7 million at December 31, 2009. Operating activities resulted in a net inflow of $45.0 million, primarily related to earnings excluding non-cash charges, which reflect share-based compensation and other deferred compensation, offset by the payment of 2009 bonus awards. Cash of $43.9 million was used in investing activities primarily due to cash paid for acquisitions, offset by net proceeds from sales and maturities of Marketable Securities. Financing activities during the period used cash of $66.8 million, primarily for the purchase of LP Units, payment of dividends, distributions to Partners and treasury stock purchases offset by the issuance and sale of Class A common shares.

2009. Cash and Cash Equivalents were $206.7 million at December 31, 2009, an increase of $30.8 million versus Cash and Cash Equivalents of $175.9 million at December 31, 2008. Operating activities during 2009 resulted in a net inflow of $88.1 million, primarily related to higher earnings, excluding non-cash charges which reflect an increase in share-based compensation resulting from the cancellation of certain equity awards, and an increase in accrued compensation and benefits, offset by an increase in assets segregated for bank regulators. Cash of $42.7 million was used in investing activities primarily for purchases of marketable securities and the acquisitions of SFS and EAM. Financing activities during the period used cash of $14.9 million, primarily for partnership distributions, the purchase of LP Units, payment of dividends and treasury stock purchases offset by the issuance and sale of Class A common shares, LP Units and for cash received from the noncontrolling interest of ETC.

2008. Cash and Cash Equivalents were $175.9 million at December 31, 2008, a decrease of $17.6 million versus Cash and Cash Equivalents of $193.5 million at December 31, 2007. Operating activities during 2008 resulted in a net inflow of $18.3 million, principally driven by cash earnings and a decrease in accounts receivable. Cash of $112.2 million was used in investing activities primarily to purchase marketable securities, as well as the Company's commitment to contribute capital to the private equity funds and Pan. Financing activities during the year provided cash of $90.0 million, primarily due to $120.0 million of cash inflows from the Senior Notes and Warrants issued, offset by $16.6 million of distributions to Evercore LP limited partners, $7.1 million in Treasury Stock Purchased and dividends paid of $6.2 million.

Liquidity and Capital Resources

General

Our current assets include Cash and Cash Equivalents, Marketable Securities and Accounts Receivable in relation to Investment Banking and Investment Management revenues. Our current liabilities include accrued expenses and accrued employee compensation. We traditionally have made payments for employee bonuses and year-end distributions to partners in the first quarter of the year with respect to the prior year's results. Cash distributions related to partnership tax allocations are made to the partners of Evercore LP in accordance with our corporate estimated payment calendar; these payments are made prior the end of each calendar quarter. In addition, dividends on Class A common shares are paid when and if declared by the Board of Directors, which is generally quarterly.

We regularly monitor our liquidity position, including cash, other significant working capital current assets and liabilities, long-term liabilities, lease commitments, principal investment commitments related to our Investment Management business, dividends on Class A common shares, partnership distributions and other matters relating to liquidity and compliance with regulatory requirements. Our liquidity is highly dependent on our revenue stream from our operations, principally from our Investment Banking business, which is a function of closing transactions and earning success fees, the timing and realization of which is irregular and dependent upon factors that are not subject to our control. Our revenue stream funds the payment of our expenses, including annual bonus payments, a portion of which are guaranteed, interest expense on our Senior Notes and income taxes. Payments made for income taxes may be reduced by deductions taken for the increase in tax basis of our investment in Evercore LP. These tax deductions, when realized, require payment under our long-term liability, Amounts Due Pursuant to Tax Receivable Agreements. We intend to fund these payments from cash and cash equivalents on hand, principally derived from cash flows from operations. These tax deductions, when realized, will result in cash otherwise required to satisfy tax obligations becoming available for other purposes. Our Management Committee meets regularly to monitor our liquidity and cash positions against our short and long-term obligations, as well as our capital commitments. The result of this review contributes to management's recommendation to the Board of Directors as to the level of quarterly dividend payments, if any.

As a financial services firm, our businesses are materially affected by conditions in the global financial markets and economic conditions throughout the world. Revenue generated by our advisory activities is directly related to the number and value of the transactions in which we are involved. During periods of unfavorable market or economic conditions, the number and value of M&A transactions generally decrease, and they increase during periods of favorable market or economic conditions. Restructuring activity generally is counter-cyclical to M&A activity. In addition, our Investment Management business may be impacted by reduced equity valuations and generate relatively lower revenue because fees we receive typically are in part based on the market value of underlying publicly-traded securities. Our profitability may also be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. For a further discussion of risks related to our business, see "Risk Factors" elsewhere in this Form 10-K.

During the second quarter of 2008, our Board of Directors authorized the repurchase of up to $25.0 million of Evercore Class A common stock and/or LP Units. During 2010, we repurchased 921,193 shares for $24.4 million, concluding the share repurchase program.

In October 2010, our Board of Directors authorized the repurchase of up to 2 million shares of Evercore Class A Common Stock and/or LP Units for up to $85.0 million. Under this share repurchase program, shares may be repurchased from time to time in open market transactions, in privately-negotiated transactions or otherwise. The timing and the actual amount of shares repurchased will depend on a variety of factors, including legal requirements, price and economic and market conditions. This program may be suspended or discontinued at any time and does not have a specified expiration date.

In addition, periodically, we buy shares into treasury from our employees in order to fund the minimum tax requirements for share deliveries under our share equity plan. During 2010, we repurchased 436,068 shares for $13.0 million related to share deliveries.

On August 21, 2008, we entered into a Purchase Agreement with Mizuho pursuant to which Mizuho purchased from us $120.0 million principal amount of Senior Notes and the Warrants to purchase 5,454,545 shares of Evercore Class A common stock at $22.00 per share expiring in 2020. The holder of the Senior Notes may require us to purchase, for cash, all or any portion of the holder's Senior Notes upon a change of control of the Company for a price equal to the aggregate accreted amount of such Senior Notes ("Accreted Amount"), plus accrued and unpaid interest. Senior Notes held by Mizuho will be redeemable at the Accreted Amount at our option at any time within 90 days following the date on which Mizuho notifies us that it is terminating their strategic alliance agreement. Senior Notes held by any holder other than Mizuho will be redeemable at the Accreted Amount (plus accrued and unpaid interest) at our option at any time beginning on the third anniversary of closing. In the event of a default under the indenture, the trustee or holders of 33 1/3% of the Senior Notes may declare that the Accreted Amount is immediately due and payable.

Pursuant to the agreement, Mizuho may not transfer the Senior Notes or Warrants until either (a) after August 16, 2012 or (b) if the Strategic Alliance Agreement is terminated, the later of the third anniversary of the closing of the purchase of the Senior Notes and Warrants or one year following such termination. We have a right of first offer on any proposed transfer by Mizuho of the Warrants, Common Stock purchased by Mizuho in the open market or acquired by Mizuho upon exercise of the Warrants and associated Common Stock issued as dividends.

The exercise price for the Warrants is payable, at the option of the holder of the Warrants, either in cash or by tender of Senior Notes at the Accreted Amount, at any point in time.

Pursuant to the agreement with Mizuho, Evercore is subject to certain nonfinancial covenants. As of December 31, 2010, we were in compliance with all of these covenants.

We have made certain capital commitments, with respect to our investment activities, as well as commitments related to redeemable noncontrolling interest and contingent consideration from our acquisitions, which are included in the Contractual Obligations section below.

PCB maintains a line of credit with BBVA Bancomer to fund its trading activities on an intra-day and overnight basis. The intra-day facility is approximately $8.1 million and secured with trading securities. No interest is charged on the intra-day facility. The overnight facility is charged the Inter-Bank Balance Interest Rate plus 10 basis points and is secured with trading securities. There have been no significant draw downs on PCB's line of credit since August 10, 2006. The line of credit is renewable annually.

Certain of our subsidiaries are regulated entities and are subject to capital requirements. For further information see Note 19 to our consolidated financial statements.

Collateralized Financing Activity at PCB

PCB enters into repurchase agreements with clients seeking overnight money market returns whereby PCB transfers to the clients Mexican government securities in exchange for cash and concurrently agrees to repurchase the securities at a future date for an amount equal to the cash exchanged plus a stipulated premium or interest factor. PCB deploys the cash received from, and acquires the securities deliverable to, clients under these repurchase arrangements by purchasing securities in the open market or by entering into reverse repurchase agreements with unrelated third parties. We account for these repurchase and reverse repurchase agreements as collateralized financing transactions. We record a liability on our Consolidated Statements of Financial Condition in relation to repurchase transactions executed with clients as Securities Sold Under Agreements to Repurchase. We record as assets on our Consolidated Statements of Financial Condition, Financial Instruments Owned and Pledged as Collateral at Fair Value (where we have acquired the securities deliverable to clients under these repurchase arrangements by purchasing securities in the open market) and Securities Purchased Under Agreements to Resell (where we have acquired the securities deliverable to clients under these repurchase agreements by entering into reverse repurchase agreements with unrelated third parties). These Mexican government securities included in Financial Instruments Owned and Pledged as Collateral at Fair Value on the Consolidated Statements of Financial Condition have an estimated average time to maturity of approximately 2.6 years, as of December 31, 2010, and are pledged as collateral against repurchase agreements, which are collateralized financing agreements. Generally, collateral is posted equal to the contract value at inception and is subject to market changes. These repurchase agreements are primarily with institutional customer accounts managed by PCB, generally mature within one business day and permit the counterparty to pledge the securities. Increases and decreases in asset and liability levels related to these transactions are a function of growth in PCB's AUM, as well as clients' investment allocations requiring positioning in repurchase transactions.

PCB has procedures in place to monitor the daily risk limits for positions taken, as well as the credit risk based on the collateral pledged under these agreements against their contract value from inception to maturity date. The daily risk measure is Value at Risk, which is a statistical measure, at a 98% confidence level, of the potential losses from adverse market movements in an ordinary market environment based on a historical simulation using the prior year's historical data. PCB's Risk Management Committee meets monthly to analyze the overall market risk exposure based on positions taken, as well as the credit risk, based on the collateral pledged under these agreements against the contract value from inception to maturity date.

We periodically assess the collectability or credit quality related to securities purchased under agreements to resell; as of December 31, 2010, the Company believes it maintains a sufficient level of cash or collateral.

As of December 31, 2010 and 2009, a summary of PCB's assets, liabilities and risk measures related to its collateralized financing activities is as follows:

	December 31, 2010		December 31, 2009	
	Amount	Market Value of Collateral Received or (Pledged)	Amount	Market Value of Collateral Received or (Pledged)
	(dollars in thousands)			
Assets				
Financial Instruments Owned and Pledged as Collateral at Fair Value	$ 52,217		$ 122,618	
Securities Purchased Under Agreements to Resell	126,401	$ 126,386	184,118	$ 183,957
Total Assets	178,618		306,736	
Liabilities				
Securities Sold Under Agreements to Repurchase	(178,683)	$(178,603)	(306,894)	$(306,576)
Net Liabilities	$ (65)		$ (158)	
Risk Measures				
Value at Risk	$ 27		$ 53	
Sensitivity to a 100 basis point increase in the interest rate	$ (54)		$ (149)	
Sensitivity to a 100 basis point decrease in the interest rate	$ 54		$ 152	

Contractual Obligations

The following table sets forth information relating to our contractual obligations as of December 31, 2010:

	Payment Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)				
Capital Lease Obligations	$ 79	$ 52	$ 27	$ —	$ —
Operating Lease Obligations	175,646	17,568	32,167	28,613	97,298
Tax Receivable Agreements	101,158	3,983	15,219	16,912	65,044
Notes Payable, Including Interest	182,400	6,240	12,480	12,480	151,200
Investment Banking Commitments	2,791	2,174	617	—	—
Investment Management Commitments	18,468	2,655	6,852	473	8,488
Total	$480,542	$32,672	$67,362	$58,478	$322,030

As of December 31, 2010, we were unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, hence, per ASC 740, unrecognized tax benefits have been excluded from the above commitments and contractual obligations.

We had total commitments (not reflected on our Consolidated Statements of Financial Condition) relating to future principal investments of $8.1 million and $13.7 million as of December 31, 2010 and 2009, respectively. We expect to fund these commitments with cash flows from operations. We may be required to fund these commitments at any time through December 2017, depending on the timing and level of investments by our private equity funds.

In February 2010, we announced the formation of a strategic alliance to pursue private equity investment opportunities with Trilantic and to collaborate on the future growth of Trilantic's business. Under terms of the agreement, we issued 500,000 LP Units with a minimum redemption value of $16.5 million on December 31, 2014 in exchange for a minority economic interest in Trilantic's general partner interest in its current fund. We also will commit 2.5% of the total capital commitments of Trilantic's next private equity fund when it is raised, up to $50.0 million.

We also have commitments related to our redeemable noncontrolling interests. See Note 15 for further information. See Note 4 for our commitments related to the contingent consideration for acquisitions.

Off-Balance Sheet Arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any leasing activities that expose us to any liability that is not reflected in our consolidated financial statements.

Market Risk and Credit Risk

We, in general, are not a capital-intensive organization and as such, are not subject to significant market or credit risks. Nevertheless, we have established procedures to assess both the market and credit risk, as well as specific investment risk, exchange rate risk and credit risk related to receivables.

Market and Investment Risk

Institutional Asset Management

We invest in funds managed by EAM, EWM and G5. These funds principally hold readily-marketable investment securities. As of December 31, 2010, the fair value of our investments with these products, based on closing prices, was $16.3 million.

We estimate that a hypothetical 10% adverse change in the market value of the investments would have resulted in a decrease in pre-tax income of approximately $1.6 million for the year ended December 31, 2010.

See "-Liquidity and Capital Resources" above for a discussion of collateralized financing transactions at PCB.

Private Equity Funds

Through our principal investments in our private equity funds and our ability to earn carried interest from these funds, we face exposure to changes in the estimated fair value of the companies in which these funds invest. Our professionals devote considerable time and resources to work closely with the portfolio company's management to assist in designing a business strategy, allocating capital and other resources and evaluating expansion or acquisition opportunities. On a quarterly basis, we perform a comprehensive analysis and valuation of all of the portfolio companies. Our analysis includes reviewing the current market conditions and valuations of each portfolio company. Valuations and analysis regarding our investments in the CSI Capital, L.P. fund and Trilantic are performed by their respective professionals.

We estimate that a hypothetical 10% adverse change in the value of the private equity funds would have resulted in a decrease in pre-tax income of approximately $2.1 million for the year ended December 31, 2010.

Exchange Rate Risk

We have foreign operations, through our subsidiaries and affiliates, in Mexico, the United Kingdom, Brazil and Hong Kong which creates foreign exchange rate risk. Their respective functional currencies are the Mexican peso, British pound sterling, Brazilian real and Hong Kong dollar. We have not entered into any transactions to hedge our exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise. An appreciation or depreciation of any of these currencies relative to the U.S. dollar would result in an adverse or beneficial impact to our financial results. A significant portion of our Latin American revenues have been, and will continue to be, derived from contracts denominated in Mexican pesos and Evercore Europe's revenue and expenses are denominated primarily in British pounds sterling and euro. Historically, the value of these foreign currencies has fluctuated relative to the U.S. dollar. For the year ended December 31, 2010, the net impact of the fluctuation of foreign currencies recorded in Other Comprehensive Income and Noncontrolling Interest within the Consolidated Statement of Equity was $0.9 million. It is currently not our intention to hedge our foreign currency exposure, and we will reevaluate this policy from time to time.

Credit Risks

We maintain cash and cash equivalents with financial institutions with high credit ratings. At times, we may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, we believe that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Accounts Receivable consists primarily of advisory fees and expense reimbursements billed to our clients. Receivables are reported net of any allowance for doubtful accounts. We maintain an allowance for bad debts to provide coverage for probable losses from our customer receivables and derive the estimate through specific identification for the allowance for doubtful accounts and an assessment of the client's creditworthiness. As of December 31, 2010 and 2009, total receivables amounted to $49.6 million and $24.6 million, respectively, net of an allowance. The Investment Banking and Investment Management receivables collection periods generally are within 90 days of invoice. The collection period for restructuring transactions and private equity fee receivables may exceed 90 days. We recorded minimal bad debt expense for each of the years ended December 31, 2010 and 2009.

With respect to our Marketable Securities portfolio, which is comprised primarily of highly rated corporate and municipal bonds and Seed Capital Investments, we manage our credit risk exposure by limiting concentration risk and maintaining minimum credit quality. As of December 31, 2010, we had Marketable Securities of $92.8 million, of which 82% were corporate and municipal bonds and other debt securities primarily with S&P ratings ranging from AAA to BB+ and 18% were Seed Capital Investments.

Critical Accounting Policies and Estimates

The consolidated financial statements included in this report are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding future events that affect the amounts reported in our consolidated financial statements and their notes, including reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base these estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Revenue Recognition

Investment Banking Revenue

We earn investment banking fees from our clients for providing advisory services on mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. It's our accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collection is reasonably assured. We record Investment Banking Revenue on the Consolidated Statement of Operations for the following:

In general, advisory fees are paid at the time we sign an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, we may receive retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter where the engagement letter will specify a future service period associated with that fee. In such circumstances, these retainer fees are initially recorded as deferred revenue, which is recorded within Other Current Liabilities on the Consolidated Statements of Financial Condition, and subsequently recognized as revenue during the applicable time period within which the service is rendered. Revenues related to fairness or valuation opinions are recognized when the opinion has been rendered and delivered to the client and all other requirements for revenue recognition are satisfied. Success fees for advisory services, such as M&A advice, are recognized when the transaction(s) or event(s) are determined to be completed or substantially completed and all other requirements for revenue recognition are satisfied. In the event the Company were to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as deferred revenue and subsequently recognized as advisory fee revenue when the conditions of completion have been satisfied.

Placement fee revenues are attributable to capital raising. We recognize placement advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter.

Underwriting revenues are attributable to public and private offerings of equity and debt securities and are recognized when the offering has been deemed to be completed by the lead manager of the underwriting group, pursuant to applicable SEC and FINRA rules. When the offering is completed, we recognize the applicable management fee, selling concession and underwriting fee, the latter net of estimated offering expenses.

Commissions received from customers on agency-based brokerage transactions in listed and over-the-counter equities are recorded on a trade-date basis.

Investment Management Revenue

Our Investment Management business generates revenues from the management of client assets and the private equity funds.

Investment management fees generated for third-party clients are generally based on the value of the AUM and any performance fees that may be negotiated with the client. These fees are generally recognized over the period that the related services are provided, based upon the beginning, ending or average value of the assets for the relevant period. Fees paid in advance of services rendered are initially recorded as deferred revenue, which is recorded in Other Current Liabilities on the Consolidated Statements of Financial Condition, and is recognized in Investment Management Revenue on the Consolidated Statements of Operations ratably over the period in which the related service is rendered. Generally, to the extent performance fee arrangements have been negotiated, these fees are earned when the return on assets exceeds certain benchmark returns. Performance fees are accrued on a monthly basis and are not subject to adjustment once the measurement period ends (annually) and performance fees have been realized.

Management fees for private equity funds are contractual and are typically based on committed capital during the private equity funds' investment period, and on invested capital thereafter. Management fees are recognized ratably over the period during which services are provided. We also record performance fee revenue from the private equity funds when the returns on the private equity funds' investments exceed certain threshold minimums. These performance fees, or carried interest, are computed in accordance with the underlying private equity funds' partnership agreements and are based on investment performance over the life of each investment partnership. Performance fees are recorded as revenue as earned pursuant to the client agreements.

Fees for serving as an independent fiduciary and/or trustee are either based on a flat fee or are based on the value of assets under administration. For ongoing engagements, fees are billed quarterly either in advance or in arrears. Fees paid in advance of services rendered are initially recorded as deferred revenue in Other Current Liabilities on the Consolidated Statements of Financial Condition, and are recognized in Investment Management Revenue on the Consolidated Statements of Operations ratably over the period in which the related services are rendered.

Net Interest revenue is derived from investing customer funds in financing transactions. These transactions are primarily repurchases and resales of Mexican government securities. Revenue and expenses associated with these transactions are recognized over the term of the repurchase or resale transaction.

Valuation

The valuation of our investments in securities and of our financial investments in the funds we manage impacts both the carrying value of direct investments and the determination of performance fees, including carried interest. Effective January 1, 2008, we adopted ASC 820, which among other things requires enhanced disclosures about financial instruments carried at fair value. See Note 10 to the consolidated financial statements for further information. Level I investments include financial instruments owned and pledged as collateral and readily-marketable equity securities. Level II investments include our investments in corporate and municipal bonds and other debt securities. We did not have any Level III investments as of December 31, 2010.

We adopted ASC 825, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("ASC 825"), which permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. We adopted ASC 825 on January 1, 2008 and have not elected to apply the fair value option to any specific financial assets or liabilities.

Marketable Securities

Investments in corporate and municipal bonds and other debt securities are accounted for as available-for-sale under ASC 320-10, *"Accounting for Certain Investments in Debt and Equity Securities"*. These securities are carried at fair value on the Consolidated Statements of Financial Condition. Unrealized gains and losses are reported as net increases or decreases to Accumulated Other Comprehensive Income (Loss), net of tax, while realized gains and losses on these securities are determined using the specific identification method and are included in Other Revenue on the Consolidated Statements of Operations. We invest in readily-marketable debt and equity securities which are managed by EAM and EWM. These securities are valued using quoted market prices on applicable exchanges or markets. The realized and unrealized gains and losses on these securities are included in the Consolidated Statements of Operations in Investment Management Revenue. Marketable Securities also include investments in municipal bonds carried by EGL, which are carried at fair value, with changes in fair value recorded in Other Revenues on the Consolidated Statement of Operations.

Marketable Securities transactions are recorded as of the trade date.

Financial Instruments Owned and Pledged as Collateral at Fair Value

Our Financial Instruments Owned and Pledged as Collateral at Fair Value consist principally of foreign government obligations, which are recorded on a trade-date basis and are stated at quoted market values. Related gains and losses are reflected in Other Revenue on the Consolidated Statements of Operations. We pledge our

Financial Instruments Owned and Pledged as Collateral at Fair Value to collateralize certain financing arrangements which permits the counterparty to pledge the securities.

Equity Compensation

Share-Based Payments – We account for share-based payments in accordance with Financial Accounting Standards Board ("FASB") issued ASC 718, *"Share-Based Payment"*. We grant employees event-based awards and performance-based awards that vest upon the occurrence of certain events or performance criteria being achieved. Compensation cost is accrued if it is probable that the event or performance condition will be achieved and is not accrued if it is not probable that the event or performance condition will be achieved. Significant judgment is required in determining the probability an event's occurrence or that the performance criteria will be achieved. See Note 17 to the consolidated financial statements herein for further information.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment of items, such as deferred revenue, compensation and benefits expense, unrealized gains and losses on long-term investments and depreciation. These temporary differences result in deferred tax assets and liabilities, which are included within our Consolidated Statements of Financial Condition. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not more-likely-than-not, we must establish a valuation allowance. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable income and tax planning strategies that can be implemented by us in making this assessment. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowance, which could materially impact our consolidated financial condition and results of operations.

In addition, in order to determine the quarterly tax rate, we are required to estimate full year pre-tax income and the related annual income tax expense in each jurisdiction. Changes in the geographic mix or estimated level of annual pre-tax income can affect our overall effective tax rate. Furthermore, our interpretation of complex tax laws may impact our measurement of current and deferred income taxes.

ASC 740 provides a benefit recognition model with a two-step approach consisting of "more-likely-than-not" recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. This standard also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. See Note 20 to the consolidated financial statements herein in regard to the impact of the adoption of this standard on our consolidated financial statements.

The majority of the deferred tax assets relate to the U.S. operations of the Company. The realization of the deferred tax assets is primarily dependent on the amount of the Company's historic and projected future taxable income for its U.S. and foreign operations. In 2010 and 2009, we performed an assessment of the ultimate realization of our deferred tax assets and determined that the Company should have sufficient future taxable income in the normal course of business to fully realize the portion of the deferred tax assets associated with its U.S. operations and management has concluded that it is more likely than not the deferred tax assets will be realized. We also concluded that the net deferred tax assets of certain foreign subsidiaries required a full valuation allowance. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. See Note 20 to the consolidated financial statements herein for further information.

The Company estimates that Evercore Partners Inc. must generate approximately $343.4 million of future taxable income to realize the U.S. deferred tax asset balance of approximately $139.3 million. The deferred tax balance is expected to reverse over a period ranging of 5 to 15 taxable years. The Company evaluated Evercore Partners Inc.'s historical U.S. taxable income, which has averaged approximately $22.8 million per year over the last two tax years, as well as the current anticipated profitability and taxable income in the future, which indicates sufficient taxable income to support the realization of these deferred tax assets. To the extent enough taxable income is not generated in the 15 year estimated reversal period, the Company will have an additional 20 years to utilize any net operating loss carry forwards created, as well as the relevant net operating loss carry back period in effect at the time of a taxable loss.

As part of the assessment of the ultimate realization of our deferred tax assets, we determined certain deferred tax assets of our foreign subsidiaries would require a valuation allowance. We concluded that the recoverability of these deferred tax assets was not more-likely-than-not to be recoverable as required by ASC 740. As a result of our assessment of the impacted foreign subsidiaries projected future taxable income relative to their cumulative net loss position, we concluded that, based on such negative evidence, a full valuation allowance was required. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. The positive evidence that will be considered is sustained profitability resulting from significant growth going forward.

Impairment of Assets

In accordance with ASC 350, "*Goodwill and Other Intangible Assets*", Goodwill is tested for impairment annually, or more frequently if circumstances indicate impairment may have occurred. In this process, we make estimates and assumptions in order to determine the fair value of our reporting units and to project future earnings using valuation techniques. We use our best judgment and information available to us at the time to perform this review. Because our assumptions and estimates are used in projecting future earnings as part of the valuation, actual results could differ. Intangible assets with finite lives are amortized over their estimated useful lives which are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable as prescribed by ASC 360, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("ASC 360").

We test goodwill for impairment at the reporting unit level. In determining the fair value for each reporting unit, we utilize either a market multiple approach or a discounted cash flow methodology based on the adjusted cash flows from operations. The market multiple approach includes applying the average earnings multiples of comparable public companies for their respective reporting segment multiplied by the forecasted earnings of the respective reporting unit to yield an estimate of fair value. The discounted cash flow methodology begins with the adjusted cash flows from each of the reporting units and uses a discount rate that reflects the weighted average costs of capital adjusted for the risks inherent in the future cash flows. For the year ended December 31, 2010 and 2009, we have concluded the fair values substantially exceeded the carrying values for our reporting units.

In addition to Goodwill and Intangible Assets, we annually assess our Equity Method and Cost Method Investments for impairment per ASC 323-10-35 and ASC 325-20-35, respectively, "*Subsequent Measurement*". For the year ended December 31, 2010, we concluded there was no impairment of Goodwill, Intangible Assets and Equity Method and Cost Method Investments.

Recently Issued Accounting Standards

ASU 2010-28 – In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-28, *"When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"* ("ASU 2010-28"). ASU 2010-28 provides amendments to ASC No. 350 *"Intangibles- Goodwill and Other"*, modifying Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 and early adoption is not permitted. The Company is currently assessing the impact of the adoption of this update on the Company's financial condition, results of operations and cash flows.

ASU 2010-29 – In December 2010, the FASB issued ASU No. 2010-29, *"Disclosure of Supplementary Pro Forma Information for Business Combinations"* ("ASU 2010-29"). ASU 2010-29 provides amendments to ASC No. 805 *"Business Combinations"*, which specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosure under ASC No. 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company is currently assessing the impact of the adoption of this update on the Company's financial condition, results of operations and cash flows.

ASU 2010-20 – In July 2010, the FASB issued ASU No. 2010-20, *"Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses"* ("ASU 2010-20"). This ASU amends ASC 310 by requiring more robust and disaggregated disclosure about the credit quality of an entity's financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users' understanding of (1) the nature of an entity's credit risk associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The adoption of ASU 2010-20 did not have a material impact on the Company's financial condition, results of operations and cash flows, or disclosures thereto.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk and Credit Risk." We do not believe we face any material interest rate risk, foreign currency exchange risk, equity price risk or other market risk except as disclosed in Item 7 " – Market Risk and Credit Risk" above.

Item 8. Financial Statements and Supplemental Data

Index to Financial Statements

Supplemental Financial Information

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Evercore Partners Inc.:

We have audited the accompanying consolidated statements of financial condition of Evercore Partners Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Company's consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

New York, New York
March 9, 2011

EVERCORE PARTNERS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except per share data)

	December 31,	
	2010	2009
Assets		
Current Assets		
Cash and Cash Equivalents	$141,337	$206,682
Marketable Securities	92,830	141,067
Financial Instruments Owned and Pledged as Collateral at Fair Value	52,217	122,618
Securities Purchased Under Agreements to Resell	126,401	184,118
Accounts Receivable (net of allowances of $768 and $764 at December 31, 2010 and 2009, respectively)	49,625	24,560
Receivable from Employees and Related Parties	3,465	5,235
Deferred Tax Assets—Current	5,092	3,841
Other Current Assets	9,982	8,612
Total Current Assets	480,949	696,733
Investments	60,617	18,581
Deferred Tax Assets—Non-Current	134,161	93,390
Furniture, Equipment and Leasehold Improvements (net of accumulated depreciation and amortization of $11,302 and $8,747 at December 31, 2010 and 2009, respectively)	14,923	8,217
Goodwill	139,031	49,764
Intangible Assets (net of accumulated amortization of $13,337 and $5,921 at December 31, 2010 and 2009, respectively)	49,232	7,577
Assets Segregated for Bank Regulatory Requirements	10,200	10,000
Other Assets	8,972	6,898
Total Assets	$898,085	$891,160
Liabilities and Equity		
Current Liabilities		
Accrued Compensation and Benefits	$ 82,943	$ 93,783
Accounts Payable and Accrued Expenses	12,558	10,159
Securities Sold Under Agreements to Repurchase	178,683	306,894
Payable to Employees and Related Parties	4,181	2,746
Taxes Payable	404	—
Other Current Liabilities	8,204	2,709
Total Current Liabilities	286,973	416,291
Notes Payable	98,082	96,618
Amounts Due Pursuant to Tax Receivable Agreements	97,427	67,687
Other Long-term Liabilities	22,956	14,808
Total Liabilities	505,438	595,404
Commitments and Contingencies (Note 18)		
Redeemable Noncontrolling Interest	25,406	—
Equity		
Evercore Partners Inc. Stockholders' Equity		
Common Stock		
Class A, par value $0.01 per share (1,000,000,000 shares authorized, 21,497,691 and 17,155,883 issued at December 31, 2010 and 2009, respectively, and 19,983,646 and 16,346,584 outstanding at December 31, 2010 and 2009, respectively)	215	172
Class B, par value $0.01 per share (1,000,000 shares authorized, 48 and 55 issued and outstanding at December 31, 2010 and 2009, respectively)	—	—
Additional Paid-In-Capital	400,719	339,495
Accumulated Other Comprehensive Income (Loss)	(4,193)	(3,760)
Retained Earnings (Deficit)	(61,504)	(56,756)
Treasury Stock at Cost (1,514,045 and 809,299 shares at December 31, 2010 and 2009, respectively)	(34,538)	(12,756)
Total Evercore Partners Inc. Stockholders' Equity	300,699	266,395
Noncontrolling Interest	66,542	29,361
Total Equity	367,241	295,756
Total Liabilities and Equity	$898,085	$891,160

See Notes to Consolidated Financial Statements.

EVERCORE PARTNERS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars and share amounts in thousands, except per share data)

	For the Years Ended December 31,		
	2010	2009	2008
Revenues			
Investment Banking Revenue	$301,931	$293,311	$181,608
Investment Management Revenue	77,579	23,269	9,811
Other Revenue, Including Interest	22,228	22,234	33,885
Total Revenues	401,738	338,814	225,304
Interest Expense	22,841	24,269	30,278
Net Revenues	378,897	314,545	195,026
Expenses			
Employee Compensation and Benefits	251,917	210,818	146,663
Occupancy and Equipment Rental	18,329	13,916	12,671
Professional Fees	28,464	20,930	16,173
Travel and Related Expenses	16,593	9,703	10,139
Communications and Information Services	6,074	3,926	2,984
Depreciation and Amortization	10,077	4,517	4,189
Special Charges	—	20,129	4,132
Acquisition and Transition Costs	3,399	712	1,596
Other Operating Expenses	9,802	8,710	5,492
Total Expenses	344,655	293,361	204,039
Income (Loss) Before Income (Loss) from Equity Method Investments and Income Taxes	34,242	21,184	(9,013)
Income (Loss) from Equity Method Investments	(557)	(1,406)	(371)
Income (Loss) Before Income Taxes	33,685	19,778	(9,384)
Provision for Income Taxes	15,880	19,532	179
Net Income (Loss)	17,805	246	(9,563)
Net Income (Loss) Attributable to Noncontrolling Interest	8,851	1,816	(4,850)
Net Income (Loss) Attributable to Evercore Partners Inc.	$ 8,954	$ (1,570)	$ (4,713)
Net Income (Loss) Attributable to Evercore Partners Inc. Common Shareholders	$ 8,880	$ (1,570)	$ (4,713)
Weighted Average Shares of Class A Common Stock Outstanding			
Basic	19,655	15,545	13,072
Diluted	22,968	15,545	13,072
Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders			
Basic	$ 0.45	$ (0.10)	$ (0.36)
Diluted	$ 0.39	$ (0.10)	$ (0.36)
Dividends Declared per Share of Class A Common Stock	$ 0.63	$ 0.51	$ 0.48

See Notes to Consolidated Financial Statements.

EVERCORE PARTNERS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(dollars in thousands, except share data)

	Class A Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock		Noncontrolling Interest	Total Equity
	Shares	Dollars				Shares	Dollars		
Balance at December 31, 2007	11,261,100	$113	$208,846	$ 237	$(35,612)	(31,903)	$ (968)	$ 46,699	$219,315
Net Income (Loss)	—	—	—	—	(4,713)	—	—	(4,850)	(9,563)
Other Comprehensive Income (Loss), net:									
Unrealized Gain on Marketable Securities, net	—	—	—	287	—	—	—	545	832
Foreign Currency Translation Adjustment	—	—	—	(5,663)	—	—	—	(10,735)	(16,398)
Total Comprehensive Loss	—	—	—	(5,376)	(4,713)	—	—	(15,040)	(25,129)
Treasury Stock Purchases	—	—	—	—	—	(466,843)	(7,082)	—	(7,082)
Evercore LP Units Converted into Class A Common Stock	278,946	3	1,275	—	—	—	—	(671)	607
Stock-based Compensation Awards	580,375	6	33,957	—	—	—	—	—	33,963
Share Grant Related to Acquisition	431,607	4	7,448	—	—	—	—	—	7,452
Warrants Issued	—	—	23,708	—	—	—	—	—	23,708
Dividends	—	—	—	—	(6,239)	—	—	—	(6,239)
Noncontrolling Interest (Note 15)	—	—	—	—	—	—	—	(15,010)	(15,010)
Balance at December 31, 2008	12,552,028	126	275,234	(5,139)	(46,564)	(498,746)	(8,050)	15,978	231,585
Net Income (Loss)	—	—	—	—	(1,570)	—	—	1,816	246
Other Comprehensive Income, net:									
Unrealized Gain on Marketable Securities, net	—	—	—	707	—	—	—	2,174	2,881
Foreign Currency Translation Adjustment	—	—	—	672	—	—	—	2,372	3,044
Total Comprehensive Income (Loss)	—	—	—	1,379	(1,570)	—	—	6,362	6,171
Treasury Stock Purchases	—	—	—	—	—	(310,553)	(4,706)	—	(4,706)
Proceeds from Equity Offering, Net of Direct Expenses	3,721,788	37	70,084	—	—	—	—	—	70,121
Evercore LP Units Purchased or Converted into Class A Common Stock	189,153	2	(57,187)	—	—	—	—	(5,623)	(62,808)
Stock-based Compensation Awards	692,914	7	50,959	—	—	—	—	8,552	59,518
Dividends and Equivalents	—	—	405	—	(8,622)	—	—	—	(8,217)
Noncontrolling Interest (Note 15)	—	—	—	—	—	—	—	4,092	4,092
Balance at December 31, 2009	17,155,883	172	339,495	(3,760)	(56,756)	(809,299)	(12,756)	29,361	295,756
Net Income	—	—	—	—	8,954	—	—	8,851	17,805
Other Comprehensive Income (Loss), net:									
Unrealized Gain (Loss) on Marketable Securities, net	—	—	—	(1,058)	—	—	—	(1,048)	(2,106)
Foreign Currency Translation Adjustment	—	—	—	625	—	—	—	294	919
Total Comprehensive Income (Loss)	—	—	—	(433)	8,954	—	—	8,097	16,618
Treasury Stock Purchases	—	—	—	—	—	(1,286,277)	(35,053)	—	(35,053)
Proceeds from Equity Offering, Net of Direct Expenses	2,954,437	29	77,573	—	—	—	—	—	77,602
Evercore LP Units Purchased or Converted into Class A Common Stock	77,110	1	(59,062)	—	—	—	—	(9,834)	(68,895)
Stock-based Compensation Awards	1,310,261	13	35,695	—	—	—	—	20,059	55,767
Shares Issued as Consideration for Acquisitions and Investments	—	—	5,748	—	—	581,531	13,271	—	19,019
Dividends and Equivalents	—	—	1,344	—	(13,702)	—	—	—	(12,358)
Noncontrolling Interest (Note 15)	—	—	(74)	—	—	—	—	18,859	18,785
Balance at December 31, 2010	21,497,691	$215	$400,719	$(4,193)	$(61,504)	(1,514,045)	$(34,538)	$ 66,542	$367,241

See Notes to Consolidated Financial Statements.

EVERCORE PARTNERS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Years Ended December 31,		
	2010	2009	2008
Cash Flows From Operating Activities			
Net Income (Loss)	$ 17,805	$ 246	$ (9,563)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Net Realized and Unrealized (Gains) Losses on Investments, Marketable Securities and Contingent Consideration	(4,898)	7,111	4,012
Equity-Based and Other Deferred Compensation	55,914	59,518	29,380
Share Grant Related to Acquisition	—	—	7,452
Depreciation, Amortization and Accretion	11,541	5,872	4,619
Loss on Disposal of Equipment	—	—	711
Bad Debt Expense	1,008	444	196
Deferred Taxes	2,899	5,851	(2,781)
Decrease (Increase) in Operating Assets:			
Marketable Securities	(481)	(108)	(125)
Financial Instruments Owned and Pledged as Collateral at Fair Value	75,435	76,887	(14,727)
Securities Purchased Under Agreements to Resell	66,225	(83,235)	(57,154)
Accounts Receivable	(18,822)	844	23,947
Receivable from Employees and Related Parties	1,770	(2,008)	1,725
Assets Segregated for Bank Regulatory Requirements	(200)	(10,000)	—
Other Assets	(1,138)	(4,952)	1,579
(Decrease) Increase in Operating Liabilities:			
Accrued Compensation and Benefits	(17,265)	31,616	(40,220)
Accounts Payable and Accrued Expenses	976	776	(2,436)
Securities Sold Under Agreements to Repurchase	(141,759)	6,001	72,300
Payables to Employees and Related Parties	(2,523)	(1,955)	(4,303)
Taxes Payable	380	(2,333)	(3,057)
Other Liabilities	(1,872)	(2,474)	6,715
Net Cash Provided by Operating Activities	44,995	88,101	18,270
Cash Flows From Investing Activities			
Investments Purchased	(16,645)	(4,108)	(14,525)
Distributions of Private Equity Investments	2,629	—	3,608
Marketable Securities:			
Proceeds from Sales and Maturities	188,701	51,677	—
Purchases	(138,683)	(83,460)	(100,159)
Cash Paid for Acquisitions, net of cash acquired	(70,481)	(9,382)	—
Change in Restricted Cash	(820)	4,853	—
Purchase of Furniture, Equipment and Leasehold Improvements	(8,567)	(2,260)	(1,159)
Net Cash Used in Investing Activities	(43,866)	(42,680)	(112,235)
Cash Flows From Financing Activities			
Payments for Capital Lease Obligations	(9)	(32)	(113)
Issuance of Noncontrolling Interests	4,381	17,395	—
Distributions to Noncontrolling Interests—Evercore LP Limited Partners	(19,513)	(19,741)	(16,578)
Cash Paid for Earn-out Consideration	(5,936)	—	—
Proceeds from Equity Offering	77,185	70,761	—
Issuance of Notes Payable and Warrants	—	—	120,000
Debt Issuance Costs	—	—	(1,460)
Purchase of Evercore LP Units and Treasury Stock	(114,141)	(75,467)	(7,082)
Excess Tax Benefits Associated with Equity-Based Awards	2,923	—	—
Dividends—Class A Stockholders	(12,358)	(8,217)	(6,239)
Other	645	421	1,501
Net Cash Provided by (Used in) Financing Activities	(66,823)	(14,880)	90,029
Effect of Exchange Rate Changes on Cash	349	239	(13,637)
Net (Decrease) Increase in Cash and Cash Equivalents	(65,345)	30,780	(17,573)
Cash and Cash Equivalents-Beginning of Year	206,682	175,902	193,475
Cash and Cash Equivalents-End of Period	$ 141,337	$206,682	$ 175,902
SUPPLEMENTAL CASH FLOW DISCLOSURE			
Payments for Interest	$ 21,473	$ 23,080	$ 27,718
Payments for Income Taxes	$ 9,649	$ 11,286	$ 8,437
Furniture, Equipment and Leasehold Improvements Accrued	$ 644	$ 114	$ 219

See Notes to Consolidated Financial Statements.

Note 1 – Organization

Evercore Partners Inc. and subsidiaries (the "Company") is an investment banking and investment management firm, incorporated in Delaware on July 21, 2005 and headquartered in New York, New York. The Company is a holding company which owns a controlling interest in Evercore LP, a Delaware limited partnership ("Evercore LP"). Subsequent to the Company's initial public offering ("IPO"), the Company became the sole general partner of Evercore LP. The Company operates from its offices in New York, San Francisco, Boston, Washington D.C., Los Angeles, Houston, London, Mexico City and Monterrey, Mexico and, through its affiliate G5 Holdings S.A. ("G5"), in Rio de Janeiro and São Paulo, Brazil.

The Investment Banking business includes the advisory business through which the Company provides advice to clients on significant mergers, acquisitions, divestitures and other strategic corporate transactions, with a particular focus on advising prominent multinational corporations and substantial private equity firms on large, complex transactions. The Company also provides restructuring advice to companies in financial transition, as well as to creditors, shareholders and potential acquirers. In addition, the Company provides its clients with capital markets advice, underwrites securities offerings and raises funds for financial sponsors. The Investment Banking business also includes the Institutional Equities business through which the Company has recently begun to offer equity research and agency-only equity securities trading for institutional investors.

The Investment Management business includes the institutional asset management business through which the Company manages financial assets for sophisticated institutional investors and provides independent fiduciary services to corporate employee benefit plans, the wealth management business through which the Company provides wealth management services for high net-worth individuals and the private equity business through which the Company, directly and through affiliates, manages private equity funds.

Note 2 – Significant Accounting Policies

Basis of Presentation – The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements of the Company are comprised of the consolidation of Evercore LP and Evercore LP's wholly-owned and majority-owned direct and indirect subsidiaries, including Evercore Group L.L.C. ("EGL"), a registered broker-dealer in the U.S. The Company's policy is to consolidate all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIEs") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive significant benefits. All intercompany balances and transactions with the Company's subsidiaries have been eliminated upon consolidation. The Consolidated Statements of Operations include the consolidated results of Atalanta Sosnoff Capital LLC ("Atalanta Sosnoff"), Morse, Williams and Company, Inc. ("Morse Williams"), MJC Associates and the Private Funds Group of Neuberger Berman ("PFG"), following their acquisitions in 2010. See Note 4 for further disclosure.

At the time of the formation transaction, the members of Evercore LP (the "Members") received Evercore LP partnership units ("LP Units") in consideration for their contribution of the various entities included in the historical combined financial statements of the Company. The LP Units are subject to vesting requirements and transfer restrictions and are exchangeable on a one-for-one basis for shares of Class A common stock. The Company accounts for exchanges of LP Units for shares of Class A common stock of the Company based on the carrying amounts of the Members' LP Units immediately before the exchange.

The Company's interest in Evercore LP is within the scope of Accounting Standards Codification ("ASC") 810-20, "*Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*". The Company consolidates Evercore LP and records noncontrolling interest for the economic interest in Evercore LP held directly by others, which includes the Members.

The Company has evaluated all subsequent events through the date this Form 10-K was available to be issued, on March 9, 2011.

Reclassifications – During 2010, certain balances for prior periods were reclassified to conform to their current presentation.

Accounts Receivable – Accounts Receivable consists primarily of investment banking fees and expense reimbursements charged to the Company's clients. The Company records Accounts Receivable net of any allowance for doubtful accounts. The Company maintains an allowance for bad debts to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of the client's creditworthiness and specifically reserves against exposure where the Company determines the receivables are impaired, which may include situations where a fee is in dispute or litigation has commenced.

Furniture, Equipment and Leasehold Improvements – Fixed assets, including office equipment, hardware and software and leasehold improvements, are stated at cost, net of accumulated depreciation and amortization. Furniture, equipment and computer hardware and software are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

Investment Banking Revenue – The Company earns investment banking fees from our clients for providing advisory services on mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. Starting in 2010, the Company's Investment Banking services were expanded to include services related to securities underwriting, private fund placement services and commissions for agency-based equity trading services and equity research. It is the Company's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collection is reasonably assured. The Company records Investment Banking Revenue on the Consolidated Statement of Operations for the following:

Advisory Fees – In general, advisory fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, the Company may receive retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter where the engagement letter will specify a future service period associated with that fee. In such circumstances, these retainer fees are initially recorded as deferred revenue and subsequently recognized as revenue during the applicable time period within which the service is rendered. Revenues related to fairness or valuation opinions are recognized when the opinion has been rendered and delivered to the client and all other requirements for revenue recognition are satisfied. Success fees for advisory services, such as merger and acquisition ("M&A") advice, are recognized when the transaction(s) or event(s) are determined to be completed or substantially completed and all other requirements for revenue recognition are satisfied. In the event the Company were to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as deferred revenue and subsequently recognized as advisory fee revenue when the conditions of completion have been satisfied.

Placement Fees – Placement fee revenues are attributable to capital raising. The Company recognizes placement advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter.

Underwriting Fees – Underwriting revenues are attributable to public and private offerings of equity and debt securities and are recognized when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the Company recognizes the applicable management fee, selling concession and underwriting fee, the latter net of estimated offering expenses.

Commissions – Commissions received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities are recorded on a trade-date basis.

Taxes collected from customers and remitted to governmental authorities are presented on a net basis on the Consolidated Statement of Operations.

Investment Management Revenue – The Company's Investment Management business generates revenues from the management of client assets and the private equity funds.

Investment management fees for third-party clients are generally based on the value of the assets under management ("AUM") and any performance fees that may be negotiated with the client. These fees are generally recognized over the period that the related services are provided, based upon the beginning, ending or average value of the assets for the relevant period. Fees paid in advance of services rendered are initially recorded as deferred revenue, which is recorded in Other Current Liabilities on the Consolidated Statements of Financial Condition, and are recognized in Investment Management Revenue on the Consolidated Statements of Operations ratably over the period in which the related service is rendered. Generally, to the extent performance fee arrangements have been negotiated, these fees are earned when the return on assets exceeds certain benchmark returns. Performance fees are accrued on a monthly basis and are not subject to adjustment once the measurement period ends (annually) and performance fees have been realized.

Management fees for private equity funds are contractual and are typically based on committed capital during the private equity funds' investment period, and on invested capital, thereafter. Management fees are recognized ratably over the period during which services are provided. The management fees may provide for a management fee offset for certain portfolio company fees the Company earns. As a result of amendments in December 2009, the Company no longer receives management fees on Evercore Capital Partners L.P. and its affiliated entities. The Company also records performance fee revenue from the private equity funds when the returns on the private equity funds' investments exceed certain threshold minimums. These performance fees, or carried interest, are computed in accordance with the underlying private equity funds' partnership agreements and are based on investment performance over the life of each investment partnership. Performance fees are recorded as revenue as earned pursuant to the underlying agreements.

Fees generated for serving as an independent fiduciary and/or trustee are either based on a flat fee, are pre-negotiated with the client or are based on the value of assets under administration. For ongoing engagements, fees are billed quarterly either in advance or in arrears. Fees paid in advance of services rendered are initially recorded as deferred revenue in Other Current Liabilities on the Consolidated Statements of Financial Condition, and are recognized in Investment Management Revenue on the Consolidated Statements of Operations ratably over the period in which the related services are rendered. Any fees received before completion of the engagement are recorded as deferred revenue in Other Current Liabilities on the Consolidated Statements of

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Financial Condition and are recognized in Investment Management Revenue on the Consolidated Statements of Operations upon the execution of the project deliverables.

Other Revenue and Interest Expense – Other Revenue and Interest Expense is derived primarily from financing transactions. These transactions are principally repurchases and resales of Mexican government securities. Revenue and expenses associated with these transactions are recognized over the term of the repurchase or resale transaction. Other Revenue and Interest Expense also includes interest expense associated with the $120,000 principal amount of senior unsecured notes ("Senior Notes"), as well as income earned on marketable securities and cash deposited with financial institutions.

Client Expense Reimbursement – In the conduct of its financial advisory service engagements and in advising the private equity funds, the Company receives reimbursement for certain expenses incurred by the Company on behalf of its clients and the funds. Transaction-related expenses, which are billable to clients, are recognized as revenue and recorded in Accounts Receivable on the later of the date of an executed engagement letter or the date the expense is incurred.

Noncontrolling Interest – Noncontrolling interest recorded on the consolidated financial statements of the Company relates to the portions of our subsidiaries not owned by the Company. The Company allocates net income to noncontrolling interests held at Evercore LP and at the operating entity level, where required, by multiplying the vested equity ownership percentage of the noncontrolling interest holders for the period by the net income or loss for the entity which the noncontrolling interest relates. In circumstances where the governing documents of the entity to which the noncontrolling interest relates require special allocations of profits (losses) to the controlling and noncontrolling interest holders, then the net income or loss of these entities will be allocated based on these special allocations.

In January 2009, the Company adopted ASC 810-10, "*Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*" ("ASC 810-10"). ASC 810-10 requires reporting entities to present noncontrolling (minority) interests as equity (as opposed to as a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The adoption of ASC 810-10 resulted in the presentation of Noncontrolling Interest as a component of Total Equity on the Consolidated Statements of Financial Condition and below Net Income on the Consolidated Statements of Operations. Prior periods have been reclassified to conform to the current presentation. In addition, the adoption of ASC 810-10 resulted in an allocation of the components of Total Comprehensive Income between controlling interests and noncontrolling interests for the years ended December 31, 2010, 2009 and 2008.

Cash and Cash Equivalents – Cash and Cash Equivalents consist of short-term highly-liquid investments with original maturities of three months or less. The amounts recognized in Cash and Cash Equivalents on the Consolidated Statements of Financial Condition approximate fair value.

Fair Value of Financial Instruments – The majority of the Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, investments, marketable securities, financial instruments owned and pledged as collateral, repurchase and reverse repurchase agreements, receivables and payables and accruals. See Note 10 for further information.

Marketable Securities – Marketable Securities include investments in corporate, municipal and other debt securities, as well as investments in readily-marketable equity securities, which are accounted for as available-for-sale under ASC 320-10, *"Accounting for Certain Investments in Debt and Equity Securities"*. These securities are carried at fair value on the Consolidated Statements of Financial Condition. Unrealized gains and losses are reported as net increases or decreases to Accumulated Other Comprehensive Income (Loss), net of tax, while realized gains and losses on these securities are determined using the specific identification method and are included in Other Revenue on the Consolidated Statements of Operations. The readily-marketable debt and equity securities are valued using quoted market prices on applicable exchanges or markets. Marketable Securities also include investments in municipal bonds carried by EGL, which are carried at fair value, with changes in fair value recorded in Other Revenues on the Consolidated Statement of Operations.

Marketable Securities transactions are recorded as of the trade date.

Financial Instruments Owned and Pledged as Collateral at Fair Value – The Company's Financial Instruments Owned and Pledged as Collateral at Fair Value consist principally of foreign government obligations, which are recorded on a trade-date basis and are stated at quoted market values. Related gains and losses are reflected in Other Revenue on the Consolidated Statements of Operations. The Company pledges the Financial Instruments Owned and Pledged as Collateral at Fair Value to collateralize certain financing arrangements, which permits the counterparty to pledge the securities.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement. These transactions are carried at the amounts at which the related securities will be subsequently resold or repurchased, plus accrued interest payable or receivable. As the maturities on these transactions are short-term in nature (i.e. generally mature on the next business day) and the underlying securities are debt instruments of the Mexican Governments or its agencies, their carrying amounts approximate fair value. The Company periodically assesses the collectability or credit quality related to securities purchased under agreements to resell; as of December 31, 2010, the Company believes it maintains a sufficient level of cash or collateral, as described in Note 8.

Investments – The Company's investments include investments in private equity partnerships, the Company's equity interests in Evercore Pan-Asset Capital Management ("Pan") and G5, which are accounted for under the equity method of accounting.

Private Equity – The investments of private equity funds consist primarily of investments in marketable and non-marketable securities of the Portfolio Companies. The underlying investments held by the private equity funds are valued based on quoted market prices or estimated fair value if there is no public market. The Company determines fair value of non-marketable securities by giving consideration to a range of factors, including but not limited to, market conditions, operating performance (current and projected) and subsequent financing transactions. Due to the inherent uncertainty in the valuation of these non-marketable securities, estimated values may materially differ from the values that would have been used had a ready market existed for these investments. Investments in publicly-traded securities held by the private equity funds are valued using quoted market prices. The Company recognizes its allocable share of the changes in fair value of the private equity funds' underlying investments as realized and unrealized gains (losses) within Investment Management Revenue in the Consolidated Statements of Operations.

Pan and G5 – The Company's equity interests in Pan and G5 include its share of the income (losses) within Income (Loss) from Equity Method Investments, as a component of Income Before Income Taxes, on the Consolidated Statements of Operations.

The Company assesses its Equity Method Investments annually for impairment.

Goodwill and Intangible Assets – Goodwill and Intangible Assets are tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company assesses whether any goodwill recorded by its applicable reporting unit is impaired by comparing the fair value of each business with its respective carrying amount. For businesses acquired, contingent consideration is recognized and measured at fair value as of the acquisition date and at subsequent reporting periods.

Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable as prescribed by ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets".

The Company tests goodwill for impairment at the reporting unit level. In determining the fair value for each reporting unit, the Company utilizes either a market multiple approach or a discounted cash flow methodology based on the adjusted cash flows from operations. The market multiple approach includes applying the average earnings multiples of comparable public companies for their respective reporting segment multiplied by the forecasted earnings of the respective reporting unit to yield an estimate of fair value. The discounted cash flow methodology begins with the forecasted adjusted cash flows from each of the reporting units and uses a discount rate that reflects the weighted average costs of capital adjusted for the risks inherent in the future cash flows.

Compensation and Benefits – Compensation includes salaries, bonuses (discretionary awards and guaranteed amounts), severance, deferred cash and stock-based compensation. Cash bonuses are accrued over the respective service periods to which they relate and deferred cash and share-based bonuses are expensed prospectively over their requisite service period.

Share-Based Payments –The Company accounts for share-based payments in accordance with ASC 718, *"Share-Based Payment"* ("ASC 718") and the impact on the Company's Consolidated Statements of Financial Condition and Statements of Operations is discussed in Note 17.

Compensation expense recognized pursuant to stock-based awards is based on the grant date fair value of the award. The fair value (as measured on the grant date) of awards that vest from one to five years ("Service-based Awards") is amortized over the vesting periods or requisite service periods as required under ASC 718, however, the vesting of some Service-based Awards will accelerate upon the occurrence of certain events. The requisite service period for retirement eligible employees is the period from grant date or, where applicable, the retirement notification date, to the retirement eligible date, if shorter than the vesting period. For the purposes of calculating diluted net income per share attributable to Evercore Partners Inc. common shareholders, unvested Service-based Awards are included in the diluted weighted average shares of Class A common stock outstanding using the treasury stock method. Once vested, restricted stock units ("RSUs") and restricted stock are included in the basic and diluted weighted average shares of Class A common stock outstanding. Expense relating to RSUs and restricted stock is charged to Employee Compensation and Benefits within the Consolidated Statements of Operations. For a discussion of Event-based Awards, see Note 17.

Foreign Currency Translation – Foreign currency assets and liabilities have been translated at rates of exchange prevailing at the end of the periods presented. Income and expenses transacted in foreign currency have been translated at average monthly exchange rates during the period. Translation gains and losses are included in the foreign currency translation adjustment as a component of Accumulated Other Comprehensive Income (Loss) in the Consolidated Statement of Changes in Equity. Exchange gains and losses arising from translating intercompany balances of a long-term investment nature are recorded in the foreign currency translation account while transactional exchange gains and losses are included in Other Revenue on the Consolidated Statements of Operations.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Income Taxes –The Company accounts for income taxes in accordance with ASC 740, *"Accounting for Income Taxes"* ("ASC 740"), which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities, as disclosed in Note 20.

Deferred income taxes reflect the net tax effects of temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected on the Company's Consolidated Statements of Financial Condition as deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

On January 1, 2007, the Company adopted an interpretation of ASC 740, *"Accounting for Uncertainty in Income Taxes-An Interpretation of ASC 740"*. ASC 740 provides a benefit recognition model with a two-step approach consisting of "more-likely-than-not" recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. ASC 740 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. See Note 20 for disclosure in regard to the impact of the adoption of ASC 740 on the Company's consolidated financial statements.

Note 3 – Recent Accounting Pronouncements

ASU 2010-28 – In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-28, *"When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"* ("ASU 2010-28"). ASU 2010-28 provides amendments to ASC No. 350 *"Intangibles- Goodwill and Other"*, modifying Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 and early adoption is not permitted. The Company is currently assessing the impact of the adoption of this update on the Company's financial condition, results of operations and cash flows.

ASU 2010-29 – In December 2010, the FASB issued ASU No. 2010-29, *"Disclosure of Supplementary Pro Forma Information for Business Combinations"* ("ASU 2010-29"). ASU 2010-29 provides amendments to ASC No. 805 *"Business Combinations"*, which specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosure under ASC No. 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company is currently assessing the impact of the adoption of this update on the Company's financial condition, results of operations and cash flows.

ASU 2010-20 – In July 2010, the FASB issued ASU No. 2010-20, "*Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*" ("ASU 2010-20"). This ASU amends ASC 310 by requiring more robust and disaggregated disclosure about the credit quality of an entity's financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users' understanding of (1) the nature of an entity's credit risk associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The adoption of ASU 2010-20 did not have a material impact on the Company's financial condition, results of operations and cash flows, or disclosures thereto.

Note 4 – Business Changes and Developments

Year Ended December 31, 2010

Atalanta Sosnoff Capital, LLC – In May 2010, the Company purchased an interest in Atalanta Sosnoff, representing a 49% economic interest, for a cash purchase price of $68,992. Following the consummation of the transaction, the remainder of Atalanta Sosnoff's economic interests, which includes management's profits interest, is owned by the senior management of Atalanta Sosnoff. The senior management of Atalanta Sosnoff retains interests comprised of Series A-2 Capital Interests, Series B Capital Interests and Series C Profits Interests, which represents 5.5%, 19.6% and 25.9%, respectively, for a 51% economic interest. The Company owns Series A-1 Capital Interests, which represents a 49% economic interest. The Series C interest is a profits interest; accordingly, the Company is required to account for this interest as a compensation arrangement. Excluding the Series C interest, the Company's equity interest in Atalanta Sosnoff is 66%. Atalanta Sosnoff was purchased to expand the Company's asset management capabilities. Atalanta Sosnoff manages assets for institutional, high net-worth and broker-advised clients, and is focused on managing large-cap U.S. equity and balanced accounts. The Company consolidates the financial results of Atalanta Sosnoff based on provisions in the Operating Agreement which give the Company the majority vote in the Management Committee of Atalanta Sosnoff, which is the governing committee with decision making power over Atalanta Sosnoff's operations. The Management Committee of Atalanta Sosnoff controls the operations of Atalanta Sosnoff, including actions such as the appointment and termination of key management members of Atalanta Sosnoff, the approval of Atalanta Sosnoff's budget as well as any material expenditure outside of its budget, the launch of new products or material changes in the pricing of existing products, and entering or exiting lines of business. Responsibility for day-to-day operations is vested with the management of Atalanta Sosnoff, including managing client relationships and making discretionary investment decisions. The senior management of Atalanta Sosnoff, through a supermajority vote of the Management Committee, retains customary protective rights over specified matters that may arise outside of the ordinary course of business and/or where the probability of occurrence is remote.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

The purchase price of the acquisition has been allocated to the assets acquired and liabilities assumed using the fair values as determined by management as of the acquisition date. The computation of goodwill was based on its fair value at May 28, 2010, as presented below.

Purchase Price:	
Cash Paid	$ 68,992
Fair Value of Contingent Consideration	14,037
Fair Value of Consideration Transferred	83,029
Fair Value of Noncontrolling Interest	42,381
Total Fair Value of Purchase Price	125,410
Fair Value of Assets Acquired and Liabilities Assumed:	
Cash and Cash Equivalents	1,410
Accounts Receivable	7,034
Investments	9
Prepaid Expenses	321
Fixed Assets	114
Intangible Assets	43,280
Accounts Payable and Accrued Expenses	(668)
Accrued Compensation and Benefits	(6,278)
Income Taxes Payable	(21)
Identifiable Net Assets	45,201
Goodwill Resulting from Business Combination	$ 80,209

In conjunction with the acquisition, the Company recognized accounts receivable with a gross value of $7,034, which approximates fair value. The goodwill reflects the replacement cost of an assembled workforce associated with personal reputations, relationships and business specific knowledge, as well as the value of expected synergies and premiums paid by the Company and inherent in the value of the noncontrolling interest holders.

The Purchase Agreement provided for earn-out consideration to the sellers of $14,700 if Atalanta Sosnoff's earnings before interest, taxes, depreciation and amortization ("EBITDA") exceed $19,500 for 2010. The sellers received a pro-rata portion of the $14,700 if Atalanta Sosnoff's EBITDA exceeded $17,000, but did not exceed $19,500. The earn-out consideration was payable 50% in cash and 50% in restricted shares of Evercore Class A common stock. In December 2010, the majority of the earn-out consideration was paid, with 20% of the cash portion to be paid upon successful completion of an audit in 2011. The fair value of the remaining contingent payment was $1,470 as of December 31, 2010.

In connection with the acquisition of Atalanta Sosnoff, the Company recorded intangible assets of $39,700, $1,800 and $1,780 relating to Client Relationships, Trademarks and Non-Compete/Non-Solicit Agreements, respectively. Management views client relationships as the primary intangible assets of Atalanta Sosnoff, as management believes the client relationships are stable and recurring. The intangible assets were valued at the date of acquisition at their fair value as determined by management. The intangible assets are generally amortized over estimated useful lives ranging from four to 15 years. The Company recognized $3,632 of amortization expense related to these intangible assets for the year ended December 31, 2010.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Goodwill and intangible assets recognized as a result of this acquisition are included in the Investment Management Segment.

The Company's consolidated results include revenue and pre-tax income of $27,079 and $5,264, respectively, for the year ended December 31, 2010, from Atalanta Sosnoff.

Morse, Williams and Company, Inc. – In May 2010, the Company, through Evercore Wealth Management ("EWM"), acquired Morse Williams, a registered investment advisor that provides separate management services for tax-exempt institutions and taxable clients. The terms of the acquisition include stock-based initial consideration of $1,350 and contingent consideration based on future investment fees earned. The fair value of the earn-out consideration was $627 as of December 31, 2010. The transaction resulted in goodwill of $848 and intangible assets relating to Client Relationships of $1,130, recognized in the Investment Management Segment. The Client Relationships are being amortized over 9 years. Amortization expense related to these intangibles was $84 for the year ended December 31, 2010.

MJC Associates – In April 2010, the Company entered into an agreement to acquire MJC Associates, a commercial real estate advisory boutique. The terms of the acquisition include $2,000 of cash payable at the closing, $1,000 of cash payable on each of the three anniversary dates of the closing and $3,000 of restricted stock, which is contingently issuable based on minimum future revenues. The transaction was consummated on July 8, 2010. The fair value of the earn-out consideration was $5,282 as of December 31, 2010. The transaction resulted in goodwill of $6,183 and intangible assets relating to Client Relationships of $940 and Non-compete agreements of $135, recognized in the Investment Banking Segment. The Client Relationships and Non-compete agreements are being amortized over five months and five years, respectively. Amortization expense related to these intangibles was $954 for the year ended December 31, 2010.

If the acquisitions of Atalanta Sosnoff, Morse Williams and MJC Associates were effective as of January 1, 2009, the operating results of the Company, on a pro forma basis, would have been:

	For the Years Ended December 31,	
	2010	2009
	(Unaudited)	
Net Revenues	$399,668	$351,578
Pre-tax Income	$ 36,625	$ 22,417
Net Income (Loss) Attributable to Evercore Partners Inc.	$ 8,985	$ (1,604)
Diluted Net Income (Loss) Per Share Available to Evercore Partners Inc.	$ 0.39	$ (0.10)

Private Funds Group of Neuberger Berman – In February 2010, the Company acquired assets of PFG for initial consideration of $1,000 and contingent consideration based on future revenues earned. The Company's commitment to pay earn-out consideration is based on varied percentages of future fees earned over the 18 month period following the acquisition. The fair value of the earn-out consideration was $1,653 as of December 31, 2010. The transaction resulted in goodwill of $990 and intangible assets relating to Acquired Mandates and Client Relationships of $1,810 and $2,300, respectively, recognized in the Investment Banking Segment. The Acquired Mandates and Client Relationships are being amortized over four years and seven years, respectively. Amortization expense related to these intangibles was $664 for the year ended December 31, 2010.

The seller did not maintain U.S. GAAP basis financial statements for PFG. The Company is unable to independently substantiate the significant assumptions that must be made in order to compile U.S. GAAP basis

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

financial statements for prior periods from what was provided by the seller. As a result, the Company believes it is impracticable to disclose pro forma financial information.

Trilantic Capital Partners – In February 2010, the Company announced the formation of a strategic alliance to pursue private equity investment opportunities for Trilantic Capital Partners' ("Trilantic") current fund and to collaborate on the future growth of Trilantic's business. See Note 15 for further discussion.

G5 Holdings S.A. – In October 2010, the Company acquired a 50% interest in G5. The terms of the investment includes initial consideration of $10,319 in restricted shares of Evercore Class A common stock and $10,867 in cash plus contingent consideration based on multiples of G5's net income over the years 2010 through 2014. The contingent consideration will be paid 50% in cash and 50% in Evercore Class A restricted shares. The Company maintains half of the seats on G5's board of directors. The Company does not maintain the unilateral ability to control significant operational or corporate governance matters of G5 and the founders of G5 have certain protective and participating rights which include the ability to block certain corporate actions relating to liquidation or sale of any material assets, approval of any material transaction outside of the ordinary course of business and approval of the annual budget and compensation arrangements. This transaction was therefore accounted for as an equity method investment.

Year Ended December 31, 2009

SFS – On May 1, 2009, the Company announced the formation of ETC in conjunction with the consummation of its acquisition of a controlling interest of 86% in Bank of America's Special Fiduciary Services Division ("SFS") for $8,196. The remaining 14% is owned by the management and directors of ETC. SFS's business is conducted through ETC, which focuses on providing specialized investment management, independent fiduciary and trustee services to employee benefit plans of large corporations, consistent with the services provided by the historical SFS business. In addition, ETC provides personal trustee, executor and custody services for EWM. SFS was acquired to expand the Company's Wealth Management and Institutional businesses.

The purchase price of the acquisition has been allocated to the assets acquired and liabilities assumed using the fair values as determined by management as of the acquisition date. The computation of goodwill was based on its fair value at May 1, 2009, as presented below.

Purchase Price:	
Cash Paid	$ 8,196
Fair Value of Contingent Consideration	1,896
Fair Value of Consideration Transferred	10,092
Fair Value of Non-controlling Interest	1,643
Total Fair Value of Purchase Price	11,735
Fair Value of Assets Acquired and Liabilities Assumed:	
Accounts Receivable	2,450
Intangible Assets	2,300
Accounts Payable	(1,025)
Deferred Revenue	(499)
Identifiable Net Assets	3,226
Goodwill Resulting from Business Combination	$ 8,509

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

In conjunction with the acquisition, the Company recognized accounts receivable with a gross value of $2,450, which approximated fair value, all of which were expected to be collected. The goodwill reflects the replacement cost of an assembled workforce associated with personal reputations, relationships and business specific knowledge, as well as the value of expected synergies and premiums paid by the Company and the noncontrolling interest holders.

The Company had a commitment to pay earn-out consideration equal to $1,000 for each twelve month period ending June 30, 2010, 2011 and 2012, contingent upon the annualized gross revenues of ETC exceeding $16,750, $17,100 and $18,200, respectively. At the end of the earn-out period, in the event that less than $3,000 is paid or payable and total annualized gross revenues for the twelve month periods ending June 30, 2010, 2011 and 2012 exceed $49,500, the Company would be required to pay an amount equal to $3,000, less amounts already payable and paid pursuant to the earn-out. The holders of the noncontrolling interest of ETC will make a payment to the Company for their pro-rata portion of any future earn-out. No payments were made as of December 31, 2010. The fair value of the earn-out consideration was $2,197 and $2,031 as of December 31, 2010 and 2009, respectively.

In connection with the SFS acquisition, the Company recorded an intangible asset of $2,300 relating to client relationships. Management views customer relationships as the primary intangible asset of SFS, as management believes the customer relationships are stable and recurring. The intangible asset was valued at the date of acquisition at its fair value, as determined by management and is being amortized over an estimated useful life of seven years. The Company recognized $328 and $219 of amortization expense related to this intangible asset for the years ended December 31, 2010 and 2009, respectively.

Goodwill and intangible assets recognized as a result of the acquisition of SFS are included in the Investment Management Segment.

The seller did not maintain U.S. GAAP basis financial statements for SFS. The Company is unable to independently substantiate the significant assumptions that must be made in order to compile U.S. GAAP basis financial statements for prior periods from what was provided by the seller. As a result, the Company believes it is impracticable to disclose pro forma financial information. The Company's consolidated results include revenue from ETC of $18,947 and $9,594 for the years ended December 31, 2010 and 2009, respectively, and pre-tax income from ETC of $5,241 and $668 for the years ended December 31, 2010 and 2009, respectively.

ETC, whose business is limited to fiduciary activities, is regulated by the Office of the Comptroller of the Currency ("OCC") and is a member bank of the Federal Reserve System. The Company, Evercore LP and ETC are subject to written agreements with the OCC that, among other things, require the Company and Evercore LP to (1) maintain at least $5,000 in Tier 1 capital in ETC (or such other amount as the OCC may require), (2) maintain liquid assets in ETC in an amount at least equal to the greater of $3,500 or 90 days coverage of ETC's operating expenses and (3) provide at least $10,000 of certain collateral held in a segregated account at a third-party depository institution. The $10,000 is included in Assets Segregated for Bank Regulatory Requirements on the Consolidated Statements of Financial Condition. The Company was in compliance with the aforementioned agreements as of December 31, 2010.

EAM – On April 1, 2009, the Company invested an additional $2,000 in EAM, increasing its ownership to 51%. As a result, the Company consolidated its investment in EAM effective April 1, 2009. As part of this agreement, EAM has released the Company from all non-compete arrangements. The transaction resulted in goodwill and intangible assets of $6,266 and $1,300, respectively, recognized in the Investment Management

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Segment. The intangible asset is being amortized over 10 years. The Company recognized $128 and $97 of amortization expense related to this intangible asset for the years ended December 31, 2010 and 2009, respectively.

Goodwill and Intangible Assets

Goodwill associated with the Company's acquisitions is as follows:

	Investment Banking	Investment Management	Total
Balance at December 31, 2009	$34,989	$14,775	$ 49,764
Acquisitions	7,173	81,057	88,230
Foreign Currency Translation	1,037	—	1,037
Balance at December 31, 2010	$43,199	$95,832	$139,031

Intangible assets associated with the Company's acquisitions are as follows:

	December 31, 2010					
	Gross Carrying Amount			Accumulated Amortization		
	Investment Banking	Investment Management	Total	Investment Banking	Investment Management	Total
Client Relationships	$11,242	$44,430	$55,672	$7,120	$4,212	$11,332
Professional Licenses	275	—	275	259	—	259
Acquired Mandates	1,810	—	1,810	384	—	384
Non-compete/Non-solicit Agreements	518	1,780	2,298	380	208	588
Other	714	1,800	2,514	703	71	774
Total	$14,559	$48,010	$62,569	$8,846	$4,491	$13,337

	December 31, 2009					
	Gross Carrying Amount			Accumulated Amortization		
	Investment Banking	Investment Management	Total	Investment Banking	Investment Management	Total
Client Relationships	$8,448	$3,600	$12,048	$4,553	$318	$4,871
Professional Licenses	290	—	290	202	—	202
Non-compete/Non-solicit Agreements	404	—	404	290	—	290
Other	756	—	756	558	—	558
Total	$9,898	$3,600	$13,498	$5,603	$318	$5,921

Expense associated with the amortization of intangible assets was $7,669, $2,192 and $1,882 for the years ended December 31, 2010, 2009 and 2008, respectively.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Based on the intangible assets above, as of December 31, 2010, annual amortization of intangibles for each of the next five years is as follows:

2011	$9,079
2012	$8,844
2013	$7,618
2014	$5,324
2015	$3,669

For the year ended December 31, 2010, the Company concluded that there was no impairment of Goodwill or Intangible Assets.

Note 5 – Special Charges and Acquisition and Transition Costs

Special Charges

The Company recorded noncash Special Charges of $20,129 for the year ended December 31, 2009 related to the cancellation of 738 unvested employee RSUs and 250 unvested LP Units, as well as costs associated with the U.S. Private Equity restructuring and other cost management initiatives.

The Company recorded Special Charges of $4,132 for the year ended December 31, 2008, which included charges in connection with the write-off of certain capitalized costs associated with Evercore Capital Partners capital raising, charges related to accelerated share-based vesting associated with the retirement of the Company's former Co- Chief Executive Officer and employee severance and other costs related to the closing of the Los Angeles office. The write-off of capitalized costs were expensed in 2008 when the Company cancelled its activities to raise a new private equity fund; these costs would have been recoverable by the Company if a new private equity fund had been raised. The charges related to the accelerated share-based vesting were accounted for as a Type I (i.e., Probable to Probable) modification under ASC 718. The employee severance and other costs relating to the closing of the Los Angeles office were recognized during 2008 when the Company began and completed its reorganization of the U.S. Private Equity operations, which included termination of employees and a loss incurred on the subletting of the Los Angeles office space.

The expensing of these specific charges in 2009 and 2008 had the effect of reducing operating expenses in future periods. Generally, the equity-based awards are expensed over four years. The operating lease for the Los Angeles office space had an aggregate annual remaining commitment of approximately $420 over the three years following the office closing.

Acquisition and Transition Costs

The Company has recognized $3,399, $712 and $1,596 for the years ended December 31, 2010, 2009 and 2008, respectively, as Acquisition and Transition Costs incurred in connection with recent acquisitions and other ongoing business development initiatives. These costs are primarily comprised of professional fees for legal and other services.

Note 6 – Related Parties

The Company remits payment for expenses on behalf of the private equity funds and is reimbursed accordingly. For the years ended December 31, 2010, 2009 and 2008, the Company disbursed $1,301, $1,313 and $1,645, respectively, on behalf of these entities.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Investment Management Revenue includes income from related parties earned from the Company's private equity funds for portfolio company fees, management fees, expense reimbursements and realized and unrealized gains and losses of private equity fund investments. Total Investment Management revenues from related parties amounted to $8,346, $5,031 and $11,202 for the years ended December 31, 2010, 2009 and 2008 respectively.

Receivable from Employees and Related Parties on the Consolidated Statements of Financial Condition consisted of the following at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Advances to Employees	$1,994	$3,494
Personal Expenses Paid on Behalf of Employees and Related Parties	240	17
Reimbursable Expenses Due From Portfolio Companies of the Company's Private Equity Funds	485	675
Reimbursable Expenses Relating to the Private Equity Funds	746	1,049
Receivable from Employees and Related Parties	$3,465	$5,235

Payable to Employees and Related Parties on the Consolidated Statements of Financial Condition consisted of the following at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Board of Director Fees	$ 205	$ 175
Amounts Due Pursuant to Tax Receivable Agreements (a)	3,976	2,571
Payable to Employees and Related Parties	$4,181	$2,746

(a) Relates to the current portion of the Member exchange of Evercore LP partnership units for common shares of the Company. The long-term portion of $97,427 and $67,687 is disclosed in Amounts Due Pursuant to Tax Receivable Agreements on the Consolidated Statements of Financial Condition at December 31, 2010 and 2009, respectively.

Note 7 – Marketable Securities

The amortized cost and estimated fair value of the Company's Marketable Securities as of December 31, 2010 and 2009 are as follows:

	December 31, 2010				December 31, 2009			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale								
Debt Securities:								
Corporate Bonds	$ 7,126	$ 45	$—	$ 7,171	$ 97,921	$3,311	$ 9	$101,223
Municipal Bonds	16,910	107	15	17,002	28,399	72	6	28,465
Other Debt Securities	1,000	—	—	1,000	4,455	15	—	4,470
Seed Capital Investments	14,112	2,250	25	16,337	4,948	2,066	105	6,909
Total Available-for-Sale	39,148	2,402	40	41,510	135,723	5,464	120	141,067
Debt Securities Carried by EGL	50,837	501	18	51,320	—	—	—	—
Total	$89,985	$2,903	$ 58	$92,830	$135,723	$5,464	$120	$141,067

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Scheduled maturities of the Company's available-for-sale debt securities as of December 31, 2010 and 2009 are as follows:

	December 31, 2010		December 31, 2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$17,183	$17,265	$ 49,726	$ 50,077
Due after one year through five years	7,853	7,908	81,049	84,081
Total	$25,036	$25,173	$130,775	$134,158

Since the Company has the ability and intent to hold available-for-sale securities until a recovery of fair value is equal to an amount approximating its amortized cost, which may be at maturity, and has not incurred credit losses on its securities, it does not consider such unrealized loss positions to be other-than-temporarily impaired at December 31, 2010.

Debt Securities

The Company invests in corporate and municipal bonds, which are classified as available-for-sale securities within Marketable Securities on the Consolidated Statements of Financial Condition. The Company had realized gains of $3,450 and $641 for the years ended December 31, 2010 and 2009, respectively.

Seed Capital Investments

Seed Capital Investments include equity securities and their equivalents, which include debt securities with a fair value of $214 at December 31, 2009, all with maturities of greater than 10 years. The Company incurred $1,653 of realized gains for the year ended December 31, 2010. During the first quarter of 2009, the Company assessed its treasury and investment activities including the Seed Capital Investments managed by EAM and, as a result, the Company transferred these securities from trading to available-for-sale. Accordingly, these securities are stated at quoted market value with unrealized gains and losses, which have occurred since the date of transfer, included in Accumulated Other Comprehensive Income and realized gains and losses included in earnings. Prior to the transfer, the Company incurred $758 of realized and unrealized losses on Seed Capital Investments during 2009. Subsequent to the transfer, the Company incurred $1,103 of realized gains for the year ended December 31, 2009. The Company incurred $4,317 of realized and unrealized losses for the year ended December 31, 2008.

Debt Securities Carried by EGL

During the first quarter of 2010, EGL began to invest in a fixed income portfolio consisting primarily of municipal bonds. These securities are carried at fair value, with changes in fair value recorded in Other Revenues on the Consolidated Statement of Operations, as required by the accounting for broker-dealers in securities. The Company had $481 of net unrealized gains for the year ended December 31, 2010.

Note 8 – Financial Instruments Owned and Pledged as Collateral at Fair Value, Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company, through PCB, enters into repurchase agreements with clients seeking overnight money market returns whereby PCB transfers to the clients Mexican government securities in exchange for cash and

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

concurrently agrees to repurchase the securities at a future date for an amount equal to the cash exchanged plus a stipulated premium or interest factor. PCB deploys the cash received from, and acquires the securities deliverable to, clients under these repurchase arrangements by purchasing securities in the open market, which the Company reflects as Financial Instruments Owned and Pledged as Collateral at Fair Value on the Consolidated Statements of Financial Condition, or by entering into reverse repurchase agreements with unrelated third parties. The Company accounts for these repurchase and reverse repurchase agreements as collateralized financing transactions, which are carried at their contract amounts, which approximate fair value given that the contracts generally mature the following business day. The Company records a liability on its Consolidated Statements of Financial Condition in relation to repurchase transactions executed with clients as Securities Sold Under Agreements to Repurchase. The Company records as assets on its Consolidated Statements of Financial Condition, Financial Instruments Owned and Pledged as Collateral at Fair Value (where the Company has acquired the securities deliverable to clients under these repurchase arrangements by purchasing securities in the open market) and Securities Purchased Under Agreements to Resell (where the Company has acquired the securities deliverable to clients under these repurchase agreements by entering into reverse repurchase agreements with unrelated third parties). These Mexican government securities have an estimated average time to maturity of approximately 2.6 years, as of December 31, 2010, and are pledged as collateral against repurchase agreements, which are collateralized financing agreements. Generally, collateral is posted equal to the contract value at inception and is subject to market changes. These repurchase agreements are primarily with institutional customer accounts managed by PCB and permit the counterparty to pledge the securities.

As of December 31, 2010 and 2009, a summary of the Company's assets, liabilities and collateral received or pledged related to these transactions is as follows:

	December 31, 2010		December 31, 2009	
	Asset (Liability) Balance	Market Value of Collateral Received or (Pledged)	Asset (Liability) Balance	Market Value of Collateral Received or (Pledged)
Assets				
Financial Instruments Owned and Pledged as Collateral at Fair Value	$ 52,217		$ 122,618	
Securities Purchased Under Agreements to Resell	126,401	$ 126,386	184,118	$ 183,957
Total Assets	$ 178,618		$ 306,736	
Liabilities				
Securities Sold Under Agreements to Repurchase	$(178,683)	$(178,603)	$(306,894)	$(306,576)

Note 9 – Investments

The Company's investments reported on the Consolidated Statements of Financial Condition consist of investments in private equity partnerships and other investments in unconsolidated affiliated companies. The Company's investments are relatively high-risk and illiquid assets. Realized and unrealized gains and losses on our private equity investments are included within Investment Management Revenue. The Company's share of earnings (losses) on our investments in Pan and G5 are included within Income (Loss) from Equity Method Investments on the Consolidated Statements of Operations.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Investments in Private Equity

The Company's investments in private equity partnerships include investments in Evercore Capital Partners II L.P. and its affiliated entities ("ECP II"), Discovery Americas I, L.P. (the "Discovery Fund"), Evercore Mexico Capital Partners II, CSI Capital, L.P. ("CSI Capital") and Trilantic. Portfolio holdings of the private equity funds are carried at fair value. Accordingly, the Company reflects its pro rata share of the unrealized gains and losses occurring from changes in fair value. Additionally, the Company reflects its pro rata share of realized gains, losses and carried interest associated with any investment realizations.

The Company has concluded that EP II L.L.C., the general partner of ECP II, is a VIE pursuant to ASC 810 (formerly FIN 46(R)). The Company owns 8%-9% of the carried interest earned by the general partner of ECP II. The Company's assessment of the design of EP II L.L.C. resulted in the determination that the Company is not acting as an agent for other members of the general partner and is a passive holder of interests in the fund, evidenced by the fact that the Company is a non-voting, non-managing member of the general partner and accordingly, has no authority in directing the management operations of the general partner. Furthermore, the Company will not absorb the majority of the expected losses or receive a majority of the expected residual returns, should they occur. Accordingly, the Company has concluded that it is not the primary beneficiary of EP II L.L.C.

As a result of its investment in CITIC Securities International Partners, LTD ("CSIP"), during 2010, the Company made an investment of $3,164 in CSI Capital, a China focused fund affiliated with CSIP, representing approximately 58% of the Company's existing commitment to CSI Capital.

A summary of the Company's investment in the private equity funds as of December 31, 2010 and 2009 is as follows:

	December 31, 2010	December 31, 2009
ECP II	$ 4,856	$ 6,220
Discovery Americas I, L.P.	2,734	2,603
EMCP II	7,580	4,409
CSI Capital	3,361	—
Trilantic	559	—
Total Private Equity Funds	$19,090	$13,232

Net realized and unrealized gains (losses) on private equity fund investments, including incentive fees, were $2,148, ($5,179) and $1,664 for years ended December 31, 2010, 2009 and 2008, respectively. In the event the fund performs poorly, the Company may be obligated to repay certain carried interest previously distributed. As of December 31, 2010, the Company had $2,701 of previously received carried interest that may be subject to repayment.

Trilantic

During the first quarter of 2010, the Company made an equity method investment in Trilantic. This investment had a balance of $15,840 as of December 31, 2010.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Equity Method Investments

A summary of the Company's other equity investments as of December 31, 2010 and 2009 is as follows:

	December 31, 2010	December 31, 2009
Pan	$ 2,939	$4,099
G5	21,498	—
Total Other Equity Investments	$24,437	$4,099

Pan

In 2008, the Company made an equity method investment of $4,158 in Pan and maintains a 50% interest at December 31, 2010. This investment resulted in losses of $621, $1,406 and $371 for the years ended December 31, 2010, 2009 and 2008, respectively.

G5

During the fourth quarter of 2010, the Company made an equity method investment in G5. This investment resulted in a gain of $64 for the year ended December 31, 2010. See Note 4 for a further discussion.

Cost Basis Investments

In 2009, the Company invested $1,250 in CSIP in exchange for a 5% noncontrolling interest in the entity. CSIP and the Company focus on providing leading independent investment M&A advisory and investment management service, effecting transactions between China and other international markets. This investment is accounted for on the cost basis.

Note 10 – Fair Value Measurements

The Company adopted ASC 820, as of January 1, 2008, which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. The adoption did not have a material impact on the results of the Company. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price for these investments, even in situations where Evercore holds a large position and a sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the categorization of investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	December 31, 2010			
	Level I	Level II	Level III	Total
Corporate Bonds, Municipal Bonds and Other Debt Securities(1)	$ —	$ 89,931	$—	$ 89,931
Seed Capital Investments	15,588	749	—	16,337
Financial Instruments Owned and Pledged as Collateral at Fair Value	52,217	—	—	52,217
Total Assets Measured At Fair Value	$ 67,805	$ 90,680	$—	$158,485

	December 31, 2009			
	Level I	Level II	Level III	Total
Corporate Bonds, Municipal Bonds and Other Debt Securities	$ —	$134,158	$—	$134,158
Seed Capital Investments	6,695	214	—	6,909
Financial Instruments Owned and Pledged as Collateral at Fair Value	122,618	—	—	122,618
Total Assets Measured At Fair Value	$129,313	$134,372	$—	$263,685

(1) Includes $13,438 of municipal bonds classified within Cash and Cash Equivalents on the Consolidated Statement of Financial Condition as of December 31, 2010.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company had no transfers between fair value levels during the twelve months ended December 31, 2010.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Note 11 – Furniture, Equipment and Leasehold Improvements

Furniture, Equipment and Leasehold Improvements consisted of the following:

	December 31,	
	2010	2009
Furniture and Office Equipment	$ 5,877	$ 3,814
Leasehold Improvements	13,995	7,673
Computer and Computer-related Equipment	6,353	5,477
Total	26,225	16,964
Less: Accumulated Depreciation and Amortization	(11,302)	(8,747)
Furniture, Equipment and Leasehold Improvements, Net	$ 14,923	$ 8,217

Depreciation and amortization expense for Furniture, Equipment and Leasehold Improvements totaled $2,408, $2,325 and $2,307 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 12 – Issuance of Notes Payable and Warrants

On August 21, 2008, the Company entered into a Purchase Agreement with Mizuho Corporate Bank, Ltd. ("Mizuho") pursuant to which Mizuho purchased from the Company $120,000 of Senior Notes and warrants to purchase 5,455 shares of Evercore Class A common stock at $22.00 per share (the "Warrants") expiring in 2020. Based on their relative fair value at issuance, plus accretion, the Senior Notes and Warrants were reflected in Notes Payable and Additional Paid-In-Capital on the Consolidated Statement of Financial Condition. The Senior Notes have an effective yield of 7.94%. At December 31, 2010, the fair value of the Company's Senior Notes exceeded their aggregate carrying value by approximately $20,000. The fair value of the Company's Senior Notes was estimated based on a present value analysis utilizing aggregate market yields for similar financial instruments.

The holder of the Senior Notes may require the Company to purchase, for cash, all or any portion of the holder's Senior Notes upon a change of control of the Company for a price equal to the aggregate accreted amount of such Senior Notes, (the "Accreted Amount"), plus accrued and unpaid interest. Senior Notes held by Mizuho will be redeemable at the Accreted Amount at the option of the Company at any time within 90 days following the date on which Mizuho notifies the Company that it is terminating their strategic alliance agreement ("Strategic Alliance Agreement"). Senior Notes held by any other holder than Mizuho will be redeemable at the Accreted Amount (plus accrued and unpaid interest) at the option of the Company at any time beginning on the third anniversary of the closing of the Senior Notes and Warrants. In the event of a default under the indenture, the trustee or holders of 33 1/3% of the Senior Notes may declare that the Accreted Amount is immediately due and payable.

Pursuant to the agreement, Mizuho may not transfer the Senior Notes or Warrants until August 16, 2012 or, if the Strategic Alliance Agreement is terminated, the later of one year following such termination and the third anniversary of the closing of the purchase of the Senior Notes and Warrants. The Company has a right of first offer on any proposed transfer by Mizuho of the Warrants, Common Stock purchased in the open market or acquired by exercise of the Warrants and associated Common Stock issued as dividends.

The exercise price for the Warrants is payable, at the option of the holder of the Warrants, either in cash or by tender of Senior Notes at the Accreted Amount, at any point in time.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

As of December 31, 2010, the future payments required on the Senior Notes, including principal and interest were as follows:

2011	$ 6,240
2012	6,240
2013	6,240
2014	6,240
2015	6,240
Thereafter	151,200
Total	$182,400

Note 13 – Employee Benefit Plans

Defined Contribution Retirement Plan – The Company, through a subsidiary, provides certain retirement benefits to employees through a qualified retirement plan. The Evercore Partners Services East L.L.C. Retirement Plan (the "Plan") is a defined contribution plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code. It also includes a discretionary profit sharing feature. The Plan was formed on February 1, 1996 and subsequently amended. The Plan year ends on December 31 of each year. The Company, at its sole discretion, determines the amount, if any, of profit to be contributed to the Plan.

The Company made no contributions for the years ended December 31, 2010, 2009 and 2008.

Evercore Europe Defined Contribution Benefit Plan – Evercore Europe established the Evercore Partners Limited Group Personal Pension Plan (the "Evercore Europe Plan"), a defined contribution benefit plan, in November 2006 for Evercore Europe employees. The Evercore Europe Plan has a salary deferral feature as permitted under existing tax guidelines for HM Customs and Revenue, the Inland Revenue Service in the United Kingdom. Evercore Europe employees must elect to participate in the plan, and Evercore Europe has a minimum annualized contribution of 15% to 50% of an employee's salary for all employees who participate, depending on the respective employee's level within the Company.

Evercore Europe employees are also eligible to contribute up to 10% of their salary to the Evercore Europe Plan. Under the terms of the Evercore Europe Plan, if an employee contributes a minimum of 7.5% to 10% of their salary to the plan, Evercore Europe must make a matching contribution of 5% to 10% of the employee's salary depending on the employee's level within the company.

The Company made contributions to the Evercore Europe Plan for the years ended December 31, 2010, 2009 and 2008 totaling $1,496, $1,317 and $1,494, respectively.

Note 14 – Evercore Partners Inc. Stockholders' Equity

Offerings – During 2010, the Company had an offering of 2,954 shares of Class A common stock, resulting in an increase to Common Stock and Additional Paid-In-Capital of $29 and $77,573, respectively, on the Company's Consolidated Statement of Financial Condition as of December 31, 2010. The Company also had an offering of 3,722 shares of Class A common stock during 2009, resulting in an increase to Common Stock and Additional Paid-In-Capital of $37 and $70,084, respectively, on the Company's Consolidated Statement of Financial Condition as of December 31, 2009. The Company used all of the proceeds from these offerings to purchase from certain holders, including members of the Company's senior management, a number of outstanding LP Units that was equal to the number of newly-issued shares of Class A common stock sold by the

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Company in the offering. These purchases resulted in a decrease to Additional Paid-In-Capital of $69,828 and $65,439 on the Company's Consolidated Statements of Financial Condition as of December 31, 2010 and 2009, respectively. See Note 15 for the impact of these transactions on Noncontrolling Interest.

Additionally, the above transactions resulted in an increase in the tax basis of the tangible and intangible assets of Evercore LP, which triggered an additional liability under the tax receivable agreement that was entered into in 2006 between the Company and the LP Unit holders. The agreement provides for a payment to the LP Unit holders of 85% of the cash tax savings (if any), resulting from the increased tax benefits from the exchange and for the Company to retain 15% of such benefits. Accordingly, Deferred Tax Assets – Non-Current, Amounts Due Pursuant to Tax Receivable Agreements and Additional Paid-In-Capital increased $36,959, $31,415 and $5,544, respectively, on the Company's Consolidated Statement of Financial Condition as of December 31, 2010 and Deferred Tax Assets – Current, Deferred Tax Assets – Non-Current, Amounts Due Pursuant to Tax Receivable Agreements and Additional Paid-In-Capital increased $903, $36,851, $32,090 and $5,664, respectively, on the Company's Consolidated Statement of Financial Condition as of December 31, 2009. See Note 18 for estimated future payments related to the tax receivable agreement.

Dividends – The Company's Board of Directors declared on January 31, 2011, a quarterly cash dividend of $0.18 per share, to the holders of Class A common stock as of February 25, 2011, which will be paid on March 11, 2011. During the year ended December 31, 2010, the Company declared and paid dividends of $0.63 per share, totaling $12,358. During the year ended December 31, 2009, the Company declared and paid dividends of $0.51 per share, totaling $8,217. See Note 17 for information related to the Company's dividend equivalent units.

Treasury Stock – During 2010, the Company purchased 436 Class A common shares from employees at market values ranging from $23.31 to $36.97 per share for the net settlement of stock-based compensation awards and 850 Class A common shares at market values ranging from $23.72 to $30.00 per share pursuant to the Company's share repurchase program. The result of these purchases was an increase in Treasury Stock of $35,053 on the Company's Consolidated Statement of Financial Condition as of December 31, 2010. During 2010, the Company issued 582 Class A common shares from treasury stock in conjunction with the Company's acquisitions and investments. The result of these issuances was a decrease in Treasury stock of $13,271 on the Company's Consolidated Statement of Financial Condition as of December 31, 2010. During 2009, the Company purchased 255 Class A common shares from employees at market values ranging from $11.16 to $30.53 per share for the net settlement of stock-based compensation awards. The Company also purchased 56 shares pursuant to the Company's share repurchase program at market values ranging from $10.32 to $12.38 per share. The result of these repurchases was an increase in Treasury Stock of $4,706 on the Company's Consolidated Statement of Financial Condition as of December 31, 2009.

LP Units – During 2010, 77 LP Units were gifted by employees to various charities and exchanged for Class A common shares, resulting in an increase to Common Stock and Additional Paid-In-Capital of $1 and $554, respectively, on the Company's Consolidated Statement of Financial Condition as of December 31, 2010. During 2009, 189 LP Units were gifted by employees to various charities and exchanged for Class A common shares, resulting in an increase to Common Stock and Additional Paid-In-Capital of $2 and $299, respectively, on the Company's Consolidated Statement of Financial Condition as of December 31, 2009. See "Offerings" above for additional LP Unit transactions.

The above transactions also resulted in a step-up in the tax basis of the assets of Evercore LP, which increased both Deferred Tax Assets – Non-Current and Additional Paid-In-Capital by $4,668 and $2,289 on the Company's Consolidated Statement of Financial Condition as of December 31, 2010 and 2009, respectively.

In April 2010, the Company purchased 71 LP Units from a noncontrolling interest holder for $2,325.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Accumulated Other Comprehensive Income (Loss) – As of December 31, 2010, Accumulated Other Comprehensive Income (Loss) on the Company's Consolidated Statement of Financial Condition includes accumulated Unrealized Gain (Loss) on Marketable Securities, net and Foreign Currency Translation Adjustment of ($64) and ($4,129), respectively.

Note 15 – Noncontrolling Interest

Noncontrolling Interest recorded in the consolidated financial statements of the Company relates to a 33% interest in Evercore LP, a 28% interest in PCB, a 35% interest in EWM, a 49% interest in EAM, a 34% equity interest in Atalanta Sosnoff, a 29% interest in Institutional Equities and a 14% interest in ETC, not owned by the Company at December 31, 2010. The Atalanta Sosnoff interest excludes the Series C Profits Interest, which has been reflected in Employee Compensation and Benefits Expense on the Consolidated Statements of Operations. The Noncontrolling Interest for Evercore LP, EWM, Atalanta Sosnoff, Institutional Equities and ETC have rights, in certain circumstances, to convert into Class A common shares.

Changes in Noncontrolling Interest for the years ended December 31, 2010, 2009 and 2008 were as follows:

	For the Years Ended December 31,		
	2010	2009	2008
Beginning balance	$ 29,361	$ 15,978	$ 46,699
Comprehensive income			
Operating income (loss)	8,851	1,816	(4,850)
Other comprehensive income (loss)	(754)	4,546	(10,190)
Total comprehensive income (loss)	8,097	6,362	(15,040)
Other items			
Evercore LP Units Purchased or Converted into Class A Common Stock	(9,834)	(5,623)	(671)
Issuance and sale of LP Units	—	15,000	—
Amortization and Vesting of LP Units	20,059	8,552	—
Distributions to Noncontrolling Interests – Evercore LP Limited Partners	(19,513)	(19,741)	(16,578)
Fair value of noncontrolling interest in EAM	—	5,068	—
Fair value of noncontrolling interest in ETC	—	2,704	—
Fair value of noncontrolling interest in AS	33,139	—	—
Issuance of noncontrolling interest in IE	4,381	—	—
Other	852	1,061	1,568
Total other items	29,084	7,021	(15,681)
Ending balance	$ 66,542	$ 29,361	$ 15,978

In February 2010, the Company issued 500 LP Units in exchange for a minority economic interest in Trilantic. At December 31, 2014, at the option of the holder, these LP Units are exchangeable on a one-for-one basis for Class A common stock of the Company or may be redeemed for cash of $16,500. This transaction resulted in Redeemable Noncontrolling Interest on the Consolidated Statements of Financial Condition of $16,090, representing the fair value of the LP Units exchanged at the date of issuance. This value is being accreted to the minimum redemption value of $16,500 over the five-year period ended December 31, 2014. Accretion was $74 for the year ended December 31, 2010.

In conjunction with the Company's purchase agreement with Atalanta Sosnoff, the Company issued a management member of Atalanta Sosnoff certain capital interests in Atalanta Sosnoff, which are redeemable for

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

cash, at their fair value, at the earlier of the first anniversary of the purchase transaction or upon death, permanent disability, termination of services without cause or resignation. Accordingly, these capital interests have been reflected at their fair value of $9,242 within Redeemable Noncontrolling Interest on the Consolidated Statements of Financial Condition at December 31, 2010.

Note 16 – Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders

The calculations of basic and diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders for the years ended December 31, 2010, 2009 and 2008 are described and presented below.

	For the Years Ended December 31,		
	2010	2009	2008
Basic Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders			
Numerator:			
Net income (loss) attributable to Evercore Partners Inc.	$ 8,954	$ (1,570)	$ (4,713)
Associated accretion of redemption price of noncontrolling interest in Trilantic (See Note 15)	(74)	—	—
Net income (loss) attributable to Evercore Partners Inc. common shareholders	$ 8,880	$ (1,570)	$ (4,713)
Denominator:			
Weighted average shares of Class A common stock outstanding, including vested restricted stock units ("RSUs")	19,655	15,545	13,072
Basic Net Income (Loss) Per Share Attributable to Evercore Partners Inc. common shareholders	$ 0.45	$ (0.10)	$ (0.36)
Diluted Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders			
Numerator:			
Net income (loss) attributable to Evercore Partners Inc. common shareholders	$ 8,880	$ (1,570)	$ (4,713)
Add (deduct)—dilutive effect of:			
Noncontrolling Interest related to the assumed exchange of Evercore LP partnership units for Class A common shares	(a)	(a)	(a)
Associated corporate taxes related to the assumed elimination of Noncontrolling Interest described above	(a)	(a)	(a)
Associated Interest Expense pursuant to conversion of Warrants Issued	(b)	(b)	(b)
Diluted Net Income (Loss) Available for Class A common shareholders	$ 8,880	$ (1,570)	$ (4,713)
Denominator:			
Weighted average shares of Class A common stock outstanding, including vested RSUs	19,655	15,545	13,072
Add—dilutive effect of:			
Assumed exchange of LP Units for Class A common shares	(a)	(a)	(a)
Additional shares of the Company's common stock assumed to be issued pursuant to non-vested restricted stock and RSUs, as calculated using the Treasury Stock	1,892	(c)	(c)
Assumed conversion of Warrants issued	1,421	(b)	(b)
Diluted weighted average shares of Class A common stock outstanding	22,968	15,545	13,072
Diluted Net Income (Loss) Per Share Attributable to Evercore Partners Inc. common shareholders	$ 0.39	$ (0.10)	$ (0.36)

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

(a) During the years ended December 31, 2010, 2009 and 2008, the LP Units (which represent the right to receive shares of Class A common stock upon exchange) were antidilutive and consequently the effect of their exchange into shares of Class A common stock has been excluded from the calculation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders. The units that would have been included in the computation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders if the effect would have been dilutive were 13,724, 14,467 and 15,134 for the years ended December 31, 2010, 2009 and 2008, respectively.

(b) For the years ended December 31, 2009 and 2008, the Warrants were antidilutive and consequently the additional shares have been excluded from the calculation of diluted net income per share attributable to Evercore Partners Inc. common shareholders. The additional shares that would have been included in the computation of diluted net income per share attributable to Evercore Partners Inc. common shareholders if the effect would have been dilutive were 5,455 for the years ended December 31, 2009 and 2008, reduced for the impact of the Treasury Stock Method, if applicable. ASC 260, *"Earnings per Share,"* requires that the dilutive effect of warrants with multiple conversion alternatives be determined based on the alternative which is most advantageous to the holder of the exchangeable Senior Notes and Warrants. This will generally occur when the market value of the Company's stock exceeds the exercise price of the Warrants, requiring dilution to be determined using the Treasury Stock Method. In certain limited circumstances the dilutive effect of conversion would be calculated using the If-Converted Method.

(c) During the years ended December 31, 2009 and 2008, the additional shares of the Company's common stock assumed to be issued pursuant to non-vested restricted stock and RSUs as calculated using the Treasury Stock Method were antidilutive and consequently the additional shares have been excluded from the calculation of diluted net loss per share attributable to Evercore Partners Inc. common shareholders. The additional shares that would have been included in the computation of diluted net loss per share attributable to Evercore Partners Inc. common shareholders if the effect would have been dilutive were 1,877 and 216 for the years ended December 31, 2009 and 2008, respectively. Antidilution is the result of the Company having a loss for the years ended December 31, 2009 and 2008.

The shares of Class B common stock have no right to receive dividends or a distribution on liquidation or winding up of Evercore Partners Inc. The shares of Class B common stock do not share in the earnings of Evercore Partners Inc. and no earnings are allocable to such class. Accordingly, basic and diluted net income (loss) per share of Class B common stock have not been presented.

Note 17 – Stock-Based Compensation

2006 Stock Incentive Plan

In 2006 the Company's stockholders and board of directors adopted the Evercore Partners Inc. 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan permits the Company to grant to key employees, directors and consultants incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, RSUs and other awards based on the Company's Class A common stock. The total number of shares of Class A common stock which may be issued under the 2006 Plan is 20,000 and the Company intends to use newly-issued shares of Class A common stock to satisfy any awards under the 2006 Plan. Shares of Class A common stock underlying any award granted under the 2006 Plan that expire, terminate or are cancelled or satisfied for any reason without being settled in stock again become available for awards under the 2006 Plan. The total shares available to be granted in the future under the 2006 Plan were 9,549 and 10,665 as of December 31, 2010 and 2009, respectively.

Each of the Company's four outside directors at the date of the IPO received a one-time award of 2 RSUs upon their initial appointment to the Board. These RSUs were issued pursuant to the 2006 Plan, vested in 2008 and were amortized into compensation expense, over two years.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

During 2009, the Company began granting dividend equivalents, in the form of unvested RSU awards, concurrently with the payment of dividends to the holders of Class A common stock, on all unvested RSU grants awarded in conjunction with annual bonuses. The dividend equivalents have the same vesting and delivery terms as the underlying RSU award.

The Company also recorded Special Charges of $20,129 in 2009 related to the cancellation of 988 unvested RSUs and LP Units and a $2,741 charge in Employee Compensation and Benefits on the Company's Consolidated Statements of Operations for the accelerated vesting of 311 RSUs. See Note 5 for a further discussion.

LP Units

At the time of the Company's formation and IPO, collectively referred to as the reorganization ("Reorganization"), Members and certain trusts benefiting certain of their families received 13,548 vested and 9,589 unvested LP Units. The LP Units are exchangeable into Class A common stock of the Company on a one-for-one basis once vested.

During 2009, in conjunction with the Second Amended and Restated Limited Partnership Agreement of Evercore LP, the event-based vesting terms for unvested partnership units, and certain other awards, that would have been triggered if two of the three Evercore founders did not continue to be employed by or serve as a director of Evercore Partners Inc. or its affiliates or if the founders and certain associated entities ceased to beneficially own a specified percentage of their Evercore equity were deleted and replaced with more traditional time-based vesting provisions. The unvested partnership units now vest ratably on December 31, 2011, 2012 and 2013 so long as the equity holder remains employed with Evercore Partners Inc., Evercore LP or their affiliates on such dates. The Company is expensing the fair value of the awards, prospectively, over the service period. Compensation expense related to the amortization of these partnership units was $20,060 and $8,552 for the years ended December 31, 2010 and 2009, respectively.

Event-based Awards

Pursuant to the 2006 Plan, the Company granted to the Company's employees 2,286 RSUs ("Event-based Awards"), which are convertible into Class A common stock on a one-for-one basis once vested. 1,198 of these Event-based Awards have since fully vested and, as a result, the Company recorded compensation expense equal to the value of these fully-vested awards. The remaining unvested Event-based Awards vest upon the earliest to occur of the following events:

- when the founding members ("Founding Members") and chairman of Protego, and trusts benefiting their families and permitted transferees, collectively, cease to beneficially own at least 50% of the aggregate LP Units owned by them at the time of the Reorganization;
- a change of control of the Company; or
- two of the Founding Members and the chairman of Protego are not employed by, or do not serve as a director of, Evercore Partners Inc. or one of its affiliates within a 10-year period following the IPO.

In addition, 100% of a Member's unvested Event-based Awards will vest if such Member dies or becomes disabled while employed by the Company.

Mr. Beutner, one of the Founding Members, retired from the Company in 2008. Management has assessed the impact of Mr. Beutner's retirement on Event-based Awards vesting events discussed above and has

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

concluded that no such condition has become probable at this time. Management has concluded that, at December 31, 2010, the disassociation of Mr. Altman or Mr. Aspe with the Company within 10 years subsequent to the IPO date is not probable. Further, there are not any stated changes in the intentions of either Mr. Altman or Mr. Aspe to terminate their employment or current roles and functions with the Company. Accordingly, management has concluded, at December 31, 2010, it is not probable that the conditions relating to the vesting of unvested Event-based Awards will be achieved or satisfied.

Equity Grants

The Company grants new and existing employees RSUs and restricted stock. Certain of these awards vest upon the same terms as Event-based Awards and certain of these awards are Service-based Awards.

2010 Equity Grants. During 2010, pursuant to the 2006 Plan, the Company granted employees 1,474 RSUs that are Service-based Awards. Service-based Awards granted during 2010 had grant date fair values of $23.31 to $35.79 per share. During 2010, 1,457 Service-based Awards and 2 Event-based Awards vested, and 32 Service-based Awards were forfeited, excluding the below agreement, and 50 Event-based Awards were forfeited. Compensation expense related to all grants of stock-based awards including compensation expense related to the amortization of the LP Units was $55,445 for the year ended December 31, 2010.

In September 2010, one of the Company's executives substantially ceased providing active service with the Company. In conjunction with this change in role, the executive has agreed to release all right, title and interest to 275 unvested RSUs, with a grant date fair value of $3,226, since his service condition with the Company, as was contemplated at the time the RSUs were granted, will not be fulfilled. As a result of the executive's significant change in role, this transaction was accounted for as a forfeiture and previously accrued compensation expense of $352 related to the unvested RSUs was reversed in the third quarter of 2010.

During 2010, the Company amended the terms of a Service-based Award with respect to 97 RSUs. Due to this amendment, $2,686 was reclassified from Additional Paid-In-Capital to Other Current Liabilities on the Consolidated Statement of Financial Condition.

2009 Equity Grants. During 2009, pursuant to the 2006 Plan, excluding RSUs granted in conjunction with the appointment of the President and Chief Executive Officer, the Company granted employees 2,663 RSUs that are Service-based Awards. Certain of these awards also contain performance criteria. Service-based awards granted in 2009 had grant date fair values of $11.73 to $33.52 per share. During 2009, no Event-based Awards vested. Compensation expense related to all grants of Service-based Awards, excluding RSUs granted in conjunction with the appointment of the President and Chief Executive Officer, compensation expense related to the amortization of the partnership units and the below forfeitures was $26,958 for the year ended December 31, 2009.

During 2009, in accordance with and pursuant to the terms of the 2006 Plan, 900 RSUs were granted in conjunction with the appointment of the President and Chief Executive Officer of the Company. The vesting of these RSUs is contingent on the achievement of certain market conditions subject to continuous employment of the President and Chief Executive Officer of the Company through the fifth anniversary of his appointment (or if prior to the fifth anniversary, employment is terminated by the Company without cause or by the President and Chief Executive Officer for good reason or due to his death or disability). The RSUs are segregated into five groups of 180 RSUs each with share price threshold vesting conditions which are required to exceed a certain level for 20 consecutive trading days. The Company utilized an outside service provider to assist it in determining the fair value of each award and is expensing each award ratably over the implied service period

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

represented by the five year service requirement. The Company maintained full responsibility for the valuation. As the awards contain market-based conditions, the entire expense will be recognized if the award does not vest for any reason other than the service conditions. During 2009, 540 RSUs satisfied their market condition. Compensation expense related to this award was $1,120 for the year ended December 31, 2009.

During 2009, the Company issued Performance-based equity awards having a grant date fair value of $538. The delivery of such awards is conditioned on the satisfaction of certain vesting and performance requirements outlined in the award agreements. Management has concluded that at the current time it is not probable that the conditions relating to the vesting of unvested Performance-based awards will be achieved or satisfied.

2008 Equity Grants. During 2008, pursuant to the 2006 Plan, the Company granted employees 441 LP Units and 60 RSUs that are Event-based Awards and 75 shares of restricted stock and 2,066 RSUs that are Service-based Awards. These awards had grant date fair values of $9.70 to $21.33 per share. During 2008, no Event-based Awards vested. Compensation expense related to all grants of Service-based Awards was $29,380 for the year ended December 31, 2008.

During 2008, the Company issued Performance-based equity awards having a grant date fair value of $1,000. The delivery of such awards was conditioned on the grantee satisfying certain vesting and other performance requirements outlined in the award agreement. During 2009, this award was forfeited.

The following table summarizes activity related to stock-based compensation awards during the year ended December 31, 2010:

	Event-based Awards		Service-based Awards	
	Number of Shares	Grant Date Weighted Average Fair Value	Number of Shares	Grant Date Weighted Average Fair Value
Unvested Balance at January 1, 2010	685	$14,129	9,787	$177,510
Granted	—	—	1,474	42,130
Modified	—	—	(60)	(1,523)
Forfeited	(50)	(1,057)	(307)	(4,002)
Vested	(2)	(38)	(1,457)	(27,345)
Unvested Balance at December 31, 2010	633	$13,034	9,437	$186,770

As of December 31, 2010, the total compensation cost related to unvested Service-based Awards not yet recognized was $122,482. The ultimate amount of such expense is dependent upon the actual number of Service-based Awards that vest. The Company periodically assesses the forfeiture rates used for such estimates. A change in estimated forfeiture rates would cause the aggregate amount of compensation expense recognized in future periods to differ from the estimated unrecognized compensation expense described herein. The weighted-average period over which this compensation cost is expected to be recognized is 28 months.

The total income tax benefit related to stock-based compensation arrangements recognized in the Company's Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008 was $9,392 and $5,290 and $4,695 respectively.

During the first quarter of 2011, as part of the 2010 bonus awards, the Company granted to certain employees approximately 1.4 million unvested RSUs pursuant to the 2006 Plan and $9.2 million of deferred cash awards. These awards vest over four years.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Note 18 – Commitments and Contingencies

Operating Leases – The Company leases office space under non-cancelable lease agreements, which expire on various dates through 2023. The Company reflects lease expense over the lease terms on a straight-line basis. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation provisions based on certain costs incurred by the landlord. Occupancy and Equipment Rental on the Consolidated Statements of Operations includes occupancy rental expense relating to operating leases of $13,225, $9,156 and $9,308 for the years ended December 31, 2010, 2009 and 2008, respectively.

In conjunction with the lease of office space in New York and San Francisco, the Company has entered into letters of credit in the amounts of approximately $5,000, which are secured by cash which is included in Other Assets on the Company's Consolidated Statements of Financial Condition.

During 2010, in conjunction with agreements to lease additional office space and the Company's acquisition of Atalanta Sosnoff, the Company's annual base rental payments increased approximately $3,800. In conjunction with these leases, the Company entered into irrevocable letters of credit of approximately $600.

The Company has entered into various operating leases for the use of certain office equipment. Rental expense for office equipment totaled $593, $511 and $303 for the years ended December 31, 2010, 2009 and 2008, respectively. Rental expense for office equipment is included in Occupancy and Equipment Rental on the Consolidated Statements of Operations.

As of December 31, 2010, the approximate aggregate minimum future payments required on the operating leases are as follows:

2011	$ 17,568
2012	16,392
2013	15,775
2014	15,011
2015	13,602
Thereafter	97,298
Total	$175,646

Capital Leases – The Company has entered into various capital leases for office equipment. As of December 31, 2010, the leases had an aggregate outstanding balance of $79. Interest expense on capital leases for the years ended December 31, 2010, 2009 and 2008 was $4, $7 and $2, respectively.

The Company's net investment in these leases, which is included in Furniture, Equipment and Leasehold Improvements, Net, as of December 31, 2010 and 2009, was as follows:

	December 31,	
	2010	2009
Capitalized Office Equipment Leases	$ 628	$ 634
Accumulated Depreciation	(550)	(503)
Net Investment	$ 78	$ 131

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

As of December 31, 2010, the approximate aggregate minimum future payments required on the capital leases are as follows:

2011	$ 52
2012	14
2013	13
2014	—
2015	—
Total Future Minimum Lease Payments	79
Less Interest Discount	(4)
Total Present Value of Future Minimum Lease Payments	75
Less Current Portion	(52)
Long-term Portion	$ 23

Other Commitments – As of December 31, 2010, the Company has unfunded commitments for capital contributions of $8,069 to the private equity funds. These commitments will be funded as required through the end of each private equity fund's investment period, subject to certain conditions. Such commitments are satisfied in cash and are generally required to be made as investment opportunities are consummated by the private equity funds.

In addition, during 2010, the Company entered into contracts which have one to three year terms and aggregate minimum annual payments and cancellation fees of approximately $500 and $820, respectively.

PCB maintains a line of credit with BBVA Bancomer to fund its trading activities on an intra-day and overnight basis. The intra-day facility is approximately $8,100 and secured with trading securities. No interest is charged on the intra-day facility. The overnight facility is charged the Inter-Bank Balance Interest Rate plus 10 basis points and is secured with trading securities. There have been no significant draw downs on PCB's line of credit since August 10, 2006. The line of credit is renewable annually.

During 2009, the Company committed an additional $1,250 to CSIP that is callable on demand by CSIP's Board of Directors.

As a result of the offerings of common stock which occurred during 2010 and 2009, the Amounts Due Pursuant to Tax Receivable Agreements increased to $97,427. As of December 31, 2010, the Company estimates the contractual obligations related to the Tax Receivable Agreements to be $101,158. The Company expects to pay to the counterparties to the Tax Receivable Agreement $3,983 within one year or less, $15,219 in one to three years, $16,912 in three to five years and $65,044 after five years.

On February 11, 2010, the Company announced the formation of a strategic alliance to pursue private equity investment opportunities with Trilantic and to collaborate on the future growth of Trilantic's business. Under terms of the agreement, the Company issued 500 restricted share equivalents with a minimum redemption value of $16,500 on December 31, 2014 in exchange for a minority economic interest in Trilantic and an interest in Trilantic's current fund, Trilantic Global Fund IV. The Company also will commit 2.5% of the total capital commitments of Trilantic's next private equity fund when it is raised, up to $50,000.

Pursuant to the agreement related to the Institutional Equities business, the Company is committed to maintain at least $50,000 of Member's equity in EGL as measured in accordance with U.S. GAAP.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

During 2008, the Company committed to purchase preferred equity of Pan. The equity may be drawn down over the next three years, subject to the Company's Board's approval. As of December 31, 2010, the Company had $5,600 of remaining commitment to Pan.

The Company also has commitments related to its redeemable noncontrolling interests. See Note 15 for further information.

See Note 4 for the Company's commitments related to the earn-out consideration for acquisitions.

Legal

In the normal course of business, from time to time the Company and its affiliates may be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company and its affiliates have been named as a defendant in civil litigation matters involving present or former clients or competitors. In addition, Mexican, United Kingdom and United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material adverse impact on the Company's financial position, results of operations or cash flows. Legal reserves are established in accordance with ASC 450, "*Accounting for Contingencies*" when warranted. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Note 19 – Regulatory Authorities

EGL is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 as amended (the "Exchange Act"). Rule 15c3-1 requires the maintenance of net capital, as defined, which shall be the greater of $100 or 6⅔% of aggregate indebtedness, as defined. EGL's regulatory net capital as of December 31, 2010 and 2009 was $62,583 and $75,025, respectively, which exceeded the minimum net capital requirement by $60,738 and $74,028, respectively. Certain other non-U.S. subsidiaries are subject to various securities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. These subsidiaries have consistently operated in excess of their local capital adequacy requirements.

ETC, which is limited to fiduciary activities, is regulated by the OCC and is a member bank of the Federal Reserve System. The Company, Evercore LP and ETC are subject to written agreements with the OCC that, among other things, require the Company and Evercore LP to (1) maintain at least $5,000 in Tier 1 capital in ETC (or such other amount as the OCC may require), (2) maintain liquid assets in ETC in an amount at least equal to the greater of $3,500 or 90 days coverage of ETC's operating expenses and (3) provide at least $10,000 of certain collateral held in a segregated account at a third-party depository institution. The collateral is included

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

in Assets Segregated for Bank Regulatory Requirements on the Consolidated Statements of Financial Condition. The Company was in compliance with the aforementioned agreements for 2010.

Note 20 – Income Taxes

Prior to August 10, 2006, the Company had not been subject to U.S. federal income tax, but had been subject to the New York City UBT and New York City general corporate tax on its U.S. earnings, and certain non-income tax fees in other jurisdictions where the Company had registered offices and conducted business. As a result of the Reorganization, the operating business entities of the Company were restructured and a portion of the Company's income is subject to U.S. federal, state, local and foreign income taxes and is taxed at the prevailing corporate tax rates. Taxes Payable as of December 31, 2010 and 2009, were $404 and $0, respectively.

The following table presents the U.S. and non-U.S. components of Income (Loss) before income tax expense:

	For the Years Ended December 31,		
	2010	2009	2008
U.S.	$29,277	$ 34,871	$ 5,071
Non-U.S.	(4,443)	(16,909)	(9,605)
Income (Loss) before Income Tax Expense(a)	$24,834	$ 17,962	$(4,534)

(a) Net of Noncontrolling Interest.

The components of the provision for income taxes reflected on the Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008 consist of:

	For the Years Ended December 31,		
	2010	2009	2008
Current:			
Federal	$ 9,203	$ 7,647	$ 3,425
Foreign	931	1,460	(2,297)
State and Local	2,847	4,574	1,832
Total Current	12,981	13,681	2,960
Deferred:			
Federal	3,083	2,160	(1,555)
Foreign	(340)	2,999	(272)
State and Local	156	692	(954)
Total Deferred	2,899	5,851	(2,781)
Total	$15,880	$19,532	$ 179

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate for the years ended December 31, 2010, 2009 and 2008 is as follows:

	For the Years Ended December 31,		
	2010	2009	2008
Reconciliation of Federal Statutory Tax Rates			
U.S. Statutory Tax Rate	35.0%	35.0%	35.0%
Increase (Decrease) Due to State and Local Taxes	7.5%	23.4%	(13.6)%
Rate Benefits as a Limited Liability Company/Flow Through	(9.9)%	(17.4)%	(19.8)%
Foreign Taxes	1.0%	(15.1)%	19.2%
Non-Deductible Expenses(1)	13.1%	32.0%	(11.2)%
Valuation Allowances	0.8%	38.0%	(9.1)%
Other Adjustments	(0.3)%	2.9%	(2.4)%
Effective Income Tax Rate	47.2%	98.8%	(1.9)%

(1) Primarily related to non-deductible share-based compensation expense.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Statements of Financial Condition. These temporary differences result in taxable or deductible amounts in future years. Details of the Company's deferred tax assets and liabilities as of December 31, 2010 and 2009 were as follows:

	December 31,	
	2010	2009
Current Deferred Tax Assets:		
Step up in tax basis due to the exchange of Evercore LP Partnership Units for Shares of Class A Common Stock	$ 5,092	$ 3,841
Total Current Deferred Tax Asset	$ 5,092	$ 3,841
Long-term Deferred Tax Assets:		
Depreciation and Amortization	$ 5,793	$ 4,308
Compensation and Benefits	28,631	20,896
Step up in tax basis due to the exchange of Evercore LP Partnership Units for Shares of Class A Common Stock	110,228	76,630
Other	8,056	6,818
Total Long-term Deferred Tax Assets	$152,708	$108,652
Long-term Deferred Tax Liabilities:		
Goodwill and Investments	$ 9,994	$ 6,904
Total Long-term Deferred Tax Liabilities	$ 9,994	$ 6,904
Net Long-term Deferred Tax Assets Before Valuation Allowance	$142,714	$101,748
Valuation Allowance	(8,553)	(8,358)
Net Long-term Deferred Tax Assets	$134,161	$ 93,390

The increase in net deferred tax assets, before valuation allowance, from December 31, 2009 to December 31, 2010 was primarily attributable to an increase in the tax basis of the tangible and intangible assets

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

of Evercore LP, which resulted from the 2010 offering of Class A common stock and Members gifting LP units to various charities. During 2010, the Company had an offering of 2,954 shares of Class A common stock. This transaction resulted in an increase in the tax basis of the tangible and intangible assets of Evercore LP, which triggered an additional liability under the tax receivable agreement that was entered into in 2006 between the Company and the LP Unit holders. The agreement provides for a payment to the LP Unit holders of 85% of the cash tax savings (if any), resulting from the increased tax benefits from the exchange and for the Company to retain 15% of such benefits. Accordingly, Deferred Tax Assets – Non-Current, Amounts Due Pursuant to Tax Receivable Agreements and Additional Paid-In-Capital increased $36,959, $31,415 and $5,544, respectively, on the Company's Consolidated Statement of Financial Condition as of December 31, 2010. See Note 14 for further discussion.

Additionally, the increase in net deferred tax assets, before valuation allowance, from December 31, 2009 to December 31, 2010 was also attributable to a $7,735 increase in compensation deductions for financial reporting purposes associated with the amortization of RSU awards during the period and $1,485 related to the depreciation of fixed assets and amortization of intangible assets and start-up costs associated with the ETC, Braveheart and Protego acquisitions.

The Company recorded an increase (decrease) in deferred tax assets of $419 and ($1,716) associated with changes in Accumulated Comprehensive Income (Loss) for the years ended December 31, 2010 and 2009, respectively.

In 2010 and 2009, the Company concluded that the recoverability of its deferred tax assets in certain of its foreign subsidiaries was not more-likely-than-not to be recoverable, as required by ASC 740. As a result of the assessment, the Company concluded that the net deferred tax assets of these foreign subsidiaries required a full valuation allowance. With respect to net operating loss carry-forwards associated with the foreign subsidiaries, a valuation allowance of $8,553 has been established to fully offset the associated deferred tax assets, consisting of $197 and $7,506 reported in the 2010 and 2009 periods, respectively. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

The Company's net operating loss and tax credit carryforwards primarily relate to carryforwards of $21,953 and $3,421 in the U.K. and Mexico at December 31, 2010 and 2009, respectively, which may be carried forward indefinitely in the U.K. and until 2017 in Mexico, subject to various limitations.

A reconciliation of the changes in tax positions for the years ended December 31, 2010, 2009 and 2008 are as follows:

	December 31,		
	2010	2009	2008
Beginning unrecognized tax benefit	$2,728	$1,717	$2,535
Additions for tax positions of prior years	—	1,011	—
Reductions for tax positions of prior years	—	—	(818)
Lapse of Statute of Limitations	(716)	—	—
Ending unrecognized tax benefit	$2,012	$2,728	$1,717

Included in the balance of unrecognized tax benefits at December 31, 2010 and 2009, are $1,981 and $2,683, respectively, of tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Company accrued interest and penalties of $199 and $0, respectively, during 2010 related to the unrecognized tax benefits noted above and, as of December 31, 2010, the Company has recognized a liability for penalties and interest of $561 and $717, respectively. The Company accrued interest and penalties of $298 and $228, respectively, during 2009 related to the unrecognized tax benefits noted above and, as of December 31, 2009, the Company has recognized a liability for penalties and interest of $739 and $939, respectively.

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits recorded at December 31, 2010 will decrease within 12 months by an amount up to $1,154 as a result of the lapse of the statute of limitations in various taxing jurisdictions. The Company does not anticipate a significant change in unrecognized tax positions as a result of the settlement of income tax audits for examining the Company's income tax returns during the next year.

The Company is subject to taxation in the U.S. and various state, local and foreign jurisdictions. The Company's tax years for 2006 to present are subject to examination by the taxing authorities. With a few exceptions, the Company is no longer subject to U.S. federal, state, local or foreign examinations by taxing authorities for years before 2006.

Note 21 – Concentrations of Credit Risk

Financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, foreign government obligations and receivables from clients. The Company has placed its Cash and Cash Equivalents in interest-bearing deposits in U.S. banks and U.S. investment banks that meet certain rating and capital requirements. The Company's foreign subsidiaries maintain Cash and Cash Equivalents in interest bearing accounts at large commercial banking institutions domiciled in their respective countries of operation. Concentrations of credit risk are limited due to the quality of the Company's clients.

Credit Risks

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that it is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

As of December 31, 2010, the Company has securities purchased under agreements to resell of $126,401 for which the Company has received collateral with a fair value of $126,386. Additionally, the Company has securities sold under agreements to repurchase of $178,683 at December 31, 2010, for which the Company has pledged collateral with a fair value of $178,603. To reduce the exposure to concentrations of credit from Securities Purchased Under Agreements to Resell, the Company has established risk management procedures to monitor the exposure. The collateral for the receivables is primarily secured by Mexican government bonds and the Company monitors the collateral pledged under these agreements against their contract value from inception to maturity date.

Accounts Receivable consists primarily of advisory fees and expense reimbursements billed to clients. Receivables are reported net of any allowance for doubtful accounts. The Company maintains an allowance for bad debts to provide coverage for probable losses from customer receivables and derives the estimate through specific identification for the allowance for doubtful accounts and an assessment of the client's creditworthiness. At December 31, 2010 and 2009 total receivables amounted to $49,625 and $24,560, net of an allowance. The

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Investment Banking and Investment Management receivables collection periods generally are within 90 days of invoice. The collection period for restructuring transactions and private equity fee receivables may exceed 90 days. The Company recorded bad debt expense of approximately $1,008, $444 and $196 in the years ended December 31, 2010, 2009 and 2008, respectively.

With respect to the Company's Marketable Securities portfolio, which is comprised of highly-rated corporate and municipal bonds and Seed Capital Investments, the Company manages its credit risk exposure by limiting concentration risk and maintaining minimum credit quality. As of December 31, 2010, the Company had Marketable Securities of $92,830, of which 82% were corporate and municipal bonds and other debt securities primarily with S&P ratings ranging from AAA to BB+ and 18% were Seed Capital Investments.

Note 22 – Segment Operating Results

Business Segments – The Company's business results are categorized into the following two segments: Investment Banking and Investment Management. Investment Banking includes providing advice on mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. During 2010, the Investment Banking segment (formerly called the Advisory segment) expanded to include services related to securities underwriting, private fund placement services and commissions for agency-based equity trading services and equity research. Investment Management includes advising third-party investors in the Institutional Asset Management, Wealth Management and Private Equity sectors. During the second quarter of 2010, the Investment Management segment expanded to include the acquisitions of Atalanta Sosnoff and Morse Williams.

The Company's segment information for the years ended December 31, 2010, 2009 and 2008 is prepared using the following methodology:

- Revenue, expenses and income (loss) from equity method investments directly associated with each segment are included in determining pre-tax income.
- Expenses not directly associated with specific segments are allocated based on the most relevant measures applicable, including headcount and other factors.
- Segment assets are based on those directly associated with each segment, or for certain assets shared across segments, these assets are allocated based on the most relevant measures applicable, including headcount and other factors.
- Investment gains and losses, interest income and interest expense are allocated between the segments based on the segment in which the underlying asset or liability is held.

Each segment's Operating Expenses include: a) employee compensation and benefits expenses that are incurred directly in support of the segment and b) non-compensation expenses, which include expenses for premises and occupancy, professional fees, travel and entertainment, communications and information services, equipment and indirect support costs (including compensation and other operating expenses related thereto) for administrative services. Such administrative services include, but are not limited to, accounting, tax, legal, facilities management and senior management activities. Other Expenses include amortization costs associated with the modification of unvested LP Units and certain other awards, charges associated with the follow-on offering of the Company's Class A common stock and vesting of certain Event-based Awards, a 2007 severance agreement, deferred consideration pursuant to the Braveheart Sale and Purchase Agreement in 2008, Special Charges in conjunction with the cancellation of employee share-based awards, the U.S. Private Equity restructuring and other ongoing strategic cost management initiatives, Acquisition and Transition Costs incurred

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

in connection with the consummation of the Company's acquisition of SFS and the formation of ETC and amortization of intangibles associated with acquisitions.

The Company evaluates segment results based on net revenue and pre-tax income, both including and excluding the impact of the Other Expenses.

The following information provides a reasonable representation of each segment's contribution.

	For the Years Ended December 31,		
	2010	2009	2008
Investment Banking			
Net Revenues(1)	$301,847	$292,634	$186,628
Operating Expenses	240,312	204,399	157,097
Other Expenses(2)	19,408	17,728	9,336
Operating Income	42,127	70,507	20,195
Income from Equity Method Investments	16	—	—
Pre-Tax Income	$ 42,143	$ 70,507	$ 20,195
Identifiable Segment Assets	$370,329	$377,303	$290,677
Investment Management			
Net Revenues(1)	$ 77,050	$ 21,911	$ 8,398
Operating Expenses	81,186	56,529	31,878
Other Expenses(2)	3,749	14,705	5,728
Operating Income (Loss)	(7,885)	(49,323)	(29,208)
Income (Loss) from Equity Method Investments	(573)	(1,406)	(371)
Pre-Tax Income (Loss)	$ (8,458)	$ (50,729)	$ (29,579)
Identifiable Segment Assets	$527,756	$513,857	$448,263
Total			
Net Revenues(1)	$378,897	$314,545	$195,026
Operating Expenses	321,498	260,928	188,975
Other Expenses(2)	23,157	32,433	15,064
Operating Income	34,242	21,184	(9,013)
Income (Loss) from Equity Method Investments	(557)	(1,406)	(371)
Pre-Tax Income (Loss)	$ 33,685	$ 19,778	$ (9,384)
Identifiable Segment Assets	$898,085	$891,160	$738,940

(1) Net revenues include Other Revenue, net, allocated to the segments as follows:

	For the Years Ended December 31,		
	2010	2009	2008
Investment Banking(A)	$ (84)	$ (677)	$ 5,020
Investment Management(B)	(529)	(1,358)	(1,413)
Total Other Revenue, net	$(613)	$(2,035)	$ 3,607

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

(A) Investment Banking Other Revenue, net, includes interest expense on the Senior Notes of $4,169 and $2,742 for the years ended December 31, 2010 and 2009, respectively.

(B) Investment Management Other Revenue, net, includes interest expense on the Senior Notes of $3,525, $4,853 and $2,554 for the years ended December 31, 2010, 2009 and 2008, respectively.

(2) Other Expenses are as follows:

	For the Years Ended December 31,		
	2010	2009	2008
Investment Banking			
Deferred Consideration Pursuant to the Braveheart Sale and Purchase Agreement	$ —	$ —	$ 7,452
Amortization of LP Units and Certain Other Awards	17,532	7,910	—
Special Charges	—	7,942	—
Intangible Asset Amortization	1,876	1,876	1,884
Total Investment Banking	19,408	17,728	9,336
Investment Management			
Amortization of LP Units and Certain Other Awards	3,289	1,490	—
Special Charges	—	12,187	4,132
Acquisition and Transition Costs	—	712	1,596
Intangible Asset Amortization	460	316	—
Total Investment Management	3,749	14,705	5,728
Total Other Expenses	$23,157	$32,433	$15,064

Geographic Information – The Company manages its business based on the profitability of the enterprise as a whole.

The Company's revenues were derived from clients and private equity funds located in the following geographical areas:

	For the Years Ended December 31,		
	2010	2009	2008
Net Revenues:(1)			
United States	$293,662	$258,209	$140,650
Europe and Other	60,605	36,078	23,410
Latin America	25,243	22,293	27,359
Total	$379,510	$316,580	$191,419

(1) Excludes Other Revenue and Interest Expense.

Substantially all of the Company's long-lived assets reside in the United States.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Note 23 – Evercore Partners Inc. (Parent Company Only) Financial Statements

EVERCORE PARTNERS INC.
(parent company only)

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
ASSETS		
Equity Investment in Subsidiary	$362,888	$337,283
Deferred Tax Asset	134,893	94,928
Other Assets	4,516	3,192
TOTAL ASSETS	$502,297	$435,403
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to Related Party	$ 3,983	$ 2,578
Amounts Due Pursuant to Tax Receivable Agreement	97,427	67,687
Long-term Debt—Notes Payable	98,082	96,618
Other Liabilities	2,106	2,125
TOTAL LIABILITIES	201,598	169,008
Stockholders' Equity		
Common Stock		
Class A, par value $0.01 per share (1,000,000,000 shares authorized, 21,497,691 and 17,155,883 issued at December 31, 2010 and 2009, respectively, and 19,983,646 and 16,346,584 outstanding at December 31, 2010 and 2009, respectively)	215	172
Class B, par value $0.01 per share (1,000,000 shares authorized, 48 and 55 issued and outstanding at December 31, 2010 and 2009, respectively)	—	—
Additional Paid-In-Capital	400,719	339,495
Accumulated Other Comprehensive Income (Loss)	(4,193)	(3,760)
Retained Earnings (Deficit)	(61,504)	(56,756)
Treasury Stock at Cost (1,514,045 and 809,299 shares at December 31, 2010 and 2009, respectively)	(34,538)	(12,756)
TOTAL STOCKHOLDERS' EQUITY	300,699	266,395
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$502,297	$435,403

See notes A to E to parent company only financial statements.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

EVERCORE PARTNERS INC.
(parent company only)

CONDENSED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2010	2009	2008
REVENUES			
Interest Income	$ 7,693	$ 7,594	$ 2,553
TOTAL REVENUES	7,693	7,594	2,553
Interest Expense	7,693	7,594	2,553
NET REVENUES	—	—	—
EXPENSES			
TOTAL EXPENSES	—	—	—
OPERATING INCOME	—	—	—
Equity in Income (Loss) of Subsidiary	20,618	9,212	(3,403)
Provision for Income Taxes	11,664	10,782	1,310
NET INCOME (LOSS)	$ 8,954	$ (1,570)	$(4,713)

See notes A to E to parent company only financial statements.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

EVERCORE PARTNERS INC.
(parent company only)

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	$ 8,954	$ (1,570)	$ (4,713)
Undistributed Income of Subsidiary	(20,618)	(9,729)	3,403
Accretion on Long-term Debt	1,464	1,355	431
(Increase) Decrease in Operating Assets:			
Other Assets	(1,324)	2,138	1,668
Increase (Decrease) in Operating Liabilities:			
Payable to Uncombined Affiliates	—	—	—
Taxes Payable	—	—	—
Notes Payable to Related Parties	—	—	(3,195)
Net Cash Used in Operating Activities	(11,524)	(7,806)	(2,406)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in Subsidiary	23,760	13,263	(94,160)
Net Cash Provided by (Used in) Investing Activities	23,760	13,263	(94,160)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Proceeds from Follow-On Offerings	—	4,683	—
Issuance of Notes Payable and Warrants	—	—	120,000
Proceeds from Equity Offering	77,185	70,761	—
Purchase of Evercore LP Units	(76,763)	(70,761)	—
Debt Issuance Costs	—	—	(1,460)
Foreign Currency Translation	(300)	(446)	(15,565)
Dividends	(12,358)	(8,217)	(6,239)
ASC 740 Adjustment	—	(1,477)	(170)
Net Cash (Used in) Provided by Financing Activities	(12,236)	(5,457)	96,566
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS—Beginning of Year	—	—	—
CASH AND CASH EQUIVALENTS—End of Year	$ —	$ —	$ —

See notes A to E to parent company only financial statements.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

EVERCORE PARTNERS INC.
(parent company only)

NOTES TO CONDENSED FINANCIAL STATEMENTS

Note A – Organization

Evercore Partners Inc. (the "Company") was incorporated as a Delaware corporation on July 21, 2005. The Company did not begin meaningful operations until the reorganization discussed below. Pursuant to a reorganization into a holding company structure, the Company became a holding company and its sole asset is a controlling equity interest in Evercore LP. As the sole general partner of Evercore LP, the Company operates and controls all of the business and affairs of Evercore LP and, through Evercore LP and its subsidiaries, continues to conduct the business now conducted by these subsidiaries.

Note B – Significant Accounting Policies

Basis of Presentation. The Statements of Financial Condition, Operations and Cash Flows have been prepared in accordance with U.S. GAAP.

Equity in Income of Subsidiary. The Equity in Income of Subsidiary represents the Company's share of income from Evercore LP.

Note C – Stockholders' Equity

The Company is authorized to issue 1,000,000 shares of Class A common stock, par value $0.01 per share, and 1,000 shares of Class B common stock, par value $0.01 per share. All shares of Class A common stock and Class B common stock vote together as a single class. At December 31, 2010, the Company has issued 21,498 shares of Class A common stock. The Company cancelled seven shares of Class B common stock in exchange for $1.00, which were held by certain limited partners of Evercore LP during the twelve months ended December 31, 2010. During 2010, the Company purchased 436 Class A common shares from employees at market values ranging from $23.31 to $36.97 per share for the net settlement of stock-based compensation awards and 850 Class A common shares at market values ranging from $23.72 to $30.00 per share pursuant to the Company's share repurchase program. The result of these purchases was an increase in Treasury Stock of $35,053 on the Company's Consolidated Statement of Financial Condition as of December 31, 2010. During 2010, the Company issued 582 Class A common shares from treasury stock in conjunction with the Company's acquisitions and investments. The result of these issuances was a decrease in Treasury Stock of $13,271 on the Company's Consolidated Statement of Financial Condition as of December 31, 2010. During 2010, the Company had an offering of 2,954 shares of Class A common stock. See Note 14 to the consolidated financial statements for a further discussion.

As discussed in Note 17 to the consolidated financial statements, both the LP Units and RSUs are exchangeable into Class A common stock of the Company on a one-for-one basis once vested.

Note D – Issuance of Notes Payable and Warrants

On August 21, 2008, the Company entered into a Purchase Agreement with Mizuho pursuant to which Mizuho purchased from the Company Senior Notes and Warrants expiring 2020. See Note 12 to the consolidated financial statements.

(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

Note E – Commitments and Contingencies

As of December 31, 2010, as discussed in Note 12 to the consolidated financial statements, the Company estimates the contractual obligations related to the Senior Notes to be $182,400. Pursuant to the Senior Notes, we expect to make payments to the notes' holder of $6,240 within one year or less, $12,480 in one to three years, $12,480 in three to five years and $151,200 after five years.

As of December 31, 2010, as discussed in Note 18 to the consolidated financial statements, the Company estimates the contractual obligations related to the Tax Receivable Agreements to be $101,158. The company expects to pay to the counterparties to the Tax Receivable Agreement $3,983 within one year or less, $15,219 in one to three years, $16,912 in three to five years and $65,044 after five years.

EVERCORE PARTNERS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(dollars and share amounts in thousands, except per share amounts, unless otherwise noted)

SUPPLEMENTAL FINANCIAL INFORMATION
(dollars in thousands, except per share data)

Consolidated Quarterly Results of Operations (unaudited)

The following represents the Company's unaudited quarterly results for the years ended December 31, 2010 and 2009. These quarterly results were prepared in accordance with U.S. GAAP and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results.

	For the Three Months Ended			
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Net Revenues	$102,188	$123,718	$ 64,970	$88,021
Total Expenses	93,329	106,022	68,091	77,213
Income (Loss) Before Income (Loss) from Equity Method Investments and Income Taxes	8,859	17,696	(3,121)	10,808
Income (Loss) from Equity Method Investments	(116)	(131)	(130)	(180)
Income (Loss) Before Income Taxes	8,743	17,565	(3,251)	10,628
Provision (Benefit) for Income Taxes	4,372	8,547	(1,698)	4,659
Net Income (Loss)	4,371	9,018	(1,553)	5,969
Net Income (Loss) Attributable to Noncontrolling Interest	1,084	5,488	(1,670)	3,949
Net Income Attributable to Evercore Partners Inc.	$ 3,287	$ 3,530	$ 117	$ 2,020
Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders				
Basic	$ 0.15	$ 0.18	$ 0.01	$ 0.11
Diluted	$ 0.13	$ 0.17	$ —	$ 0.09
Dividends Declared Per Share of Class A Common Stock	$ 0.18	$ 0.15	$ 0.15	$ 0.15

	For the Three Months Ended			
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Net Revenues	$110,002	$ 83,385	$ 71,228	$49,930
Total Expenses	90,200	70,910	83,980	48,271
Income (Loss) Before Income (Loss) from Equity Method Investments and Income Taxes	19,802	12,475	(12,752)	1,659
Income (Loss) from Equity Method Investments	(828)	(189)	(185)	(204)
Income (Loss) Before Income Taxes	18,974	12,286	(12,937)	1,455
Provision for Income Taxes	12,499	4,602	1,373	1,058
Net Income (Loss)	6,475	7,684	(14,310)	397
Net Income (Loss) Attributable to Noncontrolling Interest	4,826	5,051	(8,267)	206
Net Income (Loss) Attributable to Evercore Partners Inc.	$ 1,649	$ 2,633	$ (6,043)	$ 191
Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders				
Basic	$ 0.09	$ 0.16	$ (0.43)	$ 0.01
Diluted	$ 0.07	$ 0.14	$ (0.43)	$ 0.01
Dividends Declared Per Share of Class A Common Stock	$ 0.15	$ 0.12	$ 0.12	$ 0.12

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation and subject to the foregoing, our chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective to accomplish their objectives at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is identified in Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making the assessment, management used the framework in "Internal Control –Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our internal controls over financial reporting were effective as of December 31, 2010.

The Company's independent registered public accounting firm has issued its written attestation report on the Company's internal control over financial reporting, as included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Evercore Partners Inc.:

We have audited the internal control over financial reporting of Evercore Partners Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 9, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

New York, New York
March 9, 2011

Changes in Internal Controls over Financial Reporting

We have not made any changes during the three months ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers set forth under the caption "Election of Directors" and "Executive Officers" in the Proxy Statement is incorporated herein by reference.

The information regarding compliance with Section 16(a) of the Exchange Act set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information regarding our Code of Business Conduct and Ethics, our audit committee and our audit committee financial expert under the caption "Corporate Governance" in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the sections captioned "Compensation of Our Named Executive Officers", "Directors' Compensation" and "Compensation Committee Report" of the Proxy Statement is incorporated herein by reference.

Information regarding compensation committee interlocks under the caption "Corporate Governance – Committees of the Board – Compensation Committee" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance under Equity Compensation Plans at December 31, 2010

	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by shareholders	7,725,939	—	9,541,033
Equity compensation plans not approved by shareholders	—	—	—
Total	7,725,939	—	9,541,033

(1) To date, we have issued RSUs which by their nature have no exercise price.

The information contained in the section captioned "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information contained in the sections captioned "Related Party Transactions and Other Information" and "Corporate Governance-Director Independence" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information regarding our independent registered public accounting firm fees and services in the section captioned "Independent Registered Public Accounting Firm" of the Proxy Statement is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVERCORE PARTNERS INC.

By: /s/ ROBERT B. WALSH

Robert B. Walsh
Chief Financial Officer

March 9, 2011

Each of the officers and directors of Evercore Partners Inc. whose signature appears below, in so signing, also makes, constitutes and appoints each of Ralph Schlosstein, Roger C. Altman, Robert B. Walsh, Adam B. Frankel and Paul Pensa, and each of them, his true and lawful attorneys-in-fact, with full power and substitution, for him in any and all capacities, to execute and cause to be filed with the SEC any and all amendments to the Report on Form 10-K, with exhibits thereto and other documents connected therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the 9th day of March, 2011.

Signature	Title
/s/ RALPH SCHLOSSTEIN **Ralph Schlosstein**	Chief Executive Officer (Principal Executive Officer) and Director
/s/ ROGER C. ALTMAN **Roger C. Altman**	Co-Chairman
/s/ PEDRO ASPE **Pedro Aspe**	Co-Chairman
/s/ RICHARD I. BEATTIE **Richarc I. Beattie**	Director
/s/ FRANCOIS DE ST . PHALLE **Francois de St. Phalle**	Director
/s/ GAIL BLOCK HARRIS **Gail Block Harris**	Director
/s/ CURT HESSLER **Curt Hessler**	Director
/s/ ANTHONY N. PRITZKER **Anthony N. Pritzker**	Director
/s/ ROBERT B. WALSH **Robert B. Walsh**	Chief Financial Officer (Principal Financial Officer)
/s/ PAUL PENSA **Paul Pensa**	Controller (Principal Accounting Officer)

Total Return to Shareholders
(Includes reinvestment of dividends)


$180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
8/11/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
3/31/08
6/30/08
9/30/08
12/31/08
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11

Company / Index	*Aug 11, 2006 (IPO date)*	*Dec 31, 2006*	*Dec 31, 2007*	*Dec 31, 2008*	*Dec 31, 2009*	*Dec 31, 2010*	*Mar 31, 2011*
Evercore Partners, Inc.	$100	$148	$88	$53	$132	$151	$153
S&P 500 Index	100	112	116	71	88	99	105
S&P Financial Index	100	113	90	39	44	49	50

The Stock Performance graph and related table compares the performance of an investment in our Class A common stock from August 11, 2006 through March 31, 2011, with the S&P 500 Index and the S&P Financial Index. The graph assumes $100 was invested at the opening of business on August 11, 2006 in each of our Class A common stock, the S&P 500 Index and the S&P Financial Index. It also assumes that dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

New York Stock Exchange Required Disclosures

On June 28, 2010, Evercore's Chief Executive Officer certified that he was not aware of any violation by the Company of the New York Stock Exchange's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12 (b), of which there was none.

We have filed with the Securities and Exchange Commission, as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2010, our Chief Executive Officer's and Chief Financial Officer's certifications required by Section 302 of the Sarbanes-Oxley Act of 2002.



SUPPLEMENTAL INFORMATION

Adjusted Pro Forma Results

Throughout the discussion of Evercore's business segments, information is presented on an Adjusted Pro Forma basis, which is an unaudited non-generally accepted accounting principles ("non-GAAP") measure. Adjusted Pro Forma results begin with information prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), adjusted to exclude certain items and reflect the conversion of vested and unvested Evercore LP Units, and other event-based awards, into Class A shares. Evercore believes that the disclosed Adjusted Pro Forma measures and any adjustments thereto, when presented in conjunction with comparable U.S. GAAP measures, are useful to investors to compare Evercore's results across several periods and facilitate an understanding of Evercore's operating results. The Company uses these measures to evaluate its operating performance, as well as the performance of individual employees. These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP. These Adjusted Pro Forma amounts are allocated to the Company's two business segments: Investment Banking and Investment Management. The differences between Adjusted Pro Forma and U.S. GAAP results are as follows:

1. Assumed Vesting of Evercore LP Units and Exchange into Class A Shares. The Company incurred expenses in Employee Compensation and Benefits, resulting from the modification of Evercore LP Units, which will vest over a five-year period. The Adjusted Pro Forma results assume these LP Units have vested and have been exchanged for Class A shares. Accordingly, any expense associated with these units is excluded from Adjusted Pro Forma results and the noncontrolling interest related to these units is converted to controlling interest. The Company's Management believes that it is useful to provide the per-share effect associated with the assumed conversion of these previously granted but unvested equity, and thus the Adjusted Pro Forma results reflect the vesting of all unvested Evercore LP partnership units and event-based stock-based awards.

2. Expenses Associated with Business Combinations. The following expenses resulting from business combinations have been excluded from Adjusted Pro Forma results because the Company's Management believes that operating performance is more comparable across periods excluding the effects of these acquisition-related charges;

   a. Acquisition and Transition Costs. The Company has reflected Acquisition and Transition Costs for expenses incurred during the first quarter of 2009 in connection with the acquisition of SFS and the formation of ETC. This charge reflects the change in accounting for deal-related costs required by SFAS No. 141(R), Business Combinations, codified under ASC 805, which was effective January 1, 2009.

   b. Amortization of Intangible Assets. Amortization of intangible assets related to the Protego acquisition was undertaken in contemplation of the IPO. The Braveheart acquisition occurred on December 19, 2006. Also excluded is amortization of intangible assets associated with the acquisitions of SFS and EAM.

   c. Deferred Consideration Related to Braveheart Acquisition. The former shareholders of Braveheart were issued restricted stock in the first quarter of 2008 as additional deferred consideration pursuant to the Sale and Purchase Agreement associated with the Braveheart acquisition. This share issuance was expensed for U.S. GAAP purposes but excluded from the adjusted pro forma results.

3. Special Charges. The Company has reflected charges in conjunction with its decision to suspend capital raising for ECP and other ongoing strategic cost management initiatives, which it has excluded from Adjusted Pro Forma results. These charges relate to the expense required to be recorded under U.S. GAAP for stock-based compensation awards that are voluntarily forfeited by employees who remain with the Company. During 2009 employees voluntarily forfeited 738,000 unvested restricted stock units and 250,000 partnership units. The Company's Management

believes that excluding the effects of these Special Charges improves the comparability of operating performance across periods.

4. Client Expenses. The Company has reflected the reclassification of reimbursable expenses and expenses associated with revenue sharing engagements with third parties as a reduction of revenue. The Company's Management believes that this adjustment results in more meaningful key operating ratios, such as compensation to net revenues and operating margin.

5. Income Taxes. Evercore is organized as a series of Limited Liability Companies, Partnerships, a C-Corporation and a Public Corporation and therefore, not all of the Company's income is subject to corporate-level taxes. As a result, adjustments have been made to the Adjusted Pro Forma earnings to assume that the Company has adopted a conventional corporate tax structure and is taxed as a C Corporation in the U.S. at the prevailing corporate rates, that all deferred tax assets relating to foreign operations are fully realizable within the structure on a consolidated basis and that adjustments for deferred tax assets related to the ultimate tax deductions for equity-based compensation awards are made directly to stockholders' equity. This assumption is consistent with the assumption that all Evercore LP Units are vested and exchanged into Class A shares, as discussed in Item 1 above, as the assumed exchange would change the tax structure of the Company.

6. Presentation of Interest Expense. The Adjusted Pro Forma results present interest expense on short-term repurchase agreements, within the Investment Management segment, in Other Revenues, net, as the Company's Management believes it is more meaningful to present the spread on net interest resulting from the matched financial assets and liabilities. In addition, Adjusted Pro Forma Advisory and Investment Management Operating Income is presented before interest expense on long-term debt, which is included in interest expense on a U.S. GAAP basis.

7. Presentation of Income (Loss) from Equity Method Investments. The Adjusted Pro Forma results present Income (Loss) from Equity Method Investments within Revenue as the Company's Management believes it is a more meaningful presentation.

U.S. GAAP RECONCILIATION TO ADJUSTED PRO FORMA
(UNAUDITED)
(dollars in thousands)

	Twelve Months Ended December 31, 2010	2009	2008
		Investment Banking	
Investment Banking Revenue - U.S. GAAP	$ 301,931	$ 293,311	$ 181,608
Reimbursable Expenses (1)	(9,946)	(6,046)	(3,187)
Income (Loss) from Equity Method Investments (2)	16	-	-
Investment Banking Revenue - Adjusted Pro Forma	$ 292,001	$ 287,265	$ 178,421
Investment Banking Net Revenues - U.S. GAAP	$ 301,847	$ 292,634	$ 186,628
Reimbursable Expenses (1)	(9,946)	(6,046)	(3,187)
Income (Loss) from Equity Method Investments (2)	16	-	-
Interest Expense on Long-term Debt (3)	4,169	2,742	-
Investment Banking Net Revenues - Adjusted Pro Forma	$ 296,086	$ 289,330	$ 183,441
Investment Banking Operating Income - U.S. GAAP	$ 42,127	$ 70,507	$ 20,195
Income (Loss) from Equity Method Investments (2)	16	-	-
Interest Expense on Long-term Debt (3)	4,169	2,742	-
Amortization of LP Units and Certain Other Awards (4)	17,532	7,910	-
Special Charges (5)	-	7,942	-
Intangible Asset Amortization (6)	1,876	1,876	1,884
Deferred Consideration Pursuant to the Braveheart Sale and Purchase Agreement (7)	-	-	7,452
Investment Banking Operating Income - Adjusted Pro Forma	$ 65,720	$ 90,977	$ 29,531
		Investment Management	
Investment Management Revenue - U.S. GAAP	$ 77,579	$ 23,269	$ 9,811
Reimbursable Expenses (1)	(152)	(248)	(636)
Income (Loss) from Equity Method Investments (2)	(573)	(1,406)	(371)
Investment Management Revenue - Adjusted Pro Forma	$ 76,854	$ 21,615	$ 8,804
Fee-Based Revenues - U.S. GAAP	$ 69,885	$ 28,989	$ 12,218
Reimbursable Expenses (1)	(152)	(248)	(636)
Fee-Based Revenues - Adjusted Pro Forma	$ 69,733	$ 28,741	$ 11,582
Investment Management Operating Income - U.S. GAAP	$ (7,885)	$ (49,323)	$ (29,208)
Income (Loss) from Equity Method Investments (2)	(573)	(1,406)	(371)
Interest Expense on Long-term Debt (3)	3,525	4,853	2,554
Amortization of LP Units and Certain Other Awards (4)	3,289	1,490	-
Special Charges (5)	-	12,187	4,132
Intangible Asset Amortization (6)	460	316	-
Acquisition and Transition Costs (8)	-	712	1,596
Noncontrolling Interest (9)	-	-	136
Investment Management Operating Income - Adjusted Pro Forma	$ (1,184)	$ (31,171)	$ (21,161)
		Consolidated	
Other Net - U.S. GAAP	$ (613)	$ (2,035)	$ 3,607
Interest Expense on Long-term Debt (3)	7,694	7,595	2,554
Other Net - Adjusted Pro Forma	$ 7,081	$ 5,560	$ 6,161
Net Revenues - U.S. GAAP	$ 378,897	$ 314,545	$ 195,026
Reimbursable Expenses (1)	(10,098)	(6,294)	(3,823)
Income (Loss) from Equity Method Investments (2)	(557)	(1,406)	(371)
Interest Expense on Long-term Debt (3)	7,694	7,595	2,554
Net Revenues - Adjusted Pro Forma	$ 375,936	$ 314,440	$ 193,386
Operating Income - U.S. GAAP	$ 34,242	$ 21,184	$ (9,013)
Income (Loss) from Equity Method Investments (2)	(557)	(1,406)	(371)
Interest Expense on Long-term Debt (3)	7,694	7,595	2,554
Amortization of LP Units and Certain Other Awards (4)	20,821	9,400	-
Special Charges (5)	-	20,129	4,132
Intangible Asset Amortization (6)	2,336	2,192	1,884
Deferred Consideration Pursuant to the Braveheart Sale and Purchase Agreement (7)	-	-	7,452
Acquisition and Transition Costs (8)	-	712	1,596
Noncontrolling Interest (9)	-	-	136
Operating Income - Adjusted Pro Forma	$ 64,536	$ 59,806	$ 8,370
Net Income (Loss) Attributable to Evercore Partners Inc. - U.S. GAAP	$ 8,954	$ (1,570)	$ (4,713)
Amortization of LP Units and Certain Other Awards (4)	20,821	9,400	-
Special Charges (5)	-	20,129	4,132
Intangible Asset Amortization (6)	2,336	2,192	1,884
Deferred Consideration Pursuant to the Braveheart Sale and Purchase Agreement (7)	-	-	7,452
Acquisition and Transition Costs (8)	-	712	1,596
Noncontrolling Interest (9)	13,776	5,068	(4,714)
Income Taxes (10)	(7,993)	(3,048)	(1,589)
Net Income Attributable to Evercore Partners Inc. - Adjusted Pro Forma	$ 37,894	$ 32,883	$ 4,048
Diluted Shares Outstanding - U.S. GAAP	22,968	15,545	13,072
Basic and Diluted Weighted Average Shares of Class A Common Stock Outstanding (11)	-	-	85
Vested Partnership Units (11)	11,914	14,172	15,188
Unvested Partnership Units (11)	4,540	4,603	4,853
Vested Restricted Stock Units - Event Based (11)	-	-	(2)
Unvested Restricted Stock Units - Event Based (11)	633	728	801
Unvested Restricted Stock Units - Service Based (11)	-	1,798	36
Unvested Restricted Stock - Service Based (11)	-	80	103
Diluted Shares Outstanding - Adjusted Pro Forma	40,055	36,926	34,136
Key Metrics: (a)			
Diluted Earnings (Loss) Per Share - U.S. GAAP (b)	$ 0.39	$ (0.10)	$ (0.36)
Diluted Earnings Per Share - Adjusted Pro Forma (b)	$ 0.94	$ 0.89	$ 0.12

(a) Reconciliations of the key metrics from U.S. GAAP to Adjusted Pro Forma are a derivative of the reconciliations of their components above.

(b) For Earnings Per Share purposes, Net Income (Loss) Attributable to Evercore Partners Inc. is reduced by $74 of accretion for the twelve months ended December 31, 2010, related to the Company's noncontrolling interest in Trilantic Capital Partners.

Notes to U.S. GAAP Reconciliation to Adjusted Pro Forma

(1) The Company has reflected the reclassification of reimbursable expenses and expenses associated with revenue sharing engagements with third parties as a reduction of revenue.

(2) Income (Loss) from Equity Method Investments is included within Revenue as the Company's Management believes it is a more meaningful presentation.

(3) Interest Expense on Long-term Debt is excluded from the Adjusted Pro Forma Investment Banking and Investment Management segment results and is included in Interest Expense in the segment results on a U.S. GAAP Basis.

(4) The Company incurred expenses from the modification of Evercore LP Units, which will vest over a five-year period.

(5) The Company has reflected charges in conjunction with Evercore's decision to suspend capital raising for ECP and other ongoing strategic cost management initiatives. The charges in 2009 relate to the expense required to be recorded under U.S. GAAP for stock-based compensation awards that are voluntarily forfeited by employees who remain with the Company. During 2009 employees voluntarily forfeited 738,000 unvested restricted stock units and 250,000 Evercore LP partnership units. The charges in 2008 related to the write-off of certain capitalized costs associated with ECP capital raising initiatives, employee severance, accelerated share-based vesting and facilities costs associated with the closing of the Los Angeles office.

(6) Reflects expenses associated with amortization of intangible assets acquired in the Protego, Braveheart, SFS and EAM acquisitions.

(7) Reflects an adjustment for a reduction of compensation expense associated with the issuance of restricted stock to the former shareholders of Braveheart as additional deferred consideration pursuant to the Sale and Purchase Agreement associated with the Braveheart acquisition.

(8) The Company has reflected Acquisition and Transition Costs for costs incurred during the first quarter of 2009 in connection with the acquisition of SFS and the formation of ETC. This charge reflects the change in accounting for deal-related costs required by SFAS No. 141(R), *Business Combinations*, codified under ASC 805, which was effective January 1, 2009.

(9) Reflects adjustment to eliminate noncontrolling interest related to all Evercore LP partnership units which are assumed to be converted to Class A common stock.

(10) Evercore is organized as a series of Limited Liability Companies, Partnerships, a C-Corporation and a Public Corporation and therefore, not all of the Company's income is subject to corporate level taxes. As a result, adjustments have been made to Evercore's effective tax rate. These adjustments assume that the Company has adopted a conventional corporate tax structure and is taxed as a C Corporation in the U.S. at the prevailing corporate rates, that all deferred tax assets relating to foreign operations are fully realizable within the structure on a consolidated basis and that, historically, adjustments for deferred tax assets related to the ultimate tax deductions for equity-based compensation awards are made directly to stockholders' equity.

(11) Assumes the vesting of all Evercore LP partnership units and restricted stock unit event-based awards and reflects on a weighted average basis, the dilution of unvested service-based awards. In the computation of outstanding common stock equivalents for U.S. GAAP net income per share, the unvested Evercore LP partnership units are anti-dilutive and the event-based restricted stock units are excluded from the calculation.

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Principal Offices

New York
55 East 52nd Street
New York, NY 10055
Tel: +212.857.3100
Fax: +212.857.3101

San Francisco
Three Embarcadero Center
Suite 1450
San Francisco, CA 94111
Tel: +415.989.8900
Fax: +415.989.8929

London
10 Hill Street
London W1J 5NQ
United Kingdom
Tel: +44.207.268.2700
Fax: +44.207.268.2710

México City
Blvd. Manuel Ávila Camacho 36,
piso 22 Torre Esmeralda II
Col. Lomas De Chapultepec
México City, Distrito Federal 11000
México
Tel: +52.55.52.49.43.00
Fax: +52.55.52.49.43.17

São Paulo (Evercore | G5)
Av. Brig. Faria Lima, 3311 - 10º andar
cep 04538 133 itaim bibi
Brasil
Tel: +55.11.3014.6868
Fax: +55.11.3014.6869

Hong Kong
Two Exchange Square
Suite 1606
Central, Hong Kong
Tel: +852.3983.2600
Fax: +852.2869.0319

www.evercore.com